Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)
Fourth Quarter and Full Year 2023
Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 13, 2024, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2023. Unless otherwise indicated, all amounts are presented in U.S. dollars.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 97.

Abbreviations

BAP	Biodiversity Action Plans
BNL	Barrick Niugini Limited
CDCs	Community Development Committees
CHUG	Cortez Hills Underground
CIL	Carbon-in-leach
Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL
DRC	Democratic Republic of Congo
E&S Committee	Environmental and Social Oversight Committee
ESG	Environmental, Social and Governance
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
EIA	Environmental Impact Assessment
ESIA	Environmental and Social Impact Assessment
FEIS	Final Environmental Impact Statement
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
IASB	International Accounting Standards Board
ICMM	International Council on Mining and Metals
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
IP	Induced Polarization
IRC	Internal Revenue Commission
IRR	Internal Rate of Return
ISSB	International Sustainability Standards Board
KCD	Karagba, Chauffeur and Durba
Kumul Minerals	Kumul Minerals Holdings Limited

LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate
LOM	Life of Mine
MAA	Multiple Accounts Analysis
MRE	Mineral Resources Enga Limited
Mtpa	Million tonnes per annum
MVA	Megavolt-amperes
MW	Megawatt
NGM	Nevada Gold Mines
NSR	Net Smelter Return
OECD	Organisation for Economic Co-operation and Development
PFS	Pre-feasibility Study
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
RAP	Resettlement Action Plan
RC	Reverse Circulation
RIB	Rapid Infiltration Basin
RIL	Resin-in-leach
ROD	Record of Decision
SAG	Semi-autogenous grinding
SDG	Sustainable Development Goals
SML	Special Mining Lease
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
WGC	World Gold Council
WTI	West Texas Intermediate

BARRICK YEAR-END 2023	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated development timelines related to the Goldrush Project; the planned updating of the historical Reko Diq feasibility study and targeted first production; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Pueblo Viejo plant expansion and mine life extension project, Lumwana Super Pit expansion, Veladero Phase 7 leach pad project, solar power projects at NGM and Loulo-Gounkoto, Donlin Gold, and the Jabal Sayid Lode 1 project; the transition of the Chilean side of the Pascua-Lama project into closure; the potential for Lumwana to extend its life of mine through the development of a Super Pit and expected timing of the feasibility study and targeted first production; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; the resumption of operations at the Porgera mine and expected restart of mining and processing in the first quarter of 2024; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions and our reliance on our value chain to help us achieve these targets within the specified time frames), safety performance, TSF management, including Barrick’s conformance with the GISTM, community development, responsible water use, biodiversity and human rights initiatives; Barrick’s engagement with local communities; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development

BARRICK YEAR-END 2023	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures in our MD&A:
■“adjusted net earnings”
■“free cash flow”
■“EBITDA”
■“adjusted EBITDA”
■“attributable EBITDA”
■“minesite sustaining capital expenditures”
■“project capital expenditures”
■“total cash costs per ounce”
■“C1 cash costs per pound”
■“all-in sustaining costs per ounce/pound”
■“all-in costs per ounce” and
■“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 70 to 88. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 89. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Attributable EBITDA
In addition to adjusted EBITDA, we are also providing attributable EBITDA, which we introduced in the third quarter of 2023 and removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

BARRICK YEAR-END 2023	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Index

5	Overview
	5	Our Vision
	5	Our Business
	5	Our Strategy
	6	Financial and Operating Highlights
	9	Key Business Developments
	11	Outlook for 2024
	15	Environmental, Social and Governance
	18	Market Overview
	19	Reserves and Resources
	21	Risks and Risk Management
	23	Production and Cost Summary
25	Operating Performance
	26	Nevada Gold Mines
		27	Carlin
		30	Cortez
		32	Turquoise Ridge
		34	Other Mines - Nevada Gold Mines
	35	Pueblo Viejo
	37	Loulo-Gounkoto
	39	Kibali
	41	North Mara
	43	Bulyanhulu
	45	Other Mines - Gold
	46	Lumwana
	48	Other Mines - Copper
49	Growth Project Updates
52	Exploration and Mineral Resource Management

57	Review of Financial Results
	57	Revenue
	58	Production Costs
	59	Capital Expenditures
	60	General and Administrative Expenses
	60	Exploration, Evaluation and Project Costs
	61	Finance Costs, Net
	61	Additional Significant Statement of Income Items
	62	Income Tax Expense
64	Financial Condition Review
	64	Balance Sheet Review
	64	Shareholders’ Equity
	64	Financial Position and Liquidity
	65	Summary of Cash Inflow (Outflow)
	66	Summary of Financial Instruments
67	Commitments and Contingencies
68	Review of Quarterly Results
69	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
69	IFRS Critical Accounting Policies and Accounting Estimates
70	Non-GAAP Financial Measures
89	Technical Information
89	Endnotes
96	Glossary of Technical Terms
97	Mineral Reserves and Mineral Resources Tables
112	Management’s Responsibility
112	Management’s Report on Internal Control Over Financial Reporting
113	Independent Auditor’s Report
117	Financial Statements
122	Notes to Consolidated Financial Statements

BARRICK YEAR-END 2023	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Overview

Our Vision
We strive to be the world’s most valued gold and copper company by owning the best assets, managed by the best people, to deliver the best returns and benefits for all our stakeholders.

Our Business
Barrick is a sector-leading gold and copper producer with annual gold production and gold reserves that are among the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We hold ownership interests in thirteen producing gold mines, including six Tier One Gold Assets1 and a diversified exploration portfolio positioned for growth in many of the world’s most prolific gold districts. These gold mines are geographically diversified and are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. Our three copper mines are located in Zambia, Chile and Saudi Arabia. Our exploration and development projects are located throughout the world, including the Americas, Asia and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and copper concentrate is sold to independent smelting or trading companies; and copper cathode is sold to third-party purchasers or on an exchange. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX.

Our Strategy
Our strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. We are focused on returns to our stakeholders by optimizing free cash flow, managing risk to create long-term value for our shareholders and partnering with host governments and our local communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:1

Asset Quality
■Grow and invest in a portfolio of Tier One Gold Assets1, Tier Two Gold Assets2, Tier One Copper Assets3 and Strategic Assets4 with an emphasis on organic growth to leverage our existing footprint located in world class geological districts. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. The required return on Tier One1,3 capital investments is 15%, adjusting to 10% return on long-life (20+ year) investments with exposure to multiple commodity cycles. The required return on investment for Tier Two Gold Assets2 is 20%.
■Invest in exploration across extensive land positions in many of the world’s most prolific gold and copper districts.
■Maximize the long-term value of our strategic Copper Business5.
■Sell non-core assets over time in a disciplined manner.

Operational Excellence
■Strive for zero harm workplaces.
■Operate a flat management structure with a strong ownership culture.
■Streamline management and operations, and hold management accountable for the businesses they manage.
■Leverage innovation and technology to drive industry-leading efficiencies.
■Build trust-based partnerships with our host governments, business partners, and local communities to drive shared long-term value.

Sustainable Profitability
■Follow a disciplined approach to growth and proactively manage our impacts on the wider environment, emphasizing long-term value for all stakeholders.
■Increase returns to shareholders, driven by a focus on return on capital, IRR and free cash flow6.

1 Numerical annotations throughout the text of this document refer to the endnotes found on page 89.

BARRICK YEAR-END 2023	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Financial Results ($ millions)
Revenues	3,059	2,862	7%	11,397	11,013	3%	11,985
Cost of sales	2,139	1,915	12%	7,932	7,497	6%	7,089
Net earnings[a]	479	368	30%	1,272	432	194%	2,022
Adjusted net earnings[b]	466	418	11%	1,467	1,326	11%	2,065
Attributable EBITDA[b]	1,068	1,071	0%	3,987	4,029	(1)%	5,247
Attributable EBITDA margin[b]	42%	45%	(7)%	42%	44%	(5)%	53%
Minesite sustaining capital expenditures[b,c]	569	529	8%	2,076	2,071	0%	1,673
Project capital expenditures[b,c]	278	227	22%	969	949	2%	747
Total consolidated capital expenditures[c,d]	861	768	12%	3,086	3,049	1%	2,435
Net cash provided by operating activities	997	1,127	(12)%	3,732	3,481	7%	4,378
Net cash provided by operating activities margin[e]	33%	39%	(15)%	33%	32%	3%	37%
Free cash flow[b]	136	359	(62)%	646	432	50%	1,943
Net earnings per share (basic and diluted)	0.27	0.21	29%	0.72	0.24	200%	1.14
Adjusted net earnings (basic)[b] per share	0.27	0.24	13%	0.84	0.75	12%	1.16
Weighted average diluted common shares (millions of shares)	1,756	1,755	0%	1,755	1,771	(1)%	1,779
Operating Results
Gold production (thousands of ounces)[f]	1,054	1,039	1%	4,054	4,141	(2)%	4,437
Gold sold (thousands of ounces)[f]	1,042	1,027	1%	4,024	4,141	(3)%	4,468
Market gold price ($/oz)	1,971	1,928	2%	1,941	1,800	8%	1,799
Realized gold price[b,f] ($/oz)	1,986	1,928	3%	1,948	1,795	9%	1,790
Gold cost of sales (Barrick’s share)[f,g] ($/oz)	1,359	1,277	6%	1,334	1,241	7%	1,093
Gold total cash costs[b,f] ($/oz)	982	912	8%	960	862	11%	725
Gold all-in sustaining costs[b,f] ($/oz)	1,364	1,255	9%	1,335	1,222	9%	1,026
Copper production (millions of pounds)[f]	113	112	1%	420	440	(5)%	415
Copper sold (millions of pounds)[f]	117	101	16%	408	445	(8)%	423
Market copper price ($/lb)	3.70	3.79	(2)%	3.85	3.99	(4)%	4.23
Realized copper price[b,f] ($/lb)	3.78	3.78	0%	3.85	3.85	0%	4.32
Copper cost of sales (Barrick’s share)[f,h] ($/lb)	2.92	2.68	9%	2.90	2.43	19%	2.32
Copper C1 cash costs[b,f] ($/lb)	2.17	2.05	6%	2.28	1.89	21%	1.72
Copper all-in sustaining costs[b,f] ($/lb)	3.12	3.23	(3)%	3.21	3.18	1%	2.62
	As at 12/31/23	As at 9/30/23	Change	As at 12/31/23	As at 12/31/22	Change	As at 12/31/21
Financial Position ($ millions)
Debt (current and long-term)	4,726	4,775	(1)%	4,726	4,782	(1)%	5,150
Cash and equivalents	4,148	4,261	(3)%	4,148	4,440	(7)%	5,280
Debt, net of cash	578	514	12%	578	342	69%	(130)
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.Total consolidated capital expenditures also includes capitalized interest of $14 million and $41 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $12 million; 2022: $29 million; 2021: $15 million).
e.Represents net cash provided by operating activities divided by revenue.
f.On an attributable basis.
g.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
h.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2023	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a,c] (thousands of tonnes)

GOLD COST OF SALES[d], TOTAL CASH COSTS[e],	COPPER COST OF SALES[c,d], C1 CASH COSTS[c,e]
AND ALL-IN SUSTAINING COSTS[e] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[c,e] ($ per pound)

NET EARNINGS, ATTRIBUTABLE EBITDA[d] AND ATTRIBUTABLE EBITDA MARGIN[d]	CAPITAL EXPENDITURES[f] ($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[d]	DIVIDENDS[g] (cents per share)
a.On an attributable basis.
b.Based on the midpoint of the 2024 guidance range.
c.Beginning in 2024, we will present our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Our copper cost metrics will continue to be reported on a per pound basis.
d.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
e.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
f.Capital expenditures also includes capitalized interest.
g.Dividend per share declared in respect of the stated period, inclusive of the performance dividend.

BARRICK YEAR-END 2023	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings6 - three months ended December 31, 2023 versus September 30, 2023
Net earnings for the three months ended December 31, 2023 were $479 million compared to $368 million in the prior quarter. The increase was primarily due to the following items:
■a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023; partially offset by
■a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon; and
■significant tax adjustments of $120 million related to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $466 million for the three months ended December 31, 2023 was $48 million higher than the prior quarter mainly due to a higher realized gold price6 and higher gold and copper sales volumes, partially offset by an increase in cost of sales per ounce/pound7. The realized gold price6 was $1,986 per ounce for the three months ended December 31, 2023, compared to $1,928 per ounce in the prior quarter, while the realized copper price6 remained consistent with the prior quarter at $3.78 per pound. Higher gold sales volume was attributed to stronger performance at Cortez mainly due to higher grades, at Phoenix as planned maintenance was performed in the prior quarter, and at Pueblo Viejo reflecting higher recovery and higher grades processed. This was partially offset by lower production at Loulo-Gounkoto, as planned, due to lower grades processed. The increase in gold cost of sales per ounce7 was mainly due to the impact of lower grades processed at Loulo-Gounkoto and Carlin, combined with higher electricity, grinding media and plant maintenance costs, as well as the impact of a 1 in 500 year tropical storm in November 2023 at Pueblo Viejo. Higher copper cost of sales per pound7 was primarily due to lower mining efficiencies as the wet season commenced, combined with lower grades processed and lower plant recovery at Lumwana.
Refer to page 70 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings6 - year ended December 31, 2023 versus December 31, 2022
Net earnings for the year ended December 31, 2023 were $1,272 million compared to $432 million in the prior year. The increase was primarily due to:
■a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon occurring in the prior year;
■a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023; partially offset by
■an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project occurring in the prior year;
■significant tax adjustments of $220 million related to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets; and
■a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings6 of $1,467 million for the year ended December 31, 2023 was $141 million higher than the prior year. The increase in adjusted net earnings6 was primarily due to a higher realized gold price6, partially offset by an increase in cost of sales per ounce/pound7 and lower gold and copper sales volumes. The realized gold price6 was $1,948 per ounce in 2023 compared to $1,795 per ounce in the prior year, while the realized copper price6 remained consistent with the prior year at $3.85 per pound. The increase in gold/copper cost of sales per ounce/pound7 was mainly attributed to lower grades processed. Lower gold sales volumes were largely driven by Carlin and Pueblo Viejo. At Carlin, this was mainly related to the closure of the Gold Quarry concentrator at the beginning of the second quarter of 2023 and the conversion of the Goldstrike autoclave to a conventional CIL process in the first quarter of 2023 and at Pueblo Viejo due to lower grades processed in line with the mine and stockpile processing plan, lower recovery and lower throughput following the delayed commissioning and ramp-up of the expanded processing plant. These impacts were partially offset by increased production at Cortez due to higher oxide ore tonnes mined and processed from Crossroads and CHUG (at a higher recovery rate), combined with higher heap leach production. The decrease in copper sales volumes was mainly due to lower grades, tonnes mined and throughput at Zaldívar, combined with lower grades processed at Lumwana.
Refer to page 70 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and previous periods.

Factors affecting operating cash flow and free cash flow6 - three months ended December 31, 2023 versus September 30, 2023
In the three months ended December 31, 2023, we generated $997 million in operating cash flow, compared to $1,127 million in the prior quarter. The decrease of $130 million was primarily due to higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in the second and fourth quarters. This was combined with an increased unfavorable movement in working capital, mainly in accounts receivable driven by higher gold prices and higher sales volumes, partially offset by a favorable movement in inventory. Operating cash flow was further impacted by an increase in total/C1 cash costs per ounce/pound6, partially offset by a higher realized gold price6 and higher gold sales volume.
Free cash flow6 for the three months ended December 31, 2023 was $136 million, compared to $359

BARRICK YEAR-END 2023	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
million in the prior quarter, reflecting higher capital expenditures, and lower operating cash flows. In the three months ended December 31, 2023, capital expenditures on a cash basis were $861 million compared to $768 million in the prior quarter due to an increase in both project capital expenditures6 and minesite sustaining capital expenditures6. Project capital expenditures6 increased primarily due to the continued development of the TS Solar project at NGM, combined with the progress at the Yalea South project at Loulo-Gounkoto. The increase in minesite sustaining capital expenditures6 was primarily at Cortez which was mainly due to more of the new truck fleet being commissioned in the fourth quarter of 2023, partially offset by decreased capitalized waste stripping at Lumwana.

Factors affecting operating cash flow and free cash flow6 - year ended December 31, 2023 versus December 31, 2022
For the year ended December 31, 2023, we generated $3,732 million in operating cash flow, compared to $3,481 million in the prior year. The increase of $251 million was primarily due to lower cash taxes paid and higher interest received on our cash balances resulting from an increase in market interest rates. This was partially offset by an increased unfavorable movement in working capital, mainly in accounts receivable and accounts payable, partially offset by a favorable movement in inventory and other current assets. Operating cash flow was further impacted by an increase in total/C1 cash costs per ounce/pound6, partially offset by a higher realized gold price6 and higher gold sales volume.
For 2023, we generated free cash flow6 of $646 million compared to $432 million in the prior year. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In 2023, capital expenditures on a cash basis were $3,086 million compared to $3,049 million in the prior year, mainly due to an increase in project capital expenditures6, while minesite sustaining capital expenditures6 were relatively consistent with the prior year. Higher project capital expenditures6 were mainly due to the TS Solar project at NGM, as construction began in the fourth quarter of 2022, combined with the investment in the new owner mining truck fleet at Lumwana. This was partially offset by lower project spend incurred on the plant expansion at Pueblo Viejo, as the construction was largely completed in 2023. Minesite sustaining capital expenditures6 were consistent with the prior year, as increased spend on processing facilities and underground development at Carlin, higher capitalized waste stripping at North Mara, and the commencement of production at the Gounkoto underground mine were largely offset by lower capitalized waste stripping at Lumwana.

Key Business Developments
Porgera Special Mining Lease
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of PNG and Kumul Minerals, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the Commencement Agreement signed by PNG, Kumul Minerals, BNL, Porgera (Jersey) Limited, an affiliate of BNL, and MRE, the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders receive a 51% equity stake in the Porgera mine, with the remaining 49% held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG retains the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years. Under the terms of the Commencement Agreement, BNL remained in possession of the site and maintained the mine on care and maintenance while the parties worked to satisfy the conditions required for the reopening of the Porgera mine as summarized below.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022. Six out of the seven pieces of legislation took effect as of April 11 and 14, 2023, respectively, when they were published in the National Gazette, as required under PNG law. The remaining act awaits publication to take effect.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, the state-owned Kumul Minerals (Porgera) Limited and MRE. New Porgera Limited, the new Porgera joint venture company, was incorporated and subsequently became a party to the Commencement Agreement and the Shareholders’ Agreement on October 13, 2023.
On June 20, 2023, the PNG IRC, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve a dispute regarding tax assessments issued by the IRC against BNL.
On October 13, 2023, the Independent State of PNG granted a new SML, Special Mining Lease 13, to New Porgera Limited, following the execution of the Mining Development Contract by the Independent State of PNG and New Porgera Limited. The granting of the new SML to New Porgera Limited reduced Barrick’s ownership interest in the Porgera mine from 47.5% to 24.5%. Also on October 13, 2023, the Independent State of PNG and New Porgera Limited executed the Fiscal Stability Agreement for the Porgera mine and New Porgera Limited and BNL executed the Project Operatorship Agreement, pursuant to which BNL was appointed as operator of the Porgera mine.
Following the granting of the new SML, New Porgera Limited commenced negotiations with the Porgera mine property’s landowners to agree the terms of land compensation agreements applicable to the new SML. The majority of landowners agreed to allow the Porgera mine to reopen on the compensation terms that applied under the original Porgera joint venture, and to defer substantive negotiation on new compensation terms until after the mine reopens. The PNG National Parliament passed legislation on November 29, 2023 to enable the mine to reopen on this basis, and New Porgera Limited will make true-up payments to landowners for any increase in compensation under the new agreements from the date the new SML was granted.

BARRICK YEAR-END 2023	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The Commencement Agreement became unconditional on December 8, 2023, and formal completion of the Commencement Agreement was achieved on December 22, 2023. Work started on the recommissioning of the Porgera mine on that date and mining and processing are expected to restart at Porgera in the first quarter of 2024. BNL is taking steps to withdraw the legal proceedings that it initiated in relation to the Porgera dispute in accordance with the Commencement Agreement, and the international arbitration proceedings were formally terminated on January 25, 2024. The other parties to the Commencement Agreement including the State of PNG have a similar obligation to withdraw such proceedings.
Refer to notes 4 and 35 to the Financial Statements for more information.

Share Buyback Program
At the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $1 billion of Barrick’s outstanding common shares over the next 12 months. We did not purchase any shares in 2023 under the prior share buyback program, which was terminated following the authorization of the new program.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Executive Chairman Transitions to Chairman
Having achieved the foundational objectives set for the Company following its historic merger with Randgold, Mr. John Thornton concluded that it was the appropriate time to transition from the Executive Chairman role to that of Chairman, as this governance structure is best suited for the Company’s next growth phase. The transition became effective on February 13, 2024.
In his capacity as Chairman, Mr. Thornton will continue to provide leadership and direction to the Board and facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate.

BARRICK YEAR-END 2023	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlook for 2024

Operating Division Guidance
Our 2023 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6 and 2024 forecast gold and copper production, cost of sales, total cash costs6 and all-in sustaining costs6 ranges by operating division are as follows:

Operating Division	2023 attributable production (000s ozs)	2023 cost of sales[a] ($/oz)	2023 total cash costs[b] ($/oz)	2023 all-in sustaining costs[b] ($/oz)	2024 forecast attributable production (000s ozs)	2024 forecast cost of sales[a] ($/oz)	2024 forecast total cash costs[b] ($/oz)	2024 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)[c]	868	1,254	1,033	1,486	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530
Cortez (61.5%)[d]	549	1,318	906	1,282	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490
Turquoise Ridge (61.5%)	316	1,399	1,026	1,234	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190
Phoenix (61.5%)	123	2,011	961	1,162	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200
Nevada Gold Mines (61.5%)[e]	1,865	1,351	989	1,366	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450
Hemlo	141	1,589	1,382	1,672	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700
North America	2,006	1,368	1,017	1,388	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	335	1,418	889	1,249	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200
Veladero (50%)	207	1,440	1,011	1,516	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590
Porgera (24.5%)[f]	—	—	—	—	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000
Latin America & Asia Pacific	542	1,441	931	1,358	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	547	1,198	835	1,166	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250
Kibali (45%)	343	1,221	789	918	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050
North Mara (84%)	253	1,206	944	1,335	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370
Bulyanhulu (84%)	180	1,312	920	1,231	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480
Tongon (89.7%)	183	1,469	1,240	1,408	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540
Africa and Middle East	1,506	1,251	903	1,176	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total Attributable to Barrick[g,h,i]	4,054	1,334	960	1,335	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

	2023 attributable production (000s tonnes)[j]	2023 cost of sales[a,j] ($/lb)	2023 C1 cash costs[b,j] ($/lb)	2023 all-in sustaining costs[b,j] ($/lb)	2024 forecast attributable production[j] (000s tonnes)	2024 forecast cost of sales[a] ($/lb)	2024 forecast C1 cash costs[b] ($/lb)	2024 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	118	2.91	2.29	3.48	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60
Zaldívar (50%)	41	3.83	2.95	3.46	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70
Jabal Sayid (50%)	32	1.60	1.35	1.53	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00
Total Copper[h]	191	2.90	2.28	3.21	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Included within our 61.5% interest in Carlin is NGM’s 100% interest in South Arturo.
d.Includes Goldrush.
e.2023 results include Long Canyon, which was placed on care and maintenance at the end of 2023 and is not included in 2024 guidance.
f.Porgera was placed on temporary care and maintenance on April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%. Refer to page 9 for further details.
g.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
h.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, which is producing incidental ounces while in closure.
i.Includes corporate administration costs.
j.Beginning in 2024, we will present our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production amounts for 2023 have been restated in tonnes for comparative purposes. Our copper cost metrics will continue to be reported on a per pound basis.

BARRICK YEAR-END 2023	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Operating Division, Consolidated Expense and Capital Guidance
Our 2023 actual gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures and 2024 forecast gold and copper production, cost of sales, total cash costs6, all-in sustaining costs6, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2023 Guidance[a]	2023 Actual	2024 Guidance[a]
Gold production
Production (millions of ounces)	4.20 - 4.60	4,054	3.90 - 4.30
Gold cost metrics
Cost of sales - gold ($ per oz)	1,170 - 1,250	1,334	1,320 - 1,420
Total cash costs ($ per oz)[b]	820 - 880	960	940 - 1,020
Depreciation ($ per oz)	320 - 350	335	340 - 370
All-in sustaining costs ($ per oz)[b]	1,170 - 1,250	1,335	1,320 - 1,420
Copper production
Production (millions of pounds)	420 - 470	420	N/A
Production (thousands of tonnes)[c]	N/A	191	180 - 210
Copper cost metrics
Cost of sales - copper ($ per lb)	2.60 - 2.90	2.90	2.65 - 2.95
C1 cash costs ($ per lb)[b]	2.05 - 2.25	2.28	2.00 - 2.30
Depreciation ($ per lb)	0.80 - 0.90	0.89	0.90 - 1.00
All-in sustaining costs ($ per lb)[b]	2.95 - 3.25	3.21	3.10 - 3.40
Exploration and project expenses	400 - 440	361	400 - 440
Exploration and evaluation	180 - 200	183	180 - 200
Project expenses	220 - 240	178	220 - 240
General and administrative expenses	~180	126	~180
Corporate administration	~130	101	~130
Stock-based compensation[d]	~50	25	~50
Other expense (income)	70 - 90	(195)	70 - 90
Finance costs, net	280 - 320	170	260 - 300
Attributable capital expenditures[e]
Attributable minesite sustaining[b,e]	1,450 - 1,700	1,590	1,550 - 1,750
Attributable project[b,e]	750 - 900	769	950 - 1,150
Total attributable capital expenditures[e]	2,200 - 2,600	2,363	2,500 - 2,900

a.Based on the communication we received from the Government of PNG that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, our 2023 guidance excluded Porgera. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance. Refer to page 9 for further details. Guidance ranges also exclude Pierina and Long Canyon which are producing incidental ounces while in closure and care and maintenance.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Beginning in 2024, we will present our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds).
d.2023 actual results are based on a US$18.09 share price and 2024 guidance is based on a one-month trailing average ending December 31, 2023 of US$17.61 per share.
e.Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 50% share of Zaldívar and Jabal Sayid and, beginning in 2024, our 24.5% share of Porgera. Total attributable capital expenditures for 2023 actual results also includes capitalized interest of $4 million.

2024 Guidance Analysis
Estimates of future production, cost of sales per ounce7, total cash costs per ounce6 and all-in sustaining costs per ounce6 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Gold Production
We expect 2024 gold production to be in the range of 3.9 to 4.3 million ounces, compared to our actual 2023 gold production of 4.05 million ounces. We expect stronger year-over-year performances from Pueblo Viejo and to a lesser extent Turquoise Ridge, together with stable delivery across the remaining Tier One Gold Assets1 with the exception of Cortez. Production at Cortez is expected to be lower in 2024 relative to 2023 due to the Crossroads resource model changes reducing oxide mill feed partially offset by a higher contribution from Goldrush (although the delay in the receipt of the ROD has pushed some ounces from 2024 into 2025).
In addition, given that formal completion of the Commencement Agreement at Porgera was achieved on December 22, 2023, our 2024 gold production guidance now includes Porgera. Refer to page 9 for more information.
Outside of our Tier One Gold Assets1, we expect the following changes in year-over-year production. At Veladero, we expect 2024 production to be marginally

BARRICK YEAR-END 2023	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
higher than 2023. As previously disclosed, mining temporarily ceased at Long Canyon in 2022 and this asset has now been placed on care and maintenance and will no longer be included in our guidance metrics.
Across the four quarters of 2024, the Company’s gold production is expected to steadily increase throughout the year as we work towards the restart of operations at Porgera and complete rectification work at Pueblo Viejo.

Gold Cost of Sales per Ounce7
On a per ounce basis, cost of sales applicable to gold7, after removing the portion related to non-controlling interests, is expected to be in the range of $1,320 to $1,420 per ounce in 2024, compared to the 2023 actual result of $1,334 per ounce.
Costs are expected to be marginally higher than 2023 which reflects higher depreciation and the impact of higher costs at certain other operations as described further in the Gold Total Cash Costs per Ounce6 section immediately below.

Gold Total Cash Costs per Ounce6
Total cash costs per ounce6 in 2024 are expected to be in the range of $940 to $1,020 per ounce, compared to the 2023 actual result of $960 per ounce.
This range is based on our expectation that energy prices will on average be similar in 2024 compared to 2023, albeit with potentially higher volatility. Until we see lower energy prices, we are not expecting the inflationary impact from the 2022 and 2023 years to materially unwind.
In North America, our 2024 guidance for total cash costs per ounce6 for NGM of $980 to $1,060 per ounce compares to the 2023 actual result of $989 per ounce. Higher unit costs at Cortez driven by the lower production volumes are expected to largely offset lower costs at both Turquoise Ridge and Phoenix, producing a consistent result year on year.
In Latin America & Asia Pacific, total cash costs per ounce6 at Pueblo Viejo are expected to be lower compared to 2023, driven by higher throughput from the plant expansion partially offset by the impact of slightly lower grades (in line with the mine and stockpile processing plan).
For Africa and Middle East, total cash costs per ounce6 are expected to be consistent with 2023 as lower costs from Loulo-Gounkoto and Kibali are partially offset by higher costs expected at North Mara and Bulyanhulu.

Gold All-In Sustaining Costs per Ounce6
All-in sustaining costs per ounce6 in 2024 are expected to be in the range of $1,320 to $1,420 per ounce, compared to the 2023 actual result of $1,335 per ounce. This is based on the expectation that minesite sustaining capital expenditures6 on a per ounce basis will be higher than 2023 (refer to Capital Expenditures commentary below for further detail).

Copper Production and Costs
We expect 2024 copper production to be in the range of 180 to 210 thousand tonnes, compared to actual production of 191 thousand tonnes (equivalent to 420 million pounds) in 2023. Production in the second half of 2024 is expected to be materially stronger than the first half, mainly due to steadily increasing throughput at Lumwana as the new owner mining fleet is anticipated to be fully ramped up by the end of the second quarter of 2024.
In 2024, cost of sales applicable to copper7 is expected to be in the range of $2.65 to $2.95 per pound, which compares to the actual result of $2.90 per pound for 2023. C1 cash costs per pound6 guidance of $2.00 to $2.30 per pound for 2024 compares to the 2023 actual result of $2.28 per pound, mainly driven by lower costs at Lumwana resulting from higher production and operating efficiencies partially offset by higher costs at Jabal Sayid. Copper all-in sustaining costs per pound6 guidance of $3.10 to $3.40 for 2024 compares to the actual result of $3.21 in 2023. Higher minesite sustaining capital expenditures6 on a per pound basis at Lumwana (refer to Capital Expenditures commentary below for further detail) are expected to largely offset lower C1 cash costs per pound6.

Exploration and Project Expenses
We expect to incur approximately $400 to $440 million of exploration and project expenses in 2024. This is unchanged compared to our 2023 guidance range, although it is higher than the 2023 actual result of $361 million.
Within this range, we expect our exploration and evaluation expenditures in 2024 to be approximately $180 to $200 million. This is consistent with the 2023 actual result of $183 million and is unchanged from the guidance range for 2023. This expenditure will continue to support our resource and reserve conversion over the coming years including approximately $40 million in relation to Barrick’s Fourmile project.
We also expect to incur approximately $220 to $240 million of project expenses in 2024, compared to $178 million in 2023. The key driver of this increase is the ongoing feasibility study update for the Reko Diq project in Pakistan. The remainder of the expected expenditure relates to Pascua-Lama as well as project evaluation costs across the rest of the portfolio, particularly in the Latin America & Asia Pacific region.

General and Administrative Expenses
In 2024, we expect corporate administration costs to be approximately $130 million, which represents the fifth consecutive year we have kept this guidance range unchanged, notwithstanding inflationary pressures over the course of 2022 and 2023 in particular.
Separately, stock-based compensation expense in 2024 is expected to be approximately $50 million based on a share price assumption of $17.61 but will be impacted by the share price.

Finance Costs, Net
In 2024, our guidance range for net finance costs of $260 to $300 million primarily represents interest expense on long-term debt, non-cash interest expense relating to the gold and silver streaming agreements at Pueblo Viejo, and accretion, net of finance income. This guidance for 2024 is higher than the actual result for 2023 of $170 million, and reflects lower capitalized interest and our expectation that market interest rates will decrease relative to 2023, translating to lower interest income. Interest expense incurred on our bonds is at a fixed rate and consequently does not change with market interest rates.

BARRICK YEAR-END 2023	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures
Total attributable gold and copper capital expenditure for 2024 is expected to be in the range of $2,500 to $2,900 million. This is higher than the actual spend for the 2023 year of $2,363 million. We continue to focus on the delivery of our project pipeline and expect attributable project capital expenditures6 to be in the range of $950 to $1,150 million in 2024, which is higher than our actual expenditures of $769 million in 2023. This higher level of spend is primarily related to early works and long lead time items at our two major growth projects, Reko Diq and the Lumwana Super Pit, which collectively are expected to increase by around $150 million year on year. Across the Company’s gold assets, the material changes relate to expenditures on the new Naranjo TSF at Pueblo Viejo (around $100 million) and the restart of Porgera (around $50 million).
Attributable minesite sustaining capital expenditure6 for 2024 is expected to be in the range of $1,550 to $1,750 million, which compares to the actual spend for 2023 of $1,590 million. The guidance range for
2024 is split between our gold assets ($1,200 to $1,400 million) and copper assets ($335 to $385 million). Compared to the prior year, minesite sustaining capital expenditures6 in 2024 are expected to be approximately $100 million higher at Lumwana, up to $75 million higher at our Latin America & Asia Pacific sites (in particular Veladero and Porgera) and up to $50 million higher across the Africa and Middle East sites. Offsetting this impact, minesite sustaining capital expenditures6 at NGM are expected to be approximately $50 million lower compared to 2023.

Effective Income Tax Rate
Based on a gold price assumption of $1,900/oz, our expected effective tax rate range for 2024 is 26% to 30%. The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper prices, the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Outlook Assumptions and Economic Sensitivity Analysis

	2024 Guidance Assumption	Hypothetical Change	Impact on EBITDA[a] (millions)	Impact on TCC and AISC[a]

Gold price sensitivity	$1,900/oz	+/- $100/oz	‘+/-$550	‘+/-$5/oz
Copper price sensitivity	$3.50/lb	‘+/-$0.25/lb	‘+/- $110	‘+/-$0.01/lb
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.

BARRICK YEAR-END 2023	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Environmental, Social and Governance
ESG or sustainability as we like to refer to it, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan.
Barrick’s vision for sustainability is underpinned by the knowledge that sustainability aspects are interconnected and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. We must tackle all sustainability aspects holistically and concurrently to make meaningful progress in any single aspect. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board's ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, community relations and development, and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
30% of incentive payments for senior leaders under Barrick’s Partnership Plan are now tied to ESG performance, including a new 10% weighting under the annual incentive program linked to our annual safety and environment performance and a 20% weighting under our Long-Term Company Scorecard linked to the assessment of our industry-first Sustainability Scorecard. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2023 Sustainability Scorecard, and updated metrics and targets for 2024, will be disclosed in our 2023 Annual Report and Sustainability Report, published in March and April 2024 respectively. The E&S Committee tracks our progress against all metrics.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to private and public security forces across our sites. During 2023, independent human rights assessments were undertaken at the following sites: North Mara and Bulyanhulu in Tanzania; Jabal Sayid in Saudi Arabia; Loulo-Gounkoto in Mali; and Kibali in the DRC.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Everyone to go home safe and healthy every day.”
Following a number of severe safety incidents in 2022 and early in 2023, we established a Management-Level Safety Committee, and developed our “Journey to Zero” initiative at the end of the first quarter of 2023, which was disclosed in our 2022 Sustainability Report (published in April 2023).
Our focus and priority throughout the remainder of 2023 and beyond continues to be on the roll out of our “Journey to Zero” initiative. The journey was kicked off with the responsibility to STOP unsafe work, since we are all safety leaders within our organization. We recognize our responsibility to identify hazards and ensure that all the controls are in place to do the job/or task safely.
We report our safety performance quarterly as part of both our E&S Committee meetings and our reports to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.
Reflecting on 2023, our frequency rates are at an all-time low. As an organization, we had 9% fewer injuries compared to 2022, a significant reduction in injury severity, an 18% decrease in LTIs, and a 25% decrease in Restricted Duty Injuries. Statistics for 2023 show a 12% improvement in the TRIFR8 (1.14) compared to 2022. The LTIFR8 was 0.23 and dropped by 21% compared to 2022, an overall improvement of 36% over a three-year period, based on a 12-month rolling average. We also had four operating sites that worked without a LTI for the year.
Regrettably, the safety improvements were offset by five fatalities that took place during 2023, and two

BARRICK YEAR-END 2023	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
additional fatalities that occurred in early 2024 at North Mara and Kibali.
The leading causes of the fatal incidents were related to energy isolation and mobile equipment accidents. These incidents underscore the focus on effective training, particularly task training, and the link it to our Fatal Risk Management Program. As part of our Journey to Zero, we have identified four key elements in developing a culture that fosters a strong and effective focus on safety: (1) Leadership and Culture, (2) Zero Fatalities, (3) Risk Management, and (4) Prevention of Injuries.
In terms of key performance indicators, for the fourth quarter of 2023, our LTIFR8 was 0.14, a 52% decrease quarter on quarter, and our TRIFR8 was 0.69, a decrease of 46% from the third quarter of 2023.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but more importantly because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. Our annual Tax Contribution Report sets out, in detail, our economic contributions to host governments.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
Our community development spend during the fourth quarter was $15.4 million, and $43.2 million for 2023.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protect biodiversity are key areas of focus.
We maintained our strong track record of stewardship and did not record any Class 19 environmental incidents in 2023.

Climate Change
The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change and extreme weather events have on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to a changing climate and extreme weather events, as well as position ourselves for new opportunities. These factors continue to be incorporated into our formal risk assessment process. We have identified several risks and opportunities for our business including: physical impacts of extreme weather events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.
The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets1, to assess site-specific climate related risks and opportunities. The key findings and a summary of this asset-level physical and transitional risk assessment at Loulo-Gounkoto and Kibali were disclosed as part of our CDP (formerly known as the

BARRICK YEAR-END 2023	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Carbon Disclosure Project) Climate Change and Water Security questionnaires, submitted to CDP in July 2023.
In addition, climate scenario analysis and risk assessments were completed in 2023 for Carlin (physical risks) and NGM (transitional risks). These disclosures will be included in the 2023 Sustainability Report to be published in April 2024.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.
We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. The detailed roadmap was first published in our 2021 Sustainability Report and includes committed-capital projects and projects under investigation that rely on technological advances, with a progress summary contained in the 2022 Sustainability Report.
We continue to progress our extensive work across our value chain in understanding our Scope 3 (indirect emissions associated with the value chain) emissions and implementing our engagement roadmap to enable our key suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.
In November 2023, Barrick announced its Scope 3 emissions targets which it developed to promote awareness and action in its value chain and empower those actors to set their own net zero commitments, with short- and medium-term targets. These targets are both quantitative and qualitative and are focused on high emission areas in our value chain as outlined below:

Goods and Suppliers (Category 110):
■Quantitative Target: 30% emissions reduction of “Tier 1” suppliers (those suppliers that collectively account for 5% of Barrick’s total spend in this category) by 2030 against a 2022 Scope 3 base year;
■Qualitative Target: Incorporate 130 of our largest suppliers by spend into our annual outreach (this includes our Tier 1 suppliers as well as chemical and metal fabricator suppliers) and engagement; and
■2025 Target: Collect high-quality data for 50% of Tier 1 and chemical and metal fabricator suppliers through engagement, and refine emissions reduction targets by 2025.

Fuels and Energy (Category 310):
■Quantitative Target: 20% reduction against a 2022 Scope 3 base year by 2030; and
■Qualitative Targets:
■Collaborate towards new technologies to reduce fleet emissions; and
■Engage with host governments where we consume power from national grids for continued renewable energy incorporation.

Downstream Copper Processing (Category 1010):
■Qualitative Target: Outreach and engagement of all downstream customers and smelters; and
■2025 Target: Set emissions reduction target, covering 75% of copper processing, by 2025.

Improve our disclosure on climate change
Our disclosure on climate change, including in our Sustainability Report and on our website, is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world, including the ISSB’s recently issued S2 Climate-related Disclosures. In addition, we complete the annual CDP Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions
Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.
Our GHG emissions reduction target is grounded in science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.
During the fourth quarter of 2023, the Group's total Scope 1 and 2 (location-based) GHG emissions were 1,726 kt CO2-e11. The preliminary 2023 emissions are approximately 6% less than the GHG emissions for the same period year period in 2022 (Scope 1 and 2 (location-based)). The full year data assurance process is currently underway and final 2023 data will be included in Barrick’s 2023 Sustainability Report.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy and standalone Water Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions in which we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set an annual water recycling and reuse target of 80%. Our water recycling and reuse rate for the fourth

BARRICK YEAR-END 2023	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
quarter of 2023 was approximately 84%. The increase was due to refinement of the Pueblo Viejo water balance accounting and thus the performance against 2022 is not directly comparable.

Tailings
We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We disclosed our conformance to the GISTM for all Extreme and Very High consequence facilities on the Barrick website on August 4, 2023, within the committed disclosure timeframe. All of our sites that are classified as Very High or Extreme consequence are in conformance with the GISTM. We continue to progress with our conformance for lower consequence facilities in accordance with the GISTM. Disclosures for lower consequence facilities will be completed by August 2025, also in accordance with the GISTM.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs. The BAPs outline our strategy to achieve no-net loss for all key biodiversity features and their associated management plans.

Market Overview
The market prices of gold and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow6 for our shareholders.

Gold
The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2023, the gold price ranged from $1,805 per ounce to an all-time high of $2,135 per ounce. The average market price for the year of $1,941 per ounce represented an all-time annual high, and an 8% increase from the 2022 average of $1,800 per ounce.
During the year, the gold price remained strong as a result of geopolitical tensions, including the conflicts in the Middle East, global economic uncertainty, the expectation of benchmark interest rate cuts as inflation pressures ease, and central bank purchases, tempered by a reduction in global gold exchange-traded fund holdings.
AVERAGE MONTHLY SPOT GOLD PRICES
(dollars per ounce)
Copper
During 2023, London Metal Exchange copper prices traded in a range of $3.56 per pound to $4.33 per pound, averaged $3.85 per pound, and closed the year at $3.84 per pound. Copper prices are heavily influenced by physical demand from emerging markets, especially China.
Copper prices in 2023 were impacted by low global economic growth, especially in China, which is the world’s largest consumer of copper, tempered by supply disruptions.

AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)
We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2023, we recorded 61 million pounds of copper sales still subject to final price settlement at an average provisional price of $3.81 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $23 million, holding all other variables constant.

Currency Exchange Rates
The results of our mining operations outside of the United States are affected by fluctuations in exchange rates. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. We also have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. In addition, we also have exposure to the Pakistani rupee through project costs on Reko Diq.
Fluctuations in these exchange rates increase the volatility of our costs reported in US dollars. In 2023, the Australian dollar traded in a range of $0.63 to $0.72 against

BARRICK YEAR-END 2023	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
the US dollar, while the US dollar against the Canadian dollar and West African CFA franc ranged from $1.31 to $1.39 and XOF 582 to XOF 628, respectively. Due to inflationary pressures in Argentina and the actions of the government, there was a continued weakening of the Argentine peso during the year and it ranged from ARS 177 to ARS 809. During 2023, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2023 beyond spot requirements.

Fuel
For 2023, the price of WTI crude oil traded in a range between $64 and $95 per barrel, with the market price averaging $78 per barrel, and closing the year at $72 per barrel. Oil prices were impacted by constrained supply, expectations for a decline in economic activity as a result of increased interest rates, and geopolitical concerns, including the ongoing invasion of Ukraine by Russia and the conflicts in the Middle East.

AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI)
(dollars per barrel)
During 2023, we did not have any fuel hedge positions, and are unhedged against fuel exposures as at December 31, 2023.

US Dollar Interest Rates
In response to inflationary pressure, the US Federal Reserve raised benchmark interest rates during 2022 and 2023 to a range of 5.25% to 5.50% by the end of 2023. Cuts in benchmark interest rates are currently expected during 2024 as those inflationary pressures are forecast to continue to ease, but any changes to monetary policy will be dependent on economic data to be observed during the year.
At present, our interest rate exposure mainly relates to interest income received on our cash balances ($4.1 billion at December 31, 2023); the mark-to-market value of derivative instruments; the carrying value of certain non-current assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2023). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of our debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.
Reserves and Resources12
For full details of our mineral reserves and mineral resources, refer to page 98 of the Fourth Quarter 2023 Report.

Gold Reserves and Resources
Barrick’s 2023 gold mineral reserves and resources are estimated using a gold price assumption of $1,300 and $1,700 per ounce, respectively, which are both consistent with 2022, except at Tongon, where mineral reserves were estimated using a gold price assumption of $1,500 per ounce and Hemlo where mineral reserves were estimated using a gold price assumption of $1,400 per ounce. Both are reported to a rounding standard of two significant digits for tonnes and metal content, with grades reported to two decimal places.
As of December 31, 2023, Barrick’s proven and probable gold reserves were 77 million ounces13 at an average grade of 1.65 g/t, increasing from 76 million ounces14 at an average grade of 1.67 g/t in 2022. Year-over-year, attributable reserves have increased by 5 million ounces before 2023 depletion of 4.6 million, delivering a third consecutive year of organic gold reserve growth over and above annual depletion. Since year-end 2019, Barrick has successfully delivered replacement of over 140%15 of the Company’s gold reserve depletion, adding almost 29 million ounces15 of attributable proven and probable reserves or 44 million ounces15 of proven and probable reserves on a 100% basis (excluding both acquisitions and divestments).

ATTRIBUTABLE CONTAINED GOLD RESERVES13,14,a
(Moz)
a Figures rounded to two significant digits.

Barrick attributable measured and indicated gold resources for 2023 stand at 180 million ounces13 at 1.06 g/t, with a further 39 million ounces13 at 0.8 g/t of inferred resources. Mineral resources are reported inclusive of mineral reserves and both tonnes and metal content are reported to a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral resource grades are reported to two decimal places, whilst inferred mineral resource grades are reported to one decimal place.
The Africa & Middle East region, replaced 165% of the regional 2023 gold reserve depletion, led by Loulo-Gounkoto, with extensions of the high grade Yalea orebody, delivering a 1.1 million ounce13 increase in attributable proven and probable reserves before depletion. Bulyanhulu also delivered strong results through the extension of Reef 1 and Reef 2 near surface mineralization, with updated feasibility studies supporting an additional surface decline access portal for each Reef, adding 0.9 million ounces13 to attributable proven and probable reserves. At Kibali, the

BARRICK YEAR-END 2023	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
ongoing conversion drilling in the 11000 lode in KCD underground combined with the conversion of some satellite pit resources delivered a 0.47 million ounce13 increase in 2023 attributable proven and probable reserves before depletion.
Within the Latin America & Asia Pacific region, a pre-feasibility study was completed on the expansion of the leach pad supporting an additional pushback in the open pit at Veladero, resulting in 2023 attributable proven and probable gold reserves for the region of 27 million ounces13 at 0.96 g/t. Updates to the Reko Diq mineral resources reflect ongoing feasibility study updates, resulting in an attributable measured and indicated mineral resource of 8.3 million tonnes13 of copper at 0.43% with 14 million ounces13 of gold at 0.25 g/t, and an attributable inferred mineral resource of 2.2 million tonnes13 of copper at 0.3% with 3.8 million ounces13 of gold at 0.2 g/t.
In North America, ongoing growth programs at Turquoise Ridge, Leeville Underground in Carlin and Robertson in Cortez added 1.9 million ounces13 of gold on an attributable basis before annual depletion, effectively replacing more than 80% of annual depletion. This resulted in sustaining attributable proven and probable mineral reserves for the region at 31 million ounces13 at 2.45 g/t for 2023. At the same time, attributable gold measured and indicated mineral resources for the region stand at 68 million ounces13 at 2.10 g/t, whilst 2023 updated inferred attributable gold resources grew to 18 million ounces13 at 2.1 g/t. Looking forward to 2024, the regional mineral resource base is forecast to be a key driver of future growth. As part of this, a comprehensive evaluation program and dedicated study team will evaluate the strike length of the 100% Barrick-owned Fourmile deposit16, targeting an update to mineral resources at the end of 2024, which will inform Barrick’s decision on commencement of a pre-feasibility study.

Copper Reserves and Resources
For Barrick-operated assets, copper mineral reserves for 2023 are estimated using a copper price of $3.00 per pound, consistent with 2022. Copper mineral resources for 2023 are estimated using an updated price of $4.00 per pound. Both are reported to a rounding standard of two significant digits, for tonnes and metal content, with grades reported to two decimal places. Starting at December 31, 2023, our copper reserves and resources are being reported in tonnes, whereas previously they were reported in pounds.
Attributable proven and probable copper reserves grew by 330 thousand tonnes13 of copper year-over-year before annual depletion of 270 thousand tonnes of copper. This has resulted in 124% of annual global copper depletion at a consistent quality, with attributable proven and probable copper mineral reserves of 5.6 million tonnes13 at 0.39% as of end of year 2023. This was primarily driven by the successful drilling programs at Lumwana, which converted additional pushbacks on the Malundwe pit, and grew the Lumwana copper mineral reserve base by 6% year on year, net of depletion.

ATTRIBUTABLE CONTAINED COPPER RESERVES13,14,a
(M tonnes)
a Figures rounded to two significant digits.

Barrick’s attributable measured and indicated copper resources for 2023 stand at 21 million tonnes of copper13 at 0.39%, with a further 7.1 million tonnes of copper13 at 0.4% of inferred resources. Mineral resources are reported inclusive of mineral reserves and both tonnes and metal content are reported to a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral resource grades are reported to two decimal places, whilst inferred mineral resource grades are reported to one decimal place.
The Lumwana updated 2023 measured and indicated copper resources stand at 7.1 million tonnes13 of copper at 0.52%, with a further 4 million tonnes13 of copper at 0.4% of inferred resources expected to provide the foundation for a Tier One Copper Asset3 following the completion of the Super Pit Expansion feasibility study in 2024.
2023 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product.

BARRICK YEAR-END 2023	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Risks and Risk Management
Overview
The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. To achieve this, we:
■maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
■integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
■actively monitor key controls we rely on to achieve the Company’s objectives so they remain in place and are effective at all times; and
■provide assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Board and Committee Oversight
We maintain strong risk oversight practices, with responsibilities outlined in the mandates of the Board and related committees. The Board’s mandate is clear on its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.
The Audit & Risk Committee assists the Board in overseeing the Company’s management of principal risks and the implementation of policies and standards for monitoring and modifying such risks, as well as monitoring and reviewing the Company’s financial position and financial risk management programs. The ESG & Nominating Committee assists the Board in overseeing the Company’s policies and performance for its environmental, health and safety, corporate social responsibility and human rights programs. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and water.

Management Oversight
Our weekly Executive Committee Review is the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. Additionally, our most senior management-level body dedicated to sustainability is the E&S Committee which meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. At every quarterly meeting, the ESG & Nominating Committee and the Audit & Risk Committee are provided with updates on the key issues identified by management at these regular sessions.

Principal Risks
The following subsections describe some of our key sources of uncertainty and critical risk mitigation activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 2 of this MD&A.

Risk Factor	Risk Mitigation Strategy
Free cash flow[6] and costs
Our ability to improve productivity, drive down operating costs and optimize working capital remains a focus in 2024 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations.

■Maximizing the benefit of higher gold prices through agile management and operational execution;
■Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;
■Enabling simplification and agile decision making through optimization of business systems;
■Supply Chain is decentralized to the operations with a centralized Strategic Sourcing Group and is focused on mitigating the risks of rising costs and supply chain disruption;
■Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
■Continued enhancement of controls to prevent, detect and respond to potential cyber-attacks; and
■A flat, operationally focused, agile management structure with a tenet in ownership culture.

BARRICK YEAR-END 2023	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Risk Factor	Risk Mitigation Strategy
Social license to operate
At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick also recognizes climate change as an area of risk requiring specific focus and that reducing GHG emissions to counter the causes of climate change requires strong collective action by the mining industry.
■Our commitment to responsible mining is supported by a robust governance framework, including an overarching Sustainable Development Policy and related policies in the areas of Biodiversity, Conflict-Free Gold, Social Performance, Occupational Health and Safety, Environment and Human Rights;
■Use of our Sustainability Scorecard to track sustainability performance using key performance indicators aligned to priority areas set out in our strategy;
■Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;
■We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
■Established CDCs at all our operating mines to identify community needs and priorities and to allocate funds to those initiatives most needed and desired by local stakeholders;
■We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments;
■We published site-level TSF disclosures, in accordance with Principle 15 of the GISTM, for all of the Company’s facilities classified as ‘Very High’ and ‘Extreme’ consequence, in conformance with the requirements of the GISTM.
■Our climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce our impacts on climate change; and improve our disclosure on climate change;
■We continuously monitor developments around the world and work closely with our local communities on managing the impacts of health issues, such as Covid-19 or Ebola outbreaks, on our people and business; and
■We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook
Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2024 and beyond, our overriding objective of growing free cash flow[6] continues to be underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

■Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to reserves and resources;
■Consolidate and secure dominant land positions in favored operating districts and emerging new prospective geological domains;
■Focus on economically feasible discoveries with potential Tier One[1,3] status;
■Optimize the value of underdeveloped projects;
■Establish and develop motivated and highly agile discovery-driven teams; and
■Identify emerging opportunities and secure them through earn-in agreements or acquisition.

Financial position and liquidity
Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.
■Continued focus on generating positive free cash flow[6] by improving the underlying cost structures of our operations in a sustainable manner;
■Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, including our capacity to provide cash returns to shareholders, repurchase outstanding debt and shares, and formulate appropriate strategies;
■Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and
■Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn Credit Facility, asset sales, joint ventures, or the issuance of debt or equity securities.

BARRICK YEAR-END 2023	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Nevada Gold Mines LLC (61.5%)[a]
Gold produced (000s oz)	513	478	7%	1,865	1,862	0%	2,036
Cost of sales ($/oz)	1,331	1,273	5%	1,351	1,210	12%	1,072
Total cash costs ($/oz)[b]	968	921	5%	989	876	13%	705
All-in sustaining costs ($/oz)[b]	1,366	1,286	6%	1,366	1,214	13%	949
Carlin (61.5%)[c]
Gold produced (000s oz)	224	230	(3%)	868	966	(10%)	923
Cost of sales ($/oz)	1,219	1,166	5%	1,254	1,069	17%	968
Total cash costs ($/oz)[b]	1,006	953	6%	1,033	877	18%	782
All-in sustaining costs ($/oz)[b]	1,506	1,409	7%	1,486	1,212	23%	1,087
Cortez (61.5%)
Gold produced (000s oz)	162	137	18%	549	450	22%	509
Cost of sales ($/oz)	1,353	1,246	9%	1,318	1,164	13%	1,122
Total cash costs ($/oz)[b]	909	840	8%	906	815	11%	763
All-in sustaining costs ($/oz)[b]	1,309	1,156	13%	1,282	1,258	2%	1,013
Turquoise Ridge (61.5%)
Gold produced (000s oz)	84	83	1%	316	282	12%	334
Cost of sales ($/oz)	1,419	1,300	9%	1,399	1,434	(2%)	1,122
Total cash costs ($/oz)[b]	1,046	938	12%	1,026	1,035	(1%)	749
All-in sustaining costs ($/oz)[b]	1,257	1,106	14%	1,234	1,296	(5%)	892
Phoenix (61.5%)[c]
Gold produced (000s oz)	41	26	58%	123	109	13%	109
Cost of sales ($/oz)	1,576	2,235	(29%)	2,011	2,039	(1%)	1,922
Total cash costs ($/oz)[b]	787	1,003	(22%)	961	914	5%	398
All-in sustaining costs ($/oz)[b]	981	1,264	(22%)	1,162	1,074	8%	533
Long Canyon (61.5%)
Gold produced (000s oz)	2	2	0%	9	55	(84%)	161
Cost of sales ($/oz)	2,193	1,832	20%	1,789	1,282	40%	739
Total cash costs ($/oz)[b]	990	778	27%	724	435	66%	188
All-in sustaining costs ($/oz)[b]	1,074	831	29%	779	454	72%	238
Pueblo Viejo (60%)
Gold produced (000s oz)	90	79	14%	335	428	(22%)	488
Cost of sales ($/oz)	1,588	1,501	6%	1,418	1,132	25%	896
Total cash costs ($/oz)[b]	1,070	935	14%	889	725	23%	541
All-in sustaining costs ($/oz)[b]	1,428	1,280	12%	1,249	1,026	22%	745
Loulo-Gounkoto (80%)
Gold produced (000s oz)	127	142	(11%)	547	547	0%	560
Cost of sales ($/oz)	1,296	1,087	19%	1,198	1,153	4%	1,049
Total cash costs ($/oz)[b]	924	773	20%	835	778	7%	650
All-in sustaining costs ($/oz)[b]	1,168	1,068	9%	1,166	1,076	8%	970
Kibali (45%)
Gold produced (000s oz)	93	99	(6%)	343	337	2%	366
Cost of sales ($/oz)	1,141	1,152	(1%)	1,221	1,243	(2%)	1,016
Total cash costs ($/oz)[b]	737	694	6%	789	703	12%	627
All-in sustaining costs ($/oz)[b]	819	801	2%	918	948	(3%)	818
Veladero (50%)
Gold produced (000s oz)	55	55	0%	207	195	6%	172
Cost of sales ($/oz)	1,378	1,376	0%	1,440	1,628	(12%)	1,256
Total cash costs ($/oz)[b]	1,021	988	3%	1,011	890	14%	816
All-in sustaining costs ($/oz)[b]	1,403	1,314	7%	1,516	1,528	(1%)	1,493
Porgera (47.5%)[d]
Gold produced (000s oz)	—	—	—	—	—	—	—
Cost of sales ($/oz)	—	—	—	—	—	—	—
Total cash costs ($/oz)[b]	—	—	—	—	—	—	—
All-in sustaining costs ($/oz)[b]	—	—	—	—	—	—	—

BARRICK YEAR-END 2023	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Tongon (89.7%)
Gold produced (000s oz)	42	47	(11%)	183	180	2%	187
Cost of sales ($/oz)	1,489	1,423	5%	1,469	1,748	(16%)	1,504
Total cash costs ($/oz)[b]	1,184	1,217	(3%)	1,240	1,396	(11%)	1,093
All-in sustaining costs ($/oz)[b]	1,586	1,331	19%	1,408	1,592	(12%)	1,208
Hemlo (100%)
Gold produced (000s oz)	34	31	10%	141	133	6%	150
Cost of sales ($/oz)	1,618	1,721	(6%)	1,589	1,628	(2%)	1,693
Total cash costs ($/oz)[b]	1,407	1,502	(6%)	1,382	1,409	(2%)	1,388
All-in sustaining costs ($/oz)[b]	1,671	1,799	(7%)	1,672	1,788	(6%)	1,970
North Mara (84%)
Gold produced (000s oz)	59	62	(5%)	253	263	(4%)	260
Cost of sales ($/oz)	1,420	1,244	14%	1,206	979	23%	966
Total cash costs ($/oz)[b]	1,103	999	10%	944	741	27%	777
All-in sustaining costs ($/oz)[b]	1,449	1,429	1%	1,335	1,028	30%	1,001
Buzwagi (84%)[e]
Gold produced (000s oz)							40
Cost of sales ($/oz)							1,334
Total cash costs ($/oz)[b]							1,284
All-in sustaining costs ($/oz)[b]							1,291
Bulyanhulu (84%)
Gold produced (000s oz)	41	46	(11%)	180	196	(8%)	178
Cost of sales ($/oz)	1,413	1,261	12%	1,312	1,211	8%	1,079
Total cash costs ($/oz)[b]	1,002	859	17%	920	868	6%	709
All-in sustaining costs ($/oz)[b]	1,376	1,132	22%	1,231	1,156	6%	891
Total Attributable to Barrick[f]
Gold produced (000s oz)	1,054	1,039	1%	4,054	4,141	(2%)	4,437
Cost of sales ($/oz)[g]	1,359	1,277	6%	1,334	1,241	7%	1,093
Total cash costs ($/oz)[b]	982	912	8%	960	862	11%	725
All-in sustaining costs ($/oz)[b]	1,364	1,255	9%	1,335	1,222	9%	1,026
a.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
d.As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided starting in the third quarter of 2020. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Refer to page 9 for further information.
e.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.
f.Excludes Pierina, Lagunas Norte up until its divestiture in June 1, 2021 and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
g.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2023	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Lumwana (100%)
Copper production (millions lbs)	73	72	1%	260	267	(3%)	242
Cost of sales ($/lb)	2.95	2.48	19%	2.91	2.42	20%	2.25
C1 cash costs ($/lb)[a]	2.14	1.86	15%	2.29	1.89	21%	1.62
All-in sustaining costs ($/lb)[a]	3.38	3.41	(1%)	3.48	3.63	(4%)	2.80
Zaldívar (50%)
Copper production (millions lbs)	23	22	5%	89	98	(9%)	97
Cost of sales ($/lb)	3.85	3.86	0%	3.83	3.12	23%	3.19
C1 cash costs ($/lb)[a]	2.93	2.99	(2%)	2.95	2.36	25%	2.38
All-in sustaining costs ($/lb)[a]	3.51	3.39	4%	3.46	2.95	17%	2.94
Jabal Sayid (50%)
Copper production (millions lbs)	17	18	(6%)	71	75	(5%)	76
Cost of sales ($/lb)	1.59	1.72	(8%)	1.60	1.52	5%	1.38
C1 cash costs ($/lb)[a]	1.32	1.45	(9%)	1.35	1.26	7%	1.18
All-in sustaining costs ($/lb)[a]	1.50	1.64	(9%)	1.53	1.36	13%	1.33
Total Attributable to Barrick
Copper production (millions lbs)	113	112	1%	420	440	(5%)	415
Cost of sales ($/lb)[b]	2.92	2.68	9%	2.90	2.43	19%	2.32
C1 cash costs ($/lb)[a]	2.17	2.05	6%	2.28	1.89	21%	1.72
All-in sustaining costs ($/lb)[a]	3.12	3.23	(3%)	3.21	3.18	1%	2.62

a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Review of Operating Performance
In the first quarter of 2023, we re-evaluated our reportable operating segments and started detailed reporting on our interest in Lumwana and no longer provide detailed reporting on our interest in Veladero. As a result, our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2023	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Total tonnes mined (000s)	42,801	42,953	0%	167,641	170,302	(2)%	198,725
Open pit ore	7,430	8,374	(11)%	29,797	24,540	21%	37,670
Open pit waste	33,839	33,171	2%	132,323	140,245	(6)%	155,724
Underground	1,532	1,408	9%	5,521	5,517	0%	5,331
Average grade (grams/tonne)
Open pit mined	0.98	0.80	23%	1.03	1.27	(19)%	0.84
Underground mined	9.24	9.28	0%	8.99	8.96	0%	9.32
Processed	2.08	1.99	5%	1.98	2.50	(21)%	1.78
Ore tonnes processed (000s)	9,155	10,014	(9)%	35,590	34,873	2%	49,232
Oxide mill	2,215	2,299	(4)%	9,624	11,964	(20)%	12,334
Roaster	1,425	1,364	4%	4,993	5,506	(9)%	4,866
Autoclave	1,153	959	20%	3,636	4,341	(16)%	4,683
Heap leach	4,362	5,392	(19)%	17,337	13,062	33%	27,349
Recovery rate[b]	83%	85%	(2)%	83%	78%	6%	79%
Oxide Mill[b]	82%	82%	0%	79%	73%	8%	77%
Roaster	85%	86%	(1)%	86%	86%	0%	86%
Autoclave	81%	84%	(4)%	82%	67%	22%	69%
Gold produced (000s oz)	513	478	7%	1,865	1,862	0%	2,036
Oxide mill	126	96	31%	411	350	17%	364
Roaster	234	228	3%	891	972	(8)%	960
Autoclave	108	106	2%	386	357	8%	410
Heap leach	45	48	(6)%	177	183	(3)%	302
Gold sold (000s oz)	511	480	6%	1,860	1,856	0%	2,039
Revenue ($ millions)	1,047	945	11%	3,721	3,428	9%	3,773
Cost of sales ($ millions)	684	614	11%	2,528	2,275	11%	2,186
Income ($ millions)	355	314	13%	1,145	1,144	0%	1,675
EBITDA ($ millions)[c]	522	460	13%	1,736	1,695	2%	2,305
EBITDA margin[d]	50%	49%	2%	47%	49%	(4)%	61%
Capital expenditures[e] ($ millions)	274	213	29%	864	707	22%	555
Minesite sustaining[c]	193	162	19%	654	584	12%	458
Project[c,f]	77	51	51%	206	123	67%	97
Cost of sales ($/oz)	1,331	1,273	5%	1,351	1,210	12%	1,072
Total cash costs ($/oz)[c]	968	921	5%	989	876	13%	705
All-in sustaining costs ($/oz)[c]	1,366	1,286	6%	1,366	1,214	13%	949
All-in costs ($/oz)[c]	1,518	1,389	9%	1,477	1,280	15%	997
a.Barrick is the operator of Nevada Gold Mines and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.Excludes the Gold Quarry (Mill 5) concentrator until its decommissioning at the end of Q1 2023.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
d.Represents EBITDA divided by revenue.
e.Includes capitalized interest.
f.Includes amounts spent on the NGM TS Solar project.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

BARRICK YEAR-END 2023	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Total tonnes mined (000s)	18,338	19,674	(7)%	71,059	67,971	5%	75,207
Open pit ore	739	600	23%	4,067	6,424	(37)%	6,472
Open pit waste	16,721	18,271	(8)%	63,836	58,267	10%	65,507
Underground	878	803	9%	3,156	3,280	(4)%	3,228
Average grade (grams/tonne)
Open pit mined	2.05	1.50	37%	2.38	2.09	14%	0.78
Underground mined	8.32	7.98	4%	7.97	8.03	(1)%	8.85
Processed	4.60	4.74	(3)%	4.51	3.60	25%	2.97
Ore tonnes processed (000s)	1,840	1,707	8%	7,256	11,485	(37)%	14,282
Oxide mill	0	0	0%	377	2,448	(85)%	2,735
Roaster	1,232	1,219	1%	4,350	4,528	(4)%	3,616
Autoclave	564	349	62%	1,385	2,175	(36)%	2,221
Heap leach	44	139	(68)%	1,144	2,334	(51)%	5,710
Recovery rate[b]	81%	85%	(5)%	83%	78%	6%	77%
Roaster	84%	86%	(2)%	85%	85%	0%	85%
Autoclave	67%	80%	(16)%	72%	44%	64%	46%
Gold produced (000s oz)	224	230	(3)%	868	966	(10)%	923
Oxide mill	0	0	0%	4	48	(92)%	51
Roaster	187	194	(4)%	745	780	(4)%	728
Autoclave	29	27	7%	87	91	(4)%	102
Heap leach	8	9	(11)%	32	47	(32)%	42
Gold sold (000s oz)	220	238	(8)%	865	968	(11)%	922
Revenue ($ millions)	443	461	(4)%	1,697	1,752	(3)%	1,653
Cost of sales ($ millions)	272	282	(4)%	1,100	1,063	3%	893
Income ($ millions)	168	174	(3)%	577	685	(16)%	733
EBITDA ($ millions)[c]	215	225	(4)%	770	877	(12)%	903
EBITDA margin[d]	49%	49%	0%	45%	50%	(10)%	55%
Capital expenditures ($ millions)	110	103	7%	375	306	23%	260
Minesite sustaining[c]	108	103	5%	373	306	22%	260
Project[c]	2	0	0%	2	0	0%	0
Cost of sales ($/oz)	1,219	1,166	5%	1,254	1,069	17%	968
Total cash costs ($/oz)[c]	1,006	953	6%	1,033	877	18%	782
All-in sustaining costs ($/oz)[c]	1,506	1,409	7%	1,486	1,212	23%	1,087
All-in costs ($/oz)[c]	1,513	1,409	7%	1,488	1,212	23%	1,087
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.Excludes the Gold Quarry (Mill 5) concentrator until its decommissioning at the end of Q1 2023.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
d.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	0	2	7	6
LTIFR[8]	0.00	1.02	0.77	0.69
TRIFR[8]	2.09	2.47	2.09	2.63
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2023 compared to Q3 2023
Carlin's income for the fourth quarter of 2023 was 3% lower than the prior quarter mainly due to the lower sales volume and a higher cost of sales per ounce7, partially offset by a higher realized gold price6.
Gold production in the fourth quarter of 2023 was 3% lower compared to the prior quarter primarily due to processing higher grade ore transported from Cortez, which displaced ore from Carlin. To optimize roaster recovery, this also necessitated processing a higher proportion of open pit

BARRICK YEAR-END 2023	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
stockpiled ore. Additionally, fewer leach ounces were produced in the fourth quarter due to the timing of leach placement. This was partially offset by additional ounces produced at the Goldstrike autoclave due to unplanned downtime in the prior quarter.
Total tonnes mined in the fourth quarter of 2023 were 7% lower compared to the prior quarter, primarily driven by open pit sequencing per the mine plan. Open pit ore tonnes mined increased by 23% as Gold Quarry phase 7 was primarily in ore in the fourth quarter of 2023, driving a decrease in waste mined compared to the prior quarter. The average open pit mined grade increased by 37% compared to the prior quarter driven by Gold Quarry phase 7. Underground mined tonnes and grade were 9% and 4% higher, respectively, compared to the prior quarter, as a result of both productivity improvements at the underground mines and access to higher grade stopes.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2023 were 5% and 6% higher, respectively, than the prior quarter, mainly due to lower grades processed. In the fourth quarter of 2023, all-in sustaining costs per ounce6 was 7% higher compared to the prior quarter, mainly due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2023 were 7% higher than the prior quarter, driven by the timing of mobile equipment deliveries, partially offset by lower capitalized stripping in the Gold Quarry and South Arturo open pits as per the mine plan.

2023 compared to 2022
Carlin's income for 2023 was 16% lower than the prior year, mainly due to the lower sales volume and an increase in cost of sales per ounce7. This was partially offset by a higher realized gold price6.

INCOME AND EBITDA6,a

a The results include NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter.

Gold production in 2023 was 10% lower compared to the prior year, mainly due to the closure and decommissioning of the Gold Quarry concentrator at the end of the first quarter of 2023. In addition, production was impacted by the extended shutdown to undertake the autoclave conversion from RIL to CIL in the first quarter of 2023 and the planned maintenance shutdowns at both roasters that occurred earlier in 2023, whereas the previous shutdown at the Goldstrike roaster was in 2021.
Total tonnes mined in 2023 increased by 5% compared to the prior year, mainly due to higher waste tonnes mined at the open pit operations, as waste stripping ramped up at the next phase of South Arturo, whereas there was no mining at South Arturo in the prior year. Open pit ore tonnes mined decreased 37% from the prior year as mining of phase 4 at Goldstar was substantially completed at the beginning of the third quarter of 2023 and we completed mining of the Goldstrike 5th NW pit in the fourth quarter of 2022. The average open pit grade mined increased by 14% compared to the prior year, primarily due to the progression of mining in the Gold Quarry and Goldstar open pits. Underground tonnes mined and the average grade mined were 4% higher and 1% lower, respectively, compared to the prior year, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

PRODUCTION (thousands of ounces)

a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for 2023 were 17% and 18% higher, respectively, than the prior year due to higher maintenance costs driven by the planned shutdowns at both roasters in 2023 and the unplanned maintenance at the Goldstrike autoclave in the second half of 2023. This was combined with higher maintenance costs related to the open pit trucks that are scheduled to be replaced in 2024 and H1 2025. Costs were also further impacted by lower tonnes processed although this was partially offset by higher grades. For 2023, all-in sustaining costs per ounce6 were 23% higher than the prior year, due to the impact of higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

Capital expenditures in 2023 increased by 23% from the prior year primarily due to the continuing

BARRICK YEAR-END 2023	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
advancement of projects related to processing facilities and underground development, along with the timing of open pit and underground mobile equipment deliveries across Carlin’s mining operations.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	868	910 - 1,000
Cost of sales[7] ($/oz)	1,254	1,030 - 1,110
Total cash costs[6] ($/oz)	1,033	820 - 880
All-in sustaining costs[6] ($/oz)	1,486	1,250 - 1,330

Gold production for 2023 was below the guidance range, impacted primarily by unplanned downtime at the Goldstrike autoclave in the second half of the year. This was also a key driver of cost of sales per ounce7 and total cash costs per ounce6 being above the guidance range through both lower production and higher maintenance costs. In addition, costs were higher due to lower availabilities and higher maintenance costs mainly related to the open pit trucks that are scheduled to be replaced in 2024 and the first half of 2025. All-in sustaining costs per ounce6 was higher than guidance, mainly driven by higher total cash costs per ounce6.

BARRICK YEAR-END 2023	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cortez (61.5% basis), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Total tonnes mined (000s)	18,488	16,613	11%	70,570	72,551	(3)%	74,960
Open pit ore	3,547	5,168	(31)%	14,991	7,096	111%	15,456
Open pit waste	14,533	11,062	31%	54,133	64,136	(16)%	58,235
Underground	408	383	7%	1,446	1,319	10%	1,269
Average grade (grams/tonne)
Open pit mined	0.77	0.76	1%	0.78	1.11	(30)%	0.71
Underground mined	9.85	9.65	2%	9.54	9.76	(2)%	9.45
Processed	1.54	1.17	32%	1.37	2.06	(33)%	1.22
Ore tonnes processed (000s)	3,965	5,266	(25)%	15,741	8,706	81%	18,333
Oxide mill	683	627	9%	2,504	2,510	0%	2,548
Roaster	193	145	33%	643	978	(34)%	1,250
Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	10
Heap leach	3,089	4,494	(31)%	12,594	5,218	141%	14,525
Recovery rate	84%	86%	(2)%	84%	80%	5%	83%
Oxide Mill	80%	85%	(6)%	82%	74%	11%	78%
Roaster	90%	88%	2%	88%	87%	1%	88%
Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	81%
Gold produced (000s oz)	162	137	18%	549	450	22%	509
Oxide mill	82	67	22%	273	183	49%	192
Roaster	46	33	39%	143	192	(26)%	232
Autoclave	n/a	n/a	n/a	n/a	n/a	n/a	1
Heap leach	34	37	(8)%	133	75	77%	84
Gold sold (000s oz)	164	135	21%	548	449	22%	508
Revenue ($ millions)	327	259	26%	1,068	809	32%	913
Cost of sales ($ millions)	222	168	32%	722	522	38%	570
Income ($ millions)	102	87	17%	333	277	20%	337
EBITDA ($ millions)[a]	175	141	24%	557	432	29%	518
EBITDA margin[b]	54%	54%	0%	52%	53%	(2)%	57%
Capital expenditures ($ millions)	80	56	43%	260	251	4%	177
Minesite sustaining[a]	62	38	63%	191	187	2%	118
Project[a]	18	18	0%	69	64	8%	59
Cost of sales ($/oz)	1,353	1,246	9%	1,318	1,164	13%	1,122
Total cash costs ($/oz)[a]	909	840	8%	906	815	11%	763
All-in sustaining costs ($/oz)[a]	1,309	1,156	13%	1,282	1,258	2%	1,013
All-in costs ($/oz)[a]	1,416	1,290	10%	1,407	1,400	1%	1,129
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	1	0	3	6
LTIFR[8]	0.92	0.00	0.70	1.45
TRIFR[8]	1.85	0.93	1.64	4.35
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2023 compared to Q3 2023
Cortez’s income for the fourth quarter of 2023 was 17% higher than the prior quarter due to higher sales volume and a higher realized gold price6, partially offset by a higher cost of sales per ounce7.
Gold production in the fourth quarter of 2023 was 18% higher compared to the prior quarter. This was mainly driven by higher grades from both Crossroads and CHUG ore processed at the Cortez oxide mill, higher ore tonnes from both CHUG and the Goldrush development project transported and processed at the Carlin roasters, partially offset by lower leach ore tonnes placed resulting in lower leach production.
Total tonnes mined in the fourth quarter of 2023 were 11% higher than the prior quarter. Open pit ore tonnes mined were 31% lower, while the average grade mined was largely in line with the prior quarter, primarily driven by the transition to stripping at Crossroads (Phase 6), resulting in 31% higher waste tonnes mined. Underground tonnes and

BARRICK YEAR-END 2023	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
grade mined were 7% and 2% higher, respectively, compared to the prior quarter due to mine sequencing as per the mine plan.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2023 were 9% and 8% higher, respectively, than the prior quarter, driven by the change in the sales mix to higher-cost open pit stockpile and refractory ounces produced at the Carlin roasters, partially offset by higher grades processed. In the fourth quarter of 2023, all-in sustaining costs per ounce6 was 13% higher than the prior quarter, mainly due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2023 were 43% higher compared to the prior quarter, mainly due to higher minesite sustaining capital expenditures6, which was driven by more of the new Komatsu truck fleet being commissioned in the fourth quarter of 2023, combined with an increase in capitalized waste stripping at Crossroads (Phase 6).

2023 compared to 2022
Cortez’s income in 2023 was 20% higher than the prior year, primarily due to the higher sales volume and a higher realized gold price6, partially offset by higher cost of sales per ounce7.

INCOME AND EBITDA6

Gold production in 2023 was 22% higher than the prior year, primarily driven by higher oxide ore tonnes mined and processed from Crossroads and CHUG (at a higher recovery rate), combined with higher heap leach production. This was partially offset by a decrease in refractory ore transported and processed at the Carlin roasters.
Total tonnes mined in 2023 were 3% lower, primarily due to lower open pit waste mined. Open pit ore tonnes mined were 111% higher compared to the prior year, primarily driven by the transition from the Pipeline pit, which ceased mining operations in the first quarter of 2022, to the next phases at Crossroads and Cortez Pits which have predominantly been mining in ore this year. Underground tonnes mined increased by 10% over the same prior year period driven by higher tonnes from CHUG and increased development activity at Goldrush.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.
Cost of sales per ounce7 and total cash costs per ounce6 in 2023 were 13% and 11% higher, respectively, than the prior year mainly due to lower grades processed, reflecting a higher proportion of ounces sourced from the open pit operations, combined with lower capitalized waste stripping. For 2023, all-in sustaining costs per ounce6 increased by 2% compared to the prior year, driven by higher total cash costs per ounce6, partially offset by lower minesite sustaining capital expenditures6 on a per ounce basis.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)

a Based on the midpoint of the guidance range.

Capital expenditures in 2023 increased by 4% from the same prior year period, due to both higher minesite sustaining capital expenditures6 and project capital expenditures6. Minesite sustaining capital expenditures6 were 2% higher compared to the same prior year period, primarily due to the Komatsu fleet purchase for Cortez, which was largely offset by a decrease in capitalized waste stripping at Crossroads. Project capital expenditures6 were 8% higher due to increased development and exploration activities at Goldrush.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	549	580 - 650
Cost of sales[7] ($/oz)	1,318	1,080 - 1,160
Total cash costs[6] ($/oz)	906	680 - 740
All-in sustaining costs[6] ($/oz)	1,282	930 - 1,010

Gold production for 2023 was below the guidance range, primarily due to lower than forecasted oxide grades out of Crossroads and the slower than expected ramp-up at Goldrush which was partly due to the delay in receiving the ROD (the ROD was received late in the fourth quarter). Cost of sales per ounce7 and total cash costs per ounce6 were above the guidance range primarily due to lower grades from Crossroads, lower capitalized tonnes due to less capitalized stripping at Crossroads and fewer tonnes allocated to the Cortez Hills open pit buttress, higher maintenance costs earlier in the year and higher royalties from the higher realized gold price6 (royalty impact was $22/oz for Cortez). All-in sustaining costs per ounce6 were also higher than guidance, mainly driven by higher total cash costs per ounce6.

BARRICK YEAR-END 2023	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada USA

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Total tonnes mined (000s)	246	222	11%	919	1,053	(13)%	8,510
Open pit ore	0	0	0%	0	131	(100)%	3,020
Open pit waste	0	0	0%	0	4	(100)%	4,656
Underground	246	222	11%	919	918	0%	834
Average grade (grams/tonne)
Open pit mined	n/a	n/a	n/a	n/a	1.13	n/a	1.69
Underground mined	11.08	12.73	(13)%	11.28	11.08	2%	10.69
Processed	4.48	4.37	3%	4.34	4.26	2%	3.31
Ore tonnes processed (000s)	671	704	(5)%	2,608	2,541	3%	3,793
Oxide Mill	82	94	(13)%	357	329	9%	434
Autoclave	589	610	(3)%	2,251	2,166	4%	2,452
Heap leach	0	0	0%	0	46	(100)%	907
Recovery Rate	87%	86%	1%	86%	81%	6%	82%
Oxide Mill	83%	87%	(5)%	85%	84%	1%	83%
Autoclave	87%	86%	1%	86%	81%	6%	82%
Gold produced (000s oz)	84	83	1%	316	282	12%	334
Oxide Mill	4	4	0%	14	10	40%	16
Autoclave	79	79	0%	299	266	12%	307
Heap leach	1	0	0%	3	6	(50)%	11
Gold sold (000s oz)	86	78	10%	318	278	14%	337
Revenue ($ millions)	171	150	14%	620	501	24%	607
Cost of sales ($ millions)	121	101	20%	444	398	12%	378
Income ($ millions)	48	49	(2)%	172	98	76%	229
EBITDA ($ millions)[a]	79	77	3%	288	208	38%	352
EBITDA margin[b]	46%	51%	(10)%	46%	42%	10%	58%
Capital expenditures ($ millions)	18	13	38%	67	97	(31)%	81
Minesite sustaining[a]	17	12	42%	61	67	(9)%	47
Project[a]	1	1	0%	6	30	(80)%	34
Cost of sales ($/oz)	1,419	1,300	9%	1,399	1,434	(2)%	1,122
Total cash costs ($/oz)[a]	1,046	938	12%	1,026	1,035	(1)%	749
All-in sustaining costs ($/oz)[a]	1,257	1,106	14%	1,234	1,296	(5)%	892
All-in costs ($/oz)[a]	1,275	1,114	14%	1,251	1,405	(11)%	993
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	1	2	5	8
LTIFR[8]	1.54	3.23	1.99	2.74
TRIFR[8]	1.54	8.09	3.98	6.84
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2023 compared to Q3 2023
Turquoise Ridge's income for the fourth quarter of 2023 was 2% lower than the prior quarter, mainly due to higher cost of sales per ounce7, partially offset by the higher sales volume and a higher realized gold price6.
Gold production in the fourth quarter of 2023 was 1% higher than the prior quarter, mainly due to higher underground tonnes mined, combined with higher recoveries at the Sage autoclave, which continues to be positively impacted by improved carbon management. This was partially offset by lower autoclave throughput, which was impacted by unplanned maintenance in the fourth quarter.
Total tonnes mined increased in the fourth quarter of 2023 by 11% compared to the prior quarter, due to higher underground tonnes mined from Turquoise Ridge Underground. Grades mined decreased by 13% compared to the prior quarter, as per the mine sequence at both underground mines.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2023 were 9% and 12% higher, respectively, than the prior quarter, primarily due to higher maintenance spend at both Turquoise Ridge Underground and at the autoclave. All-in sustaining costs per ounce6 was 14% higher than the prior quarter, mainly

BARRICK YEAR-END 2023	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
reflecting higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2023 were 38% higher than the prior quarter, mainly due to increased minesite sustaining capital expenditures6 related to underground mobile equipment purchases.

2023 compared to 2022
Turquoise Ridge’s income in 2023 was 76% higher than the prior year due to the higher sales volume, a lower cost of sales per ounce7, and a higher realized gold price6.

INCOME AND EBITDA6

Gold production in 2023 was 12% higher compared to the prior year, primarily due to higher average grades processed, combined with higher recoveries at the Sage autoclave, which was positively impacted by improved carbon management. In addition, improvements in maintenance practices led to significantly higher plant availability, which in turn allowed for higher tonnes processed.
Total tonnes mined in 2023 decreased by 13% compared to the prior year, as there was some remaining open pit mining completed in the first quarter of 2022. Underground tonnes mined were in line compared to the prior year, primarily due to lower tonnes from the Vista underground mine, as per the mine plan, partially offset by improved production rates at Turquoise Ridge Underground as the benefits of the commissioning of the Third Shaft started to be realized.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2023 were 2% and 1% lower, respectively, than the prior year primarily driven by improvements in both grade and recovery. All-in sustaining costs per ounce6 decreased by 5% compared to the prior year due to lower total cash costs per ounce6, combined with lower minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2023 decreased by 31% compared to the prior year, mainly due to a decrease in project capital expenditures6 as the Third Shaft was largely completed by the end of 2022. This was combined with lower minesite sustaining capital expenditures6 due to lower underground development.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	316	300 - 340
Cost of sales[7] ($/oz)	1,399	1,290 - 1,370
Total cash costs[6] ($/oz)	1,026	900 - 960
All-in sustaining costs[6] ($/oz)	1,234	1,170 - 1,250

Gold production in 2023 was within the guidance range. Cost of sales per ounce7 and total cash costs per ounce6 were slightly above the guidance range driven by higher than planned maintenance costs both on underground infrastructure and at the Sage autoclave. All-in sustaining costs per ounce6 was within the guidance range as higher total cash costs per ounce6 were more than offset by lower than planned minesite sustaining capital expenditures6.

BARRICK YEAR-END 2023	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	12/31/23					9/30/23
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	41	1,576	787	981	5	26	2,235	1,003	1,264	6
Long Canyon (61.5%)	2	2,193	990	1,074	0	2	1,832	778	831	0
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures6.

Phoenix (61.5%)
Gold production for Phoenix in the fourth quarter of 2023 was 58% higher than the prior quarter owing to planned maintenance performed in the prior quarter, combined with improved grades and recoveries.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2023 were 29% and 22% lower, respectively, than the prior quarter, mainly due to the impact of higher grades and recoveries, combined with lower maintenance spend. In the fourth quarter of 2023, all-in sustaining costs per ounce6 decreased by 22% compared to the prior quarter, due to lower total cash costs per ounce6, combined with lower minesite sustaining capital expenditures6.

	2023 Actual	2023 Guidance
Gold produced (000s oz)	123	100 - 120
Cost of sales[7] ($/oz)	2,011	1,860 - 1,940
Total cash costs[6] ($/oz)	961	880 - 940
All-in sustaining costs[6] ($/oz)	1,162	1,110 - 1,190

Compared to our 2023 outlook, gold production was slightly higher than the guidance range. Total cash costs per ounce6 and cost of sales per ounce7 were both marginally above the guidance range, driven mainly by higher leach inventory drawdown. All-in sustaining costs per ounce6 was within the guidance range with lower minesite sustaining capital expenditures6 offsetting the higher total cash costs per ounce6.

Long Canyon (61.5%)
Mining of Phase 1 was completed in May 2022, with residual leach production over the remainder of 2022 and 2023. Following the completion of further studies, we have decided at this time not to pursue the permitting associated with Phase 2 mining and have removed those ounces from our LOM plan and the mine has been placed in care and maintenance.

	2023 Actual	2023 Guidance
Gold produced (000s oz)	9	0 - 10
Cost of sales[7] ($/oz)	1,789	2,120 - 2,200
Total cash costs[6] ($/oz)	724	730 - 790
All-in sustaining costs[6] ($/oz)	779	1,080 - 1,160
Compared to our 2023 outlook, gold production was at the top end of the guidance range. All cost metrics were within or below their respective guidance ranges.

BARRICK YEAR-END 2023	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Open pit tonnes mined (000s)	2,819	4,489	(37)%	18,074	19,754	(9)%	24,687
Open pit ore	1,902	2,037	(7)%	7,794	6,820	14%	7,969
Open pit waste	917	2,452	(63)%	10,280	12,934	(21)%	16,718
Average grade (grams/tonne)
Open pit mined	2.19	2.25	(3)%	2.05	2.23	(8)%	2.41
Processed	2.64	2.40	10%	2.39	2.68	(11)%	3.18
Autoclave ore tonnes processed (000s)	1,345	1,404	(4)%	5,332	5,669	(6)%	5,466
Recovery rate	79%	70%	13%	81%	87%	(7)%	88%
Gold produced (000s oz)	90	79	14%	335	428	(22)%	488
Gold sold (000s oz)	89	77	16%	335	426	(21)%	497
Revenue ($ millions)	190	152	25%	670	776	(14)%	898
Cost of sales ($ millions)	141	117	21%	475	482	(1)%	445
Income ($ millions)	49	31	58%	187	265	(29)%	445
EBITDA ($ millions)[b]	89	70	27%	341	411	(17)%	587
EBITDA margin[c]	47%	46%	2%	51%	53%	(4)%	65%
Capital expenditures ($ millions)	40	54	(26)%	236	351	(33)%	311
Minesite sustaining[b]	31	26	19%	117	124	(6)%	96
Project[b]	9	28	(68)%	119	227	(48)%	215
Cost of sales ($/oz)	1,588	1,501	6%	1,418	1,132	25%	896
Total cash costs ($/oz)[b]	1,070	935	14%	889	725	23%	541
All-in sustaining costs ($/oz)[b]	1,428	1,280	12%	1,249	1,026	22%	745
All-in costs ($/oz)[b]	1,532	1,640	(7)%	1,604	1,558	3%	1,178
a.Barrick is the operator of Pueblo Viejo and owns 60% with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	0	0	0	2
LTIFR[8]	0.00	0.00	0.00	0.10
TRIFR[8]	0.73	0.50	0.82	0.72
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2023 compared to Q3 2023
Pueblo Viejo’s income for the fourth quarter of 2023 was 58% higher than the prior quarter due to the higher realized gold price6 and higher sales volume, partially offset by a higher cost of sales per ounce7.
Gold production for the fourth quarter of 2023 was 14% higher than the prior quarter due to higher recovery and higher grades processed. This was partially offset by lower throughput, mainly caused by the structural failure of the crusher conveyor at the start of October 2023, as previously disclosed, which connects the new crusher and the new SAG mill feed stockpile. In addition, productivity at the mine was negatively impacted by a 1 in 500 year tropical storm in November 2023.
Cost of sales per ounce7 and total cash costs per ounce6 for the fourth quarter of 2023 were 6% and 14% higher, respectively, than the prior quarter primarily due to higher electricity costs and grinding media consumption related to the commissioning of the expansion plant. This was combined with higher plant maintenance costs, partially offset by higher grades and recovery. In addition, cost of sales per ounce7 was positively impacted by lower depreciation on a per ounce basis. For the fourth quarter of 2023, all-in sustaining costs per ounce6 were 12% higher than the prior quarter, reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6 on a per ounce basis.
Capital expenditures for the fourth quarter of 2023 decreased by 26% compared to the prior quarter, mainly due to lower project capital expenditures6 incurred on the plant expansion as the construction was substantially completed in 2023, partially offset by higher minesite sustaining capital expenditures6 following the purchase of new mining equipment and higher Llagal TSF works execution costs.

2023 compared to 2022
Pueblo Viejo’s income for 2023 was 29% lower than the prior year due to lower sales volume and a higher cost of sales per ounce7, partially offset by the higher realized gold price6.

BARRICK YEAR-END 2023	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6
Gold production for 2023 was 22% lower than the prior year, mainly due to lower grades processed in line with the mine and stockpile processing plan, lower recovery and lower tonnes processed. Throughput and recovery during 2023 were impacted by the commissioning of the new plant, with throughput additionally affected by the structural failure of the crusher conveyor in the fourth quarter, delaying the ramp-up.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 for 2023 increased by 25% and 23%, respectively, compared to the prior year, primarily reflecting the impact of lower grades, as described above, and higher consumables and energy consumption. For 2023, all-in sustaining costs per ounce6 increased by 22% compared to the prior year, mainly reflecting higher total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures for 2023 decreased by 33% compared to the prior year, mainly due to lower project capital expenditures6 incurred on the plant expansion as the construction was substantially completed in 2023. Minesite sustaining capital expenditures6 decreased due to lower capitalized waste stripping and a reduction in the purchase of new mining equipment in 2023.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	335	470 - 520
Cost of sales[7] ($/oz)	1,418	1,130 - 1,210
Total cash costs[6] ($/oz)	889	710 - 770
All-in sustaining costs[6] ($/oz)	1,249	960 - 1,040

Gold production in 2023 was lower than the guidance range mainly due to lower throughput associated with the delayed commissioning and ramp-up of the expanded processing plant. Cost of sales per ounce7 and total cash costs per ounce6 were higher than the guidance ranges, mainly due to the lower production. All-in sustaining costs per ounce6 was also higher than the guidance range mainly driven by higher total cash costs6 and higher minesite sustaining capital expenditures6 on a per ounce basis.

BARRICK YEAR-END 2023	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Total tonnes mined (000s)	5,846	6,370	(8)%	28,200	30,845	(9)%	33,073
Open pit ore	28	575	(95)%	1,240	2,989	(59)%	1,808
Open pit waste	4,872	4,893	0%	23,353	24,560	(5)%	29,050
Underground	946	902	5%	3,607	3,296	9%	2,215
Average grade (grams/tonne)
Open pit mined	2.80	3.40	(18)%	2.98	2.29	30%	3.22
Underground mined	4.54	5.05	(10)%	5.04	4.58	10%	4.68
Processed	4.31	4.76	(9)%	4.61	4.59	0%	4.79
Ore tonnes processed (000s)	1,013	1,012	0%	4,049	4,069	0%	4,015
Recovery rate	91%	91%	0%	91%	91%	0%	91%
Gold produced (000s oz)	127	142	(11)%	547	547	0%	560
Gold sold (000s oz)	127	145	(12)%	546	548	0%	558
Revenue ($ millions)	256	280	(9)%	1,068	989	8%	999
Cost of sales ($ millions)	164	158	4%	653	631	3%	585
Income ($ millions)	82	111	(26)%	388	342	13%	380
EBITDA ($ millions)[b]	129	156	(17)%	585	547	7%	602
EBITDA margin[c]	50%	56%	(11)%	55%	55%	0%	60%
Capital expenditures ($ millions)	75	69	9%	300	258	16%	238
Minesite sustaining[b]	30	43	(30)%	177	152	16%	159
Project[b]	45	26	73%	123	106	16%	79
Cost of sales ($/oz)	1,296	1,087	19%	1,198	1,153	4%	1,049
Total cash costs ($/oz)[b]	924	773	20%	835	778	7%	650
All-in sustaining costs ($/oz)[b]	1,168	1,068	9%	1,166	1,076	8%	970
All-in costs ($/oz)[b]	1,521	1,249	22%	1,392	1,270	10%	1,111
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	0	1	1	2
LTIFR[8]	0.00	0.21	0.06	0.11
TRIFR[8]	0.00	0.64	0.45	0.45
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2023 compared to Q3 2023
Loulo-Gounkoto’s income for the fourth quarter of 2023 was 26% lower than the prior quarter, mainly due to lower sales volume and a higher cost of sales per ounce7, partially offset by the higher realized gold price6.
Gold production for the fourth quarter of 2023 was 11% lower than the prior quarter, mainly due to lower grades processed, in line with the mine plan.

Cost of sales per ounce7 and total cash costs per ounce6 for the fourth quarter of 2023 were 19% and 20% higher, respectively, than the prior quarter, primarily due to the impact of lower grades processed and a higher proportion of stockpile feed (both related to a pit wall failure at the Gounkoto open pit at the end of Q3) combined with higher processing costs driven by higher power plant costs. For the fourth quarter of 2023, all-in sustaining costs per ounce6 increased by 9% compared to the prior quarter, primarily reflecting the higher total cash costs per ounce6, partially offset by lower minesite sustaining capital expenditures6.
Capital expenditures for the fourth quarter of 2023 increased by 9% compared to the prior quarter, mainly due to higher project capital expenditures6 relating to the progress at the Yalea South project, partially offset by lower minesite sustaining capital expenditures6.

2023 compared to 2022
Loulo-Gounkoto’s income for 2023 was 13% higher than the prior year, mainly due to the higher realized gold price6, partially offset by higher cost of sales per ounce7, while sales volume was in line with the prior year.

BARRICK YEAR-END 2023	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2023 was in line with the prior year based on consistent grades processed, recoveries and plant throughput across both years.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2023 were 4% and 7% higher, respectively, compared to the prior year, mainly due to higher underground costs from higher operating development meters in the current year, the impact of a pit wall failure at Gounkoto, the corresponding higher stockpile drawdown, and higher royalties driven by the higher realized gold price6. For 2023, all-in sustaining costs6 were 8% higher compared to the prior year reflecting higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2023 were 16% higher compared to the prior year, mainly due to both higher project capital expenditures6 and increased minesite sustaining capital expenditures6. The increase in project capital expenditures6 is related to the solar plant expansion project and the commencement of the Yalea South project, while minesite sustaining capital expenditures6 were higher than the prior year reflecting the commencement of production at the Gounkoto underground mine.
2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	547	510 - 560
Cost of sales[7] ($/oz)	1,198	1,100 - 1,180
Total cash costs[6] ($/oz)	835	750 - 810
All-in sustaining costs[6] ($/oz)	1,166	1,070 - 1,150

Gold production in 2023 was in the upper half of the guidance range. All cost metrics were higher than the guidance ranges as a result of higher royalties from the higher realized gold price6 (royalty impact was $18/oz for Loulo-Gounkoto), the impact of the pit wall failure at Gounkoto, and the corresponding stockpile drawdown and higher underground unit cost rates.

Regulatory Matters
In August 2022, the Government of Mali announced that it would conduct an audit of the Malian gold mining industry, including the Loulo-Gounkoto complex. Barrick engaged with the government-appointed auditors and hosted the auditors at Loulo-Gounkoto for a site visit in November 2022. In April 2023, Barrick received a draft report containing the auditors’ preliminary findings. During the second quarter, Barrick responded to the draft report to challenge the auditors’ findings, which Barrick believes are legally and factually flawed and without merit.
In addition, in June 2023, the Government of Mali announced a plan to reform the Malian mining legislation. A new mining code and a law requiring local content in the mining sector were adopted in August 2023 but are not currently being enforced, pending the adoption of implementing decrees. Under the new mining code, pre-existing mining titles remain subject to the legal and contractual regime under which they were issued for the remainder of their current term.
Refer to note 35 of the Financial Statements for information regarding the establishment conventions for the Loulo-Gounkoto complex and related matters.

BARRICK YEAR-END 2023	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Total tonnes mined (000s)	3,993	4,467	(11)%	17,837	16,649	7%	14,657
Open pit ore	619	764	(19)%	2,721	2,551	7%	1,278
Open pit waste	2,901	3,188	(9)%	13,288	12,428	7%	11,610
Underground	473	515	(8)%	1,828	1,670	9%	1,769
Average grade (grams/tonne)
Open pit mined	1.63	1.92	(15)%	1.60	1.62	(1)%	2.71
Underground mined	5.28	5.28	0%	5.11	5.62	(9)%	5.63
Processed	3.50	3.58	(2)%	3.21	3.39	(5)%	3.62
Ore tonnes processed (000s)	911	960	(5)%	3,700	3,495	6%	3,503
Recovery rate	90%	90%	0%	90%	88%	2%	90%
Gold produced (000s oz)	93	99	(6)%	343	337	2%	366
Gold sold (000s oz)	92	97	(5)%	343	332	3%	367
Revenue ($ millions)	184	187	(2)%	670	598	12%	661
Cost of sales ($ millions)	105	112	(6)%	419	413	1%	373
Income ($ millions)	78	72	8%	243	142	71%	278
EBITDA ($ millions)[b]	115	116	(1)%	390	320	22%	419
EBITDA margin[c]	63%	62%	2%	58%	54%	7%	63%
Capital expenditures ($ millions)	20	16	25%	73	92	(21)%	70
Minesite sustaining[b]	5	8	(38)%	35	70	(50)%	54
Project[b]	15	8	88%	38	22	73%	16
Cost of sales ($/oz)	1,141	1,152	(1)%	1,221	1,243	(2)%	1,016
Total cash costs ($/oz)[b]	737	694	6%	789	703	12%	627
All-in sustaining costs ($/oz)[b]	819	801	2%	918	948	(3)%	818
All-in costs ($/oz)[b]	988	881	12%	1,030	1,013	2%	861
a.Barrick owns 45% of Kibali Goldmines SA with the DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	0	2	3	2
LTIFR[8]	0	0.46	0.17	0.12
TRIFR[8]	0.47	1.62	1.39	0.98
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on January 31, 2024, an incident occurred at Kibali which resulted in the tragic fatality of an employee. Fatality incident investigations are underway. Please refer to page 15 for further details.

Financial Results
Q4 2023 compared to Q3 2023
Kibali’s income for the fourth quarter of 2023 was 8% higher than the prior quarter as a result of the higher realized gold price6 and a lower cost of sales per ounce7, partially offset by lower sales volume.
Gold production for the fourth quarter of 2023 was 6% lower than the prior quarter, due to lower throughput and lower grades processed.
Cost of sales per ounce7 for the fourth quarter of 2023 was 1% lower than the prior quarter due to lower depreciation expense, partially offset by higher total cash costs per ounce6. Total cash costs per ounce6 were 6% higher than the prior quarter mainly due to the lower grades processed as per the plan as mining in the Gorumbwa open pit came to an end during the fourth quarter. All-in sustaining costs per ounce6 for the fourth quarter of 2023 were 2% higher than the prior quarter, mainly due to higher total cash costs per ounce6, partially offset by lower minesite sustaining capital expenditures6.
Capital expenditures for the fourth quarter of 2023 were 25% higher than the prior quarter, driven by higher project capital expenditures6 relating to the progress of the solar project, completion of the reagent recovery plant and progress on the Kalimva/Ikamva and Pamao open pit projects. This was partially offset by lower minesite sustaining capital expenditures6.

2023 compared to 2022
Kibali’s income for 2023 was 71% higher than the prior year due to higher sales volume, the higher realized gold price6 and a lower cost of sales per ounce7.

BARRICK YEAR-END 2023	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

Gold production in 2023 was 2% higher compared to the prior year, mainly due to higher tonnes processed and higher recovery partially offset by lower grades processed. This represents a record year for throughput sustained by improved open pit and underground tonnes mined.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 in 2023 decreased by 2% compared to the prior year due to lower depreciation expense, partially offset by higher total cash costs per ounce6. Total cash costs per ounce6 were 12% higher, mainly due to higher royalties driven by the higher realized gold price6 and lower grades processed, as mining in the Gorumbwa open pit came to an end during the fourth quarter. For 2023, all-in sustaining costs per ounce6 were 3% lower compared to the prior year, reflecting lower minesite sustaining capital expenditures6, partially offset by higher total cash costs per ounce6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

Capital expenditures in 2023 were 21% lower compared to the prior year, due to lower minesite sustaining capital expenditures6 driven by lower capitalized waste stripping and underground development, whereas the mine plan for 2022 required higher capital investment. This was partially offset by increased project capital expenditures6 relating to the start of the solar project and our investment in the Kalimva/Ikamva open pit projects that are expected to underpin the GHG emission reduction plan and future production in our life of mine plan, respectively.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	343	320 - 360
Cost of sales[7] ($/oz)	1,221	1,080 - 1,160
Total cash costs[6] ($/oz)	789	710 - 770
All-in sustaining costs[6] ($/oz)	918	880 - 960

Gold production in 2023 was above the midpoint of the guidance range. Cost of sales per ounce7 and total cash costs per ounce6 were above the guidance ranges as a result of higher royalties from the higher realized gold price6 (royalty impact was $16/oz for Kibali) combined with lower processed grades and lower strip ratio. Cost of sales per ounce7 was further impacted by higher depreciation driven by the stockpile drawdown. All-in sustaining costs per ounce6 ended at the midpoint of the guidance range due to lower minesite capital expenditures6, resulting from lower capitalized waste stripping and underground development, notwithstanding total cash costs per ounce6 were above the guidance range.

BARRICK YEAR-END 2023	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Total tonnes mined (000s)	4,241	4,529	(6)%	16,547	8,882	86%	1,603
Open pit ore	406	439	(8)%	1,400	4,379	(68)%	116
Open pit waste	3,407	3,686	(8)%	13,610	3,035	348%	160
Underground	428	404	6%	1,537	1,468	5%	1,327
Average grade (grams/tonne)
Open pit mined	1.84	1.62	14%	1.83	1.94	(6)%	1.63
Underground mined	3.17	3.32	(5)%	3.22	4.07	(21)%	5.58
Processed	2.85	2.91	(2)%	3.02	3.31	(9)%	3.30
Ore tonnes processed (000s)	719	715	1%	2,848	2,730	4%	2,703
Recovery rate	91%	92%	(1)%	92%	91%	1%	90%
Gold produced (000s oz)	59	62	(5)%	253	263	(4)%	260
Gold sold (000s oz)	61	59	3%	254	265	(4)%	257
Revenue ($ millions)	124	115	8%	497	479	4%	463
Cost of sales ($ millions)	86	74	16%	306	259	18%	248
Income ($ millions)	12	37	(68)%	139	177	(21)%	214
EBITDA ($ millions)[b]	30	51	(41)%	203	238	(15)%	261
EBITDA margin[c]	24%	44%	(45)%	41%	50%	(18)%	56%
Capital expenditures ($ millions)	53	47	13%	176	130	35%	79
Minesite sustaining[b]	20	25	(20)%	95	68	40%	52
Project[b]	33	22	50%	81	62	31%	27
Cost of sales ($/oz)	1,420	1,244	14%	1,206	979	23%	966
Total cash costs ($/oz)[b]	1,103	999	10%	944	741	27%	777
All-in sustaining costs ($/oz)[b]	1,449	1,429	1%	1,335	1,028	30%	1,001
All-in costs ($/oz)[b]	1,985	1,802	10%	1,653	1,265	31%	1,105
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	0	1	3	2
LTIFR[8]	0.00	0.38	0.29	0.24
TRIFR[8]	0.36	1.52	0.97	0.95
Class 1[9] environmental incidents	0	0	0	0

Unfortunately, on January 9, 2024, an incident occurred at North Mara which resulted in the tragic fatality of an employee. Fatality incident investigations are underway. Please refer to page 15 for further details.

Financial Results
Q4 2023 compared to Q3 2023
North Mara’s income for the fourth quarter of 2023 was 68% lower than the prior quarter mainly due to the transfer of a $15 million expense previously recognized in Bulyanhulu related to the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. This was further impacted by a higher cost of sales per ounce7, partially offset by the higher realized gold price6 and marginally higher sales volume.
In the fourth quarter of 2023, gold production was slightly lower than the prior quarter as lower grades processed and lower recoveries largely offset by higher throughput.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2023 were 14% and 10% higher, respectively, than the prior quarter, resulting from increased royalties from the higher realized gold price6, and higher power generation costs following temporary grid instability challenges faced in the fourth quarter of 2023. This was combined with higher cost underground stockpiles fed to the mill, partially offset by lower underground mining unit costs in the fourth quarter of 2023. Cost of sales per ounce7 was further impacted by higher depreciation expense, from the increased proportion of underground material fed. All-in sustaining costs per ounce6 in the fourth quarter of 2023 were 1% higher than the prior quarter, reflecting the higher total cash costs per ounce6, largely offset by lower minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2023 increased by 13% compared to the third quarter of 2023, driven by higher project capital expenditures6 mainly related to the underground paste plant. This was partially offset by

BARRICK YEAR-END 2023	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
lower minesite sustaining capital expenditures6, mainly due to higher spend in the prior quarter linked to the procurement of key underground equipment in line with our automation and optimization plans.

2023 compared to 2022
North Mara’s income for 2023 was 21% lower than the prior year, mainly due to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. This was further impacted by higher cost of sales per ounce7 and lower gold sales volumes, partially offset by the higher realized gold price6.

INCOME AND EBITDA6

In 2023, gold production was 4% lower than the prior year as we transitioned into mining Gena at the start of 2023 with a focus on stripping and opening up the new open pit, resulting in the additional waste tonnes mined this year. This also marks the third consecutive year when we have delivered improved mill throughput driven by our investment in the underground operations and the successful ramp-up of our open pit mining.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2023 were 23% and 27% higher, respectively, than the prior year, mainly reflecting higher royalties from the higher realized gold price6, higher power generation costs following the grid instability challenges faced in the fourth quarter of 2023 and higher levels of underground and open pit ore fed to the mill as we transitioned into mining Gena at the start of 2023. These impacts were partially offset by the improved open pit unit rates, lower general and administrative unit rates, improved mill throughput and higher recovery. All-in sustaining costs per ounce6 were 30% higher than the prior year, primarily due to higher total cash costs per ounce6 and higher minesite sustaining capital expenditures6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2023, capital expenditures increased by 35% compared to the prior year mainly due to higher project capital expenditures6 relating to the installation of the paste plant, the second crushing line and fleet investment in the ramp-up of open pit operations. This was combined with higher minesite sustaining capital expenditures6, which reflects the higher capitalized stripping, ongoing investment in the new mining fleet and the commencement of TSF lift 9 in 2023.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	253	230 - 260
Cost of sales[7] ($/oz)	1,206	1,120 - 1,200
Total cash costs[6] ($/oz)	944	900 - 960
All-in sustaining costs[6] ($/oz)	1,335	1,240 - 1,320

Gold production in 2023 ended near the upper end of the guidance range. All cost metrics were slightly above the guidance ranges or towards the high end of the guidance range, reflecting higher royalties from the higher gold realized prices6, and increased input costs driven by consumable and energy prices.

BARRICK YEAR-END 2023	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Underground tonnes mined (000s)	300	318	(6)%	1,217	1,029	18%	730
Average grade (grams/tonne)
Underground mined	5.88	6.25	(6)%	6.56	7.89	(17)%	9.23
Processed	5.88	6.33	(7)%	6.64	7.78	(15)%	8.95
Ore tonnes processed (000s)	222	241	(8)%	880	837	5%	661
Recovery rate	96%	95%	1%	96%	94%	2%	93%
Gold produced (000s oz)	41	46	(11)%	180	196	(8)%	178
Gold sold (000s oz)	41	45	(9)%	180	205	(12)%	166
Revenue ($ millions)	87	91	(4)%	371	389	(5)%	303
Cost of sales ($ millions)	59	57	4%	237	248	(4)%	179
Income ($ millions)	32	33	(3)%	123	118	4%	122
EBITDA ($ millions)[b]	45	46	(2)%	175	168	4%	170
EBITDA margin[c]	52%	51%	2%	47%	43%	9%	56%
Capital expenditures ($ millions)	28	21	33%	89	81	10%	70
Minesite sustaining[b]	15	12	25%	55	56	(2)%	29
Project[b]	13	9	44%	34	25	36%	41
Cost of sales ($/oz)	1,413	1,261	12%	1,312	1,211	8%	1,079
Total cash costs ($/oz)[b]	1,002	859	17%	920	868	6%	709
All-in sustaining costs ($/oz)[b]	1,376	1,132	22%	1,231	1,156	6%	891
All-in costs ($/oz)[b]	1,692	1,335	27%	1,422	1,278	11%	1,138
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	0	1	3	4
LTIFR[8]	0.00	0.57	0.44	0.60
TRIFR[8]	1.10	1.72	2.40	1.64
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2023 compared to Q3 2023
Bulyanhulu’s income for the fourth quarter of 2023 was 3% lower than the prior quarter, mainly due to lower sales volume and a higher cost of sales per ounce7, partially offset by the higher realized gold price6. This was partially offset by the transfer to North Mara of a $15 million expense previously recognized in Bulyanhulu in Q1, related to the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.
In the fourth quarter of 2023, gold production was 11% lower than the prior quarter, primarily reflecting lower throughput and the transition into lower grade stopes as per the plan, partially offset by a slight improvement in recovery.
Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2023 increased by 12% and 17%, respectively, due to the lower grades processed, lower underground capital development in line with our plan, and higher power generation costs. All-in sustaining costs per ounce6 in the fourth quarter of 2023 were 22%
higher than the prior quarter, mainly as a result of higher total cash costs6 and increased minesite sustaining capital expenditures6.
Capital expenditures in the fourth quarter of 2023 were 33% higher than the prior quarter, mainly due to increased minesite sustaining capital expenditures6 related to electrical substation upgrades, additional underground mobile equipment, as well as deposits on equipment orders for 2024 as we continue to expand the underground operations. This was partially offset by lower underground development and waste mining in the fourth quarter.

2023 compared to 2022
Bulyanhulu’s income for 2023 was 4% higher than the prior year, mainly due to a non-recurring supplies obsolescence charge incurred in the prior year. This was further impacted by the higher realized gold price6, partially offset by lower gold sales volume and a higher cost of sales per ounce7.

INCOME AND EBITDA6

BARRICK YEAR-END 2023	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In 2023, gold production was 8% lower than the prior year as we transitioned into lower grade areas of the mine in order to prioritize underground development in line with the mine plan. This tracked ahead of plan on the back of the investment made in the underground fleet. This was a key driver of the higher tonnes mined and processed in 2023 as we continue to scale operations. Looking ahead, 2024 commences with the box-cut in Upper West as we unlock additional underground headings which are expected to increase our plant throughput.

PRODUCTION (thousands of ounces)
a Based on the midpoint of the guidance range.

Cost of sales per ounce7 and total cash costs per ounce6 in 2023 were 8% and 6% higher, respectively, than the prior year, reflecting the lower grades in 2023, higher input costs driven by consumables and energy prices. All-in sustaining costs per ounce6 was 6% higher than the prior year due to increased total cash costs per ounce6 and higher minesite sustaining capital expenditures6 on a per ounce basis.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per ounce)
a Based on the midpoint of the guidance range.

In 2023, capital expenditures increased by 10% compared to the prior year, reflecting higher project capital expenditures6 from the resource addition drilling projects, the commissioning of an additional ore tipping point and ventilation expansion at Bulyanhulu.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Gold produced (000s oz)	180	160 - 190
Cost of sales[7] ($/oz)	1,312	1,230 - 1,310
Total cash costs[6] ($/oz)	920	880 - 940
All-in sustaining costs[6] ($/oz)	1,231	1,160 - 1,240

Gold production in 2023 ended in the upper half of the guidance range. Cost of sales per ounce7 was slightly above the guidance range, mainly due to higher input costs driven by higher royalties, increased consumables and energy prices, combined with an update to the mine plan based on a new geological block model. Total cash costs6 and all-in sustaining costs6 were within their respective guidance ranges.

BARRICK YEAR-END 2023	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	12/31/23					9/30/23
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Veladero (50%)	55	1,378	1,021	1,403	22	55	1,376	988	1,314	15
Tongon (89.7%)	42	1,489	1,184	1,586	13	47	1,423	1,217	1,331	6
Hemlo	34	1,618	1,407	1,671	8	31	1,721	1,502	1,799	12
Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.As Porgera has been on care and maintenance on April 25, 2020 until December 22, 2023, no operating data or per ounce data is provided. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Refer to page 9 for further information.

Veladero (50%), Argentina
Gold production for Veladero in the fourth quarter of 2023 was consistent with the prior quarter. Cost of sales per ounce7 in the fourth quarter of 2023 was also in line with the prior quarter, while total cash costs per ounce6 and all-in sustaining costs per ounce6 increased in the fourth quarter of 2023 by 3% and 7%, respectively, compared to the prior quarter, primarily driven by lower throughput resulting in higher processing unit rates, and a higher achieved gold price, resulting in higher export duties and royalties per ounce.

	2023 Actual	2023 Guidance
Gold produced (000s oz)	207	160 - 180
Cost of sales[7] ($/oz)	1,440	1,630 - 1,710
Total cash costs[6] ($/oz)	1,011	1,060 - 1,120
All-in sustaining costs[6] ($/oz)	1,516	1,550 - 1,630

Gold production for the full year 2023 was above the guidance range driven by higher recoveries. All cost metrics were below the guidance ranges as a result of the higher production.

Tongon (89.7% basis), Côte d'Ivoire
Gold production for Tongon in the fourth quarter of 2023 was 11% lower than the prior quarter, reflecting lower grades and recoveries, offset slightly by higher throughput. Cost of sales per ounce7 in the fourth quarter of 2023 was 5% higher than the prior quarter due to higher depreciation expense, partially offset by lower total cash costs per ounce6. Total cash costs per ounce6 were 3% lower than the prior quarter, primarily due to a lower strip ratio in the current quarter. All-in sustaining costs per ounce6 in the fourth quarter of 2023 was 19% higher than the prior quarter, due to higher minesite sustaining capital expenditures6 primarily driven by increased capitalized drilling in the final quarter, partially offset by lower total cash costs per ounce6.

	2023 Actual	2023 Guidance
Gold produced (000s oz)	183	180 - 210
Cost of sales[7] ($/oz)	1,469	1,260 - 1,340
Total cash costs[6] ($/oz)	1,240	1,070 - 1,130
All-in sustaining costs[6] ($/oz)	1,408	1,240 - 1,320

Gold production for the full year 2023 was within the guidance range. All cost metrics were above the guidance ranges driven by lower than expected grades and recoveries.

Hemlo, Ontario, Canada
Hemlo's gold production in the fourth quarter of 2023 was 10% higher than the prior quarter, primarily due to higher ore tonnes mined due to improved underground performance. Cost of sales per ounce7 and total cash costs per ounce6 in the fourth quarter of 2023 were both 6% lower than the prior quarter due to the impact of the improved production performance. All-in sustaining costs per ounce6 decreased by 7% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures6 and lower total cash costs per ounce6.

	2023 Actual	2023 Guidance
Gold produced (000s oz)	141	150 - 170
Cost of sales[7] ($/oz)	1,589	1,400 - 1,480
Total cash costs[6] ($/oz)	1,382	1,210 - 1,270
All-in sustaining costs[6] ($/oz)	1,672	1,590 - 1,670

Gold production in 2023 was below the guidance range, which was primarily due to interruptions to the underground operations in the fourth quarter, including a fire which damaged some ventilation infrastructure, leading to delays in ramping back up, coupled with underground interruptions earlier in the year. All cost metrics were higher than guidance mainly due to the impact of lower than expected sales volumes which reflected the disruptions referred to above and higher royalties from the higher realized gold price6 (royalty impact was $30/oz for Hemlo).

BARRICK YEAR-END 2023	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Lumwana (100%), Zambia

Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/23	9/30/23	Change	12/31/23	12/31/22	Change	12/31/21
Open pit tonnes mined (000s)	32,081	37,455	(14)%	113,633	98,340	16%	99,009
Open pit ore	7,011	6,617	6%	26,030	20,277	28%	33,510
Open pit waste	25,070	30,838	(19)%	87,603	78,063	12%	65,499
Average grade (grams/tonne)
Open pit mined	0.60%	0.56%	7%	0.51%	0.61%	(16)%	0.45%
Processed	0.54%	0.55%	(2)%	0.49%	0.52%	(6)%	0.46%
Tonnes processed (000s)	7,090	6,606	7%	26,797	25,166	6%	25,711
Recovery rate	87%	91%	(4)%	89%	93%	(4)%	93%
Copper produced (millions of pounds)	73	72	1%	260	267	(3)%	242
Copper sold (millions of pounds)	70	67	4%	249	275	(9)%	253
Revenue ($ millions)	226	209	8%	795	868	(8)%	962
Cost of sales ($ millions)	207	166	25%	723	666	9%	570
Income (loss) ($ millions)	17	32	(47)%	37	180	(79)%	391
EBITDA ($ millions)[a]	102	101	1%	294	403	(27)%	588
EBITDA margin[b]	45%	48%	(6)%	37%	46%	(20)%	61%
Capital expenditures ($ millions)	81	102	(21)%	306	405	(24)%	189
Minesite sustaining[a]	68	85	(20)%	223	360	(38)%	189
Project[a]	13	17	(24)%	83	45	84%	0
Cost of sales ($/lb)	2.95	2.48	19%	2.91	2.42	20%	2.25
C1 cash costs ($/lb)[a]	2.14	1.86	15%	2.29	1.89	21%	1.62
All-in sustaining costs ($/lb)[a]	3.38	3.41	(1)%	3.48	3.63	(4)%	2.80
All-in costs ($/lb)[a]	3.55	3.66	(3)%	3.81	3.79	0%	2.80
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
b.Represents EBITDA divided by revenue.

Safety and Environment

For the three months ended			For the year ended
	12/31/23	9/30/23	12/31/23	12/31/22
LTI	2	1	3	1
LTIFR[8]	0.53	0.30	0.23	0.08
TRIFR[8]	0.53	0.30	0.31	0.50
Class 1[9] environmental incidents	0	0	0	0

Financial Results
Q4 2023 compared to Q3 2023
Lumwana’s income for the fourth quarter 2023 was 47% lower compared to the prior quarter as a result of a higher cost of sales per pound7, partially offset by higher sales volumes, while the realized copper price6 was consistent with the prior quarter.
Copper production in the fourth quarter of 2023 was 1% higher than the prior quarter as improved throughput offset lower grades and recovery.
Cost of sales per pound7 and C1 cash costs per pound6 were 19% and 15% higher, respectively, than the prior quarter due to lower mining efficiencies as the wet season commenced, combined with lower grades processed and lower plant recovery. Cost of sales per pound7 was further impacted by higher depreciation expense. In the fourth quarter of 2023, all-in sustaining costs per pound6 decreased by 1% compared to the prior quarter, primarily driven by a decrease in minesite sustaining capital expenditures6, partially offset by higher C1 cash costs per pound6.
Capital expenditures were 21% lower compared to the prior quarter due to a decrease in both minesite sustaining capital expenditures6, and project capital expenditures6. Minesite sustaining capital expenditures6 were 20% lower mainly due to decreased capitalized waste stripping. Project capital expenditures6 decreased by 24% reflecting reduced spend on the new owner mining fleet to replace the contract mining, which is coming to an end.

2023 compared to 2022
Lumwana’s income for 2023 was 79% lower than the prior year, primarily due to lower sales volume and a higher cost of sales per pound7. The realized copper price6 was consistent with the same prior year period.

BARRICK YEAR-END 2023	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
INCOME AND EBITDA6

In 2023, copper production decreased by 3% compared to the prior year, primarily due to lower grades processed, in line with the mine plan. This was further impacted by lower recoveries, partially offset by higher throughput. Copper sales were 9% lower than the prior year as 2022 had significant finished goods built up from 2021. The increase in mined tonnes and tonnes processed is reflective of the investment in the new owner mining fleet and the plant improvement projects, respectively, which are expected to continue to ramp up in 2024.

PRODUCTION (thousands of tonnes)
a Based on the midpoint of the guidance range.

In 2023, cost of sales per pound7 and total C1 cash costs per pound6 increased by 20% and 21%, respectively, compared to the prior year, mainly due to lower grades processed, lower recoveries and to a lesser extent lower capitalized waste stripping. All-in sustaining costs per pound6 in 2023 decreased by 4% compared to the prior year, mainly due to lower minesite sustaining capital expenditures6, partially offset by higher C1 cash costs per pound6.

COST OF SALES7, TOTAL CASH COSTS6
AND ALL-IN SUSTAINING COSTS6 ($ per pound)

a Based on the midpoint of the guidance range.

In 2023, capital expenditures decreased by 24% compared to the prior year, primarily related to lower capitalized waste stripping, reflecting the improvement in mining unit costs despite the higher tonnes mined. This was partially offset by higher project capital expenditures6 related to the investment in the new owner mining fleet.

2023 compared to Guidance

	2023 Actual	2023 Guidance
Copper produced (M lbs)	260	260 - 290
Cost of sales[7] ($/oz)	2.91	2.45 - 2.75
Total cash costs[6] ($/oz)	2.29	2.00 - 2.20
All-in sustaining costs[6] ($/oz)	3.48	3.20 - 3.50

Copper production in 2023 was at the bottom of the guidance range due to lower recoveries from the historic stockpiles and bringing the 2024 trunnion change-out forward into 2023 to reduce the risk of unplanned stoppages at the plant. Cost of sales per pound7 and total C1 cash costs per pound6 were above the guidance ranges, mainly due to the impact of lower than expected sales volumes. All-in sustaining costs per pound6 were within the guidance range resulting from lower capitalized waste stripping due to the focus on ore delivery, and lower unit costs in waste mining as we continue to ramp up tonnes and improve mining efficiencies.

BARRICK YEAR-END 2023	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	12/31/23					9/30/23
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend-itures[b]
Zaldívar (50%)	23	3.85	2.93	3.51	16	22	3.86	2.99	3.39	8
Jabal Sayid (50%)	17	1.59	1.32	1.50	8	18	1.72	1.45	1.64	6
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures. Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.

Zaldívar (50% basis), Chile
Copper production for Zaldívar in the fourth quarter of 2023 was in line with the prior quarter. Cost of sales per pound7 was in line with the prior quarter with lower C1 cash costs per pound6 largely offset by higher depreciation. C1 cash costs per pound6 in the fourth quarter of 2023 was 2% lower than the prior quarter, with the prior quarter including costs associated with the conclusion of the labor agreement. All-in sustaining costs per pound6 increased by 4% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures6 driven by increased spend on components and asset replacements as part of an asset integrity program, partially offset by lower C1 cash costs per pound6. This investment, of which we are not the operator, continues to be a non-core part of our portfolio.

	2023 Actual	2023 Guidance
Copper produced (M lbs)	89	100 - 110
Cost of sales[7] ($/lb)	3.83	3.40 - 3.70
C1 cash costs[6] ($/lb)	2.95	2.60 - 2.80
All-in sustaining costs[6] ($/lb)	3.46	2.90 - 3.20

Copper production in 2023 was below the guidance range, mainly due to limited heap leach stacking availability and lower than expected leach recoveries. All cost metrics were above the guidance ranges mainly due to lower production and sales volumes, higher consumables prices, as well as higher maintenance costs.

Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in the fourth quarter of 2023 was slightly below the prior quarter driven by lower throughput, as per the plan. Cost of sales per pound7 and C1 cash costs per pound6 in the fourth quarter of 2023 were 8% and 9% lower, respectively, mainly due to the impact of increased gold by-product credits. All-in sustaining costs per pound6 was 9% lower than the prior quarter, mainly due to lower C1 cash costs per pound6, while minesite sustaining capital expenditures6 remained in line with the prior quarter on a per pound basis.

	2023 Actual	2023 Guidance
Copper produced (M lbs)	71	65 - 75
Cost of sales[7] ($/lb)	1.60	1.80 - 2.10
C1 cash costs[6] ($/lb)	1.35	1.50 - 1.70
All-in sustaining costs[6] ($/lb)	1.53	1.60 - 1.90

Copper production in 2023 was at the upper end of the guidance range. All cost metrics were below the guidance ranges due to higher than expected by-product credits as well as lower shipping rates achieved.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Growth Project Updates

Goldrush Project, Nevada, USA17
Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces per annum (100% basis) by 2028 and reach commercial production in 2026.
The ROD was issued on December 8, 2023 and work subsequently commenced on surface infrastructure accesses. The mine is now in a position to complete the construction of the first ventilation raise, alleviating the ventilation constraints on the mine and allowing for expanded mining and development areas.
In the fourth quarter, geotechnical drilling was completed for installation of ventilation raise 1. Underground exploration and development of the future Goldrush mine and the construction schedule is on track to start at the end of the first quarter 2024. Surface access in Horse Canyon will continue along with water management infrastructure work in the Pine Valley district. Recruitment of experienced miners continues to ramp up albeit slower than planned. Delivery of production equipment was on track with more equipment delivered in the fourth quarter.
As at December 31, 2023, project spend was $382 million on a 100% basis (including $11 million in the fourth quarter of 2023) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Fourmile, Nevada, USA
Fourmile is the wholly-owned Barrick asset in Nevada and has the potential to form a core component of Cortez in the future, one of Barrick’s Tier One Gold Assets1. The current focus is on exploration drilling with promising results to date, highlighted in the Exploration section, which support the potential to significantly increase the modeled extents of the declared mineral resource within the two kilometers of prospective Wenban stratigraphy, as well as uplift the grade. A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources through the Sophia and Dorothy targets, while also assessing options for an independent exploration decline access. One such option that is being assessed is a surface portal from Rangefront North / Bullion Hill, which would decouple the development of the project from the existing Goldrush development but ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for the pre-feasibility drilling and then later be re-used for mine haulage. Barrick anticipates Fourmile will be contributed to the NGM joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work. In 2024, we are planning to spend approximately $40 million on drilling, evaluation and modelling with a view to commence a pre-feasibility study at the end of 2024.

NGM TS Solar Project, Nevada, USA
The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to deliver a reduction of 254kt of CO2 equivalent emissions per annum, equating to an 8% decrease from NGM’s 2018 baseline.
Array construction advanced ahead of schedule in the fourth quarter of 2023. Mechanical installation was substantially completed for piles and trackers. All modules were received on site and module installation exceeded plan, attributed to increased contractor resources driving higher than planned construction. Module installation is now 95% complete with remaining modules withheld to allow adequate room for cable termination at the power conversion skids. Installation crews have largely demobilized and remaining modules will be installed as cable termination work is completed.
Commissioning for the solar substation and half the array (100 MW) was completed in the fourth quarter of 2023. All pre-commissioning checks were completed, the substation was interconnected to the power utility transmission line, and the array was energized to produce power to the grid in December 2023.
As at December 31, 2023, project spend was $283 million (including $34 million in the fourth quarter of 2023) out of an estimated capital cost of $290-$310 million (100% basis).

Donlin Gold, Alaska, USA
Over the past three years the Donlin Gold team’s focus has centered on building ore body knowledge around the controls on mineralization through detailed mapping and infill grid drilling. The tightly spaced drill grids focused on the deposit’s three main structural domains (ACMA, Lewis and Divide) and supported the classification of inferred and indicated resources in the current Donlin resource estimate, but have not yet defined a spacing that would support the declaration of measured resources, as per Barrick end of year 2023 updated Mineral Reserves and Resources disclosure. Trade-off studies and analysis on project assumptions, inputs, design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) were also conducted and will continue into 2024.
Donlin Gold, in collaboration with Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), supported important initiatives in the Yukon- Kuskokwim (Y-K), including education, health, safety, cultural traditions, and environmental programs. Further, Donlin Gold collaborated with Calista and the village of Crooked Creek and engaged state officials, the U.S. Army Corps of Engineers, members of the U.S. congressional delegation, and with senior leadership from the U.S. Department of the Interior as part of ongoing outreach to emphasize the thoroughness of the project’s environmental review and permitting procedures, as well as on the strong partnership between Donlin Gold and the Native Alaskans who own the mineral resource and land. The Donlin Gold team also restored the stream and riparian habitat for aquatic life on a nearby historic placer site that is unrelated to the Donlin property.
Looking forward to 2024, the board of Donlin Gold approved a $28.5 million budget (100% basis) with workstreams focused on continuing to move the Donlin Gold project up the value curve. Focus will continue to be

BARRICK YEAR-END 2023	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on: optimizing the infrastructure, mine design, and flow sheet; mitigating the technical challenges; advancing the remaining project permitting; defending challenges to the existing permits; and exploring further partnership opportunities to unlock value for our Alaskan partners and communities.

Pueblo Viejo Expansion, Dominican Republic18
The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum and sustain gold production above 800,000 ounces per year (100% basis) going forward.
The construction and commissioning activities for the plant expansion were substantially completed by the end of 2023, with both of the new oxygen plants as well as the Vertimil now operational. Premature equipment failures encountered early in commissioning were resolved in collaboration with the original equipment manufacturers, including a new agitator gearbox design installed on all the flotation cells.
As previously disclosed, at the start of the fourth quarter we experienced the structural failure of the crushed ore stockpile feed conveyor. While the reconstruction work is underway, the new SAG mill is being fed through smaller mobile crushers and a temporary conveyor system running from the gyratory crusher, albeit at a reduced rate. This reconstruction is expected to be completed in the second quarter of 2024, which will allow the plant to reach full throughput. During the first quarter of 2024, the focus will be on the continued stability and optimization of the flotation circuit.
The technical and social studies for additional tailings storage capacity (El Naranjo) continued to advance as planned. Geotechnical drilling and site investigations are ongoing and continue to support the feasibility study, due for completion in the third quarter of 2024.
The development of a new town and housing complex to resettle the displaced families is progressing well, with road conditioning done on the east side of the property and house construction in progress.
As at December 31, 2023, total project spend was $1,027 million (including $16 million in the fourth quarter of 2023) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project is approximately $2.1 billion (100% basis).

Veladero Phase 7 Leach Pad, Argentina
In November 2021, Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases includes sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.
Construction of Phase 7A was completed on budget at a cost of $81 million (100% basis). Construction of Phase 7B began during the third quarter of 2023 and is scheduled for completion in 2024.
Overall for Phase 7, as at December 31, 2023, project spend was $112 million (including $10 million in the fourth quarter of 2023) out of an estimated capital cost of $160 million (100% basis).

Reko Diq Project, Pakistan
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. The key fiscal terms for Reko Diq are a 5% NSR payable to the Provincial Government of Balochistan, a 1% NSR final tax regime payable to the Government of Pakistan (subject to a 15-year exemption following commercial production), and a 0.5% NSR export processing zone surcharge.
Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion PFS. The Reko Diq feasibility study update is expected to be completed by the end of 2024, with 2028 targeted for first production.
During 2023, the project team continued to advance the feasibility study, with engineering consultants engaged to advance key areas and commence basic engineering. Personnel continued to be recruited and mobilized for the project with the majority of new hires from Balochistan. The site works were advanced with a focus on early works infrastructure. The last school was established at one of the four closest communities during the fourth quarter, which completes the initial education program with each of the four closest communities now having schools and teachers in place in line with our community development commitments. The regional Nok Khundi hospital commenced construction during the fourth quarter.
As at December 31, 2023, year-to-date project spend was $60 million (including $25 million in the fourth quarter of 2023) (100% basis). This amount is recorded in exploration, evaluation and project expense and excludes amounts relating to fixed asset purchases that were capitalized. For 2024, we expect to incur approximately $280 million (100% terms) in capital expenditure and approximately $100 million in project expenses (100% terms).

Pascua, Chile
An updated Pascua preliminary economic assessment is planned for 2024 to outline project potential scope options, and a closure EIA for the existing site was submitted during January 2024. The updated EIA corresponds to the modification of the closure phase of the Pascua mining project requested by the Chilean Environmental Court, specifically regarding water management. It intends to

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
return the water flows and quality to natural conditions. This will entail the removal of certain infrastructure as per the directive received. The EIA process will include participatory monitoring, working groups and Indigenous consultation in line with our ongoing commitments and standards.

Loulo-Gounkoto Solar Project, Mali
This project entails design, supply and install of a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system to complement the existing 20 MW plant. We project a reduction of 23 million liters of fuel in the power plant as a result of this project, which translates to savings of approximately 63kt of CO2 equivalent emissions per annum. The project was staged in two phases of solar and battery storage and has been completed 12 months ahead of time. The final battery energy storage system is scheduled for commissioning on the grid in the first quarter of 2024. The project schedule status is 99% complete (up from 98% as at September 30, 2023). The ongoing activities include the optimization of the photovoltaic penetration.
As at December 31, 2023, project spend was $73 million (including $1 million in the fourth quarter of 2023) and the project is expected to finish below the original capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia
The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades where stoping commenced during the third quarter of 2023. The up-cast ventilation raise bore shaft is fully equipped and the reaming of the fresh air ventilation shaft has been completed. The reagent plant and direct flow reactor has been commissioned with optimization ongoing. Civil, mechanical and electrical construction for the new paste plant is progressing well. The project is 95% complete (up from 88% as at September 30, 2023)
As at December 31, 2023, project spend was $42 million (including $4 million in the fourth quarter of 2023) out of a revised estimated capital cost of approximately $43 million (100% basis).

Lumwana Super Pit Expansion, Zambia19
The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 50mtpa process plant expansion, with a mine life of more than 30 years. During the fourth quarter of 2022, we began a transition to an owner-miner fleet for waste stripping at Lumwana following a study which concluded that this option could result in a 20% cost reduction within the first five years versus contracted services. Separately, this strategy positions the operation well for the Super Pit expansion.
The second phase of resource conversion drilling in the Chimiwungo super-pit footprint commenced during the fourth quarter, with completion due in the first quarter of 2024. Resource conversion drilling was completed at Kababisa during the quarter. Geometallurgical samples from the down-dip extension of the Chimiwungo deposit were processed. These samples showed results that were similar in hardness to the original sampling campaign completed for the original Lumwana process design. Flotation work is in progress concurrently with comminution testing, which will provide inputs into the plant Feasibility Study design. Geotechnical site investigation drilling of the PFS project layout continued during the quarter, focusing on the TSF expansion areas.
Financial models for the project were updated during the fourth quarter with a new mine plan, fleet and capital schedule. The project is now closing in on the completion of the PFS, expected by the end of the first quarter of 2024, with increased confidence in mine planning and capital spending. Plant ramp-up is planned to occur from 2027-2028 with a full 50 million tpa run rate expected to be achieved in 2029. Mining ramp-up would start from 2026 under this timeline, increasing to 250 million tpa capacity.
A plant feasibility study was commenced during the quarter with the completion of a competitive tender process which awarded the contract to Lycopodium. Value engineering studies are in progress around elements of the comminution circuit, with design work started on the plant and preliminary scoping completed for the construction camp. The accelerated feasibility study is scheduled for completion towards the end of 2024, with pre-construction expected to start in 2025 and 2028 targeted for first production. The plant expansion PFS completed in the third quarter of 2023 concluded that the 50Mtpa plant expansion, effectively doubling the existing circuit capable of delivering 240 thousand tpa, provided the best economic returns.
The TSF MAA was concluded in the fourth quarter, and led straight into PFS design for the TSF, which was also completed during the quarter and capital estimates were incorporated into the updated financial models. The work on the ESIA continued with water well drilling and aquifer testing in Kababisa, as well as RAP surveys which were also completed during the fourth quarter.
The owner-miner transition of the waste stripping fleet is being executed concurrently with the Super Pit PFS, which commenced in the fourth quarter of 2022. The first deliveries of the owner stripping fleet were received at the beginning of 2023 with 45 rigid body dump trucks and twelve excavators now in production. Although the delivery schedule has experienced delays, the efficiency of the new fleet has exceeded that of the previous contractor fleet, partially offsetting the shortfall in waste stripping tonnes experienced at the start of the 2023 year. The remaining and final 10 articulated dump trucks are expected to be commissioned during the first quarter of 2024.
As at December 31, 2023, project spend on the new fleet was $115 million (including $13 million in the fourth quarter of 2023, which includes the 10 trucks highlighted above) out of an estimated capital cost of approximately $115 million. For 2024, we expect to incur approximately $110 million in growth capital expenditure related to early works.

BARRICK YEAR-END 2023	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business - not a process. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset1 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
During 2023, our exploration work has expanded in all regions with the addition of new projects, while ongoing work continues to return encouraging results at all stages of the target pipeline. In Canada, we are building a solid portfolio of projects with encouraging early results which will be drill tested in 2024. In the United States, we have secured several exciting prospects outside the Carlin district, and the Nevada exploration team continues to identify new opportunities around our Carlin operations, most notably this year with high-grade drill intersections from the northern extensions of Fourmile, confirming the potential to deliver another Tier One1 deposit in the district. In Latin America, a portfolio of exciting targets in Peru were progressed and are permitted for drilling in 2024. We entered Ecuador, completing initial mapping and geochemical programs across a very prospective ground position. Around Pueblo Viejo and Veladero, our team continues to return strong results, identifying new satellite potential at both operations. In the Africa and Middle East region, we have confirmed high-grade mineralization on key structures around our deposits in Mali, DRC, and Côte D’Ivoire and in Tanzania we expanded our ground holding significantly and have identified multiple alteration systems beneath cover around North Mara. In Saudi Arabia, early drilling at the Umm Ad Damar project has identified VMS-style mineralization and alteration at all targets. We also continue to evaluate opportunities across the Asia-Pacific region as we progress targets around Reko Diq in Pakistan and across Japan. Through 2024, we plan to maintain a healthy balance in our exploration focus between early-stage and advanced exploration projects to deliver on Barrick’s growth and long-term business plan.
The following section summarizes the exploration results from the fourth quarter of 2023.

North America
Carlin, Nevada, USA20, 21, 22, 23
Conversion drilling from the underground continued in the fourth quarter across the entire Greater Leeville area. Step-out drilling from surface at the Horsham target intercepted a narrow zone of mineralization immediately footwall to the camp-scale controlling Leeville Fault, some 100 meters from underground drilling. Hole HSX-23002 returned 8.4 meters at 5.85 g/t Au, showing that the system remains open to the east and north of the existing underground drilling completed earlier this year (HSC-23001 32.6 meters at 32.88 g/t Au).
South of Leeville, at Rita K, underground step-out drilling targeting mineralization to the west in Upper Rita K, successfully intersected high-grade mineralization near the Rodeo Creek and Popovich contacts (a significant mineral host across the Greater Leeville area). RKU-23014 returned a total intercept of 18.6 meters at 9.33 g/t Au (including 6.4 meters TW at 17.69 g/t Au), confirming the presence of mineralization over 120 meters away from previous underground drilling at Rita K Lower. Surface follow-up drilling in 2024 aims to shore-up continuity at Upper Rita K ahead of an exploration decline being developed here, from which underground conversion drilling can begin.
At the Ren deposit, step-out surface drilling successfully intercepted a narrow, high-grade zone of mineralization within a 200 meter gap between historic surface drilling in the northwest and underground drilling to the southeast of hole REN-23001B. The hole intersected the targeted Corona dike at a depth of approximately 900 meters downhole and returned 4.7 meters at 24.90 g/t Au, confirming the continuity of high-grade mineralization and paving the way for underground platform development in the future to convert more material to the west.
Three kilometers to the northeast of Leeville, at the Black Pearl target, framework drilling has intersected potential carbonate host rocks shallower than anticipated, albeit unaltered. Surface target delineation work in the area has identified several corridors of anomalous geochemistry along mapped structures which will be targeted in 2024.
To the west of Leeville, framework drilling in the sparsely drilled Little Boulder Basin returned multiple thin high-grade intercepts including 2.6 meters at 6.35 g/t Au (LBB-23010) within a broader, 27 meter zone of alteration. Consistent with previous results hundreds of meters to the south, mineralization occurs in sulfidized breccia at the top of a 200 meter thick package of thrust faulted carbonate rocks. The altered thrust sequence remains open to the north and will be evaluated for additional drilling in 2024.

Cortez, Nevada, USA24, 25
Underground drilling focused around the CHUG Hanson target, with three major step-out holes completed in the fourth quarter to assess upside potential, outside of the well-defined zone of mineralization within the Heart of Hanson. Two drill holes returned high-grade, with CMX-23018 returning the highest gram-meter result at the Hanson target to date: 33.2 meters at 18.42 g/t Au. This result pushes known mineralization out some 290 meters from previous drilling and shows the system remains open to the west. Hole CMX-23017, drilled some 200 meters to the north, returned a narrow intercept of 2.1 meters at 23.15 g/t Au, showing the system also remains open up-plunge. Drilling in 2024 will continue stepping out from these high-grade intercepts.
At the Robertson open-pit project, step-out drilling to the north and west around the Distal target continued to support the exploration upside potential at this target, outside of existing resource pit designs. Best results include DTL-23012 (8.7 meters TW at 1.06 g/t Au), and DTL-23013 (7.6 meters TW at 1.77 g/t Au; 9.3 meters TW at 1.78 g/t

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Au; and, 6.6 meters TW at 1.74 g/t Au), with follow-up drilling planned in 2024.

Fourmile, Nevada, USA26
At Fourmile, additional drill holes were completed in the fourth quarter along the prospective corridor between Sophia and Dorothy following up on FM23-181D (previously reported in the second quarter of 2023; 28.7 meters at 51.10 g/t Au) with two holes intersecting thin, high-grade mineralization along the Sadler Fault. Hole FM23-188D returned 3.8 meters at 16.26 g/t Au and 1.4 meters at 9.91 g/t Au and drillhole FM23-187D returned two thin, high-grade intervals of 1.8 meters at 57.23 g/t Au and 2.6 meters at 40.22 g/t Au.
The 2023 drill program at Fourmile has established continuity at 100-200 meter spacing along the Sadler Fault between the Sophia Zone, currently the north end of the Fourmile resource, and the Dorothy Zone, a further 750 meters to the north. Additionally, results from FM23-181D highlight the potential for thick, breccia-hosted bodies along the prospective corridor. Further infill drilling targeting upside at Fourmile is planned with an expanded drilling program in 2024.

Turquoise Ridge, Nevada, USA27
Step-out drilling in the southern end of the Turquoise Ridge Underground intersected a narrow zone of high-grade mineralization in one of the last drill fans of the year. TUM-23307 returned 4.8 meters at 95.18 g/t Au (including 2.0 meters at 212.00 g/t Au) within a strongly sheared package of Lower Comus, proximal to the projection of the Bullion Fault. Mineralization remains open both down-dip to the east and along strike to the south, where little to no previous drilling has tested these depths.
Surface step-out drilling at the southern end of the Mega pit at Twin Creeks intercepted significant mineralization along the Lopear Thrust, a known mineral controlling structure within the main portion of the Mega pit. TSG-23003A returned a thick intercept of 63.3 meters TW at 4.42 g/t Au, at the base of the projected resource pit design.
At the Mega Feeder target, drilling is in progress on a framework hole to the north, proximal to the 20K Fault, a Getchell Fault-parallel structure on the Twin Creeks side of the district. This hole will also intersect the Nexus Anticline in the favorable middle Comus host rocks. The hole is currently drilling above target and will be completed in the first quarter of 2024, but to date, multiple zones of elevated Carlin chemistry and alteration have been observed in the silicalistic stratigraphy above the carbonate host rocks at depth. As previously discussed, the potential for a high-grade, feeder-type target beneath the Twin Creeks deposit remains high, and continues to be one of the highest priority target concepts for exploration in the district.

Pearl String, Nevada, USA
A four hole follow-up phase of RC drilling was completed on the Pearl String property during the fourth quarter. Drilling was designed as 300 to 500 meter step-out holes to the strongest volcanic-hosted high sulfidation geochemistry and alteration encountered in Phase 1 drilling earlier in the year, and was focused in the southeast pediment target area of the property. Assay results are pending, however alteration and pXRF geochemistry are similar to the previous holes drilled.

Hemlo, Canada28
Reserve conversion drilling from surface targeted E-Zone and Horizon west of the C-Zone. Drilling confirmed the modeled continuity of mineralization, while also increasing our understanding of lithological controls on mineralization in the Horizon zone. Results from Horizon include 38.4 meters TW at 0.95 g/t Au in drillhole W2381. Results from E-Zone include 67.9 meters TW at 1.25 g/t Au in drillhole W2368; 10.0 meters TW at 3.98 g/t Au in drillhole W2370; and 22.0 meters TW at 2.64 g/t Au in drillhole W2371.

Pic, Ontario, Canada
A nine hole drill program was completed in the fourth quarter, testing targets generated over the last two field seasons by diamond drilling – Porphyry Lake (two holes), Moses-Beggs Lake (five holes) and Roccian Lake (two holes). Although localized mineralization was intersected in each target area, overall grades were low, narrow, and discontinuous at each target. No further follow-up work is planned at these targets as mineralization encountered is generally consistent with that at surface and is interpreted to explain the anomalism that drove target generation.

Sturgeon, Ontario, Canada
Comprehensive belt scale exploration, including a till survey and geological prospecting and mapping, identified two priority targets to be drilled on Sturgeon Lake. Follow-up programs in 2024 include drilling the Rainbow Trend, a 1.9 kilometer long deformation zone along the contact between intrusive and mafic volcanic rocks identified on sparse island outcrops near the south shore of Sturgeon North Arm. Grab samples in the deformation zone have returned high-grade gold values up to 141 g/t Au. The East Bay target is a 6 by 4 kilometer gold-in-till anomaly associated with increased sulfidation and alteration of intrusive rocks, as well as quartz veins with multiple orientations cutting the mafic to intermediate host rocks.

Patris, Quebec, Canada
Geophysical surveys were completed along the La Pause fault, a major break separating volcanic rocks to the northeast and sedimentary rocks to the southwest. A significant chargeability anomaly corresponds with recently identified altered and folded intrusive rock within the sedimentary basin (as reported in the third quarter). This emerging target will be drilled in 2024. A comprehensive drill-for-till program is also planned to further assess the prospectivity of the sedimentary basin.

Latin America & Asia-Pacific
Pueblo Viejo, Dominican Republic
At Pueblo Grande Norte, a total of four framework drillholes were completed. Drill holes identified permeable rocks affected by high-sulfidation mineralization with strong dissemination of several events of sulfides. This drilling is opening a new search space several kilometers to the west of the Montenegro pit. Follow-up drilling will take place starting in the first quarter of 2024.
At Zambrana, to the southeast of the Moore pit, two drillholes were completed. Both holes intercepted shallow oxide mineralization with expected gold mineralization from surface up to approximately 30 to 40

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meters (pending laboratory results). At depth, coincident with the high chargeability IP anomaly, the holes intercepted permeable rocks affected by PV-type alteration with several events of sulfide mineralization (assays pending). Follow-up drilling is planned in the first quarter of 2024.
At Pueblo Grande Sur, located several kilometers to the southeast of the Moore pit, two targets with coincident soil anomalies and geophysical anomalies (chargeability) had been identified. Fieldwork is in progress to define drill targets, with drilling planned in the second half of 2024.

Regional Exploration, Dominican Republic
A full integration and reinterpretation of legacy data on a consolidated Barrick property portfolio located in the western Dominican Republic has been completed. Several areas of interest had been identified with field work to define the geological framework, mineral potential and target areas to be conducted during 2024.

Veladero District, Argentina
Following on from the definition of a mineral inventory after the first diamond drilling campaign at the Morro Escondido target, the metallurgical sampling program continues as part of the study to optimize the project economics. The exploration team is evaluating the geological extensions to mineralization along the La Ortiga Trend with a large ground Controlled Source Audio Magneto Telluric (CSAMT) geophysical survey planned during the first half of 2024 from Cerro Lila in the north of the trend, to the Julieta target area south of Morro Escondido.
In the fourth quarter of 2023, within the wider La Ortiga Trend, five targets were tested in the Cerro Lila area, which intersected weak high sulfidation alteration and structurally controlled gold mineralization, however, positive porphyry-type evidence was seen, vectoring towards the Domo Negro target, opening a search space for gold copper porphyry mineralization. Fieldwork to follow up on these results is in progress.
The exploration team is conducting field work on the other high priority targets defined in the Veladero district. During the fourth quarter, two targets located along the Pascua-Lama trend, Azul and Domo Fabiana East, were confirmed as high potential areas of interest for high sulfidation mineralization. Field work is ongoing, aiming to define drill-ready targets by the second quarter of 2024. Subject to results, drilling is expected after the Andean winter.
As reported previously, the drilling results at the Antenas-Chispas target had reduced the search zone to a 1 kilometer by 2 kilometer area of interest with favorable hydrothermal alteration present. Plans to return in the fourth quarter of 2023 were pushed to the first quarter of 2024 due to prioritization of drilling in the Veladero orebody for end of 2023. This program will test the final zone of interest with two or three more holes.
Drilling of the Lama targets remains suspended. Geological reviews of results are ongoing to determine if a follow-up program is warranted. As previously reported, those targets with a low potential to pass investment filters have been removed from the portfolio.

Northern Chile
Generative work is ongoing, aiming to secure a strong portfolio of district-scale projects that provides exploration optionality. During the fourth quarter, a desktop prospectivity review was completed, and the team progressed to field-validation of the highest ranked areas.

El Indio Camp, Chile
In the El Indio district, limited field work resumed after the end of the winter season, with the team outcrop mapping and conducting traverses over the areas of interest. Work progressed with selection of drill contractors and drill collar locating for an additional small drilling campaign, targeting the potential for a structurally controlled, high-grade feeder zone in the Sancarron target, which is a follow-up to drilling completed in 2023.

Peru
Field work continues to focus on building a high-quality portfolio of district-scale projects across the country. Four areas of interest are advancing in parallel, with projects at different stages, from target delineation to generative.
Following the consolidation of the Pataqueña District, further mapping, sampling, and ground geophysical surveys defined four large targets with favorable geology (alteration and host rocks) in a promising structural setting. Pataqueña is an intermediate sulfidation epithermal system. All permits to complete the drilling campaign have been secured and drill platforms and accesses defined. Drilling is planned for after the wet season, in the second quarter of 2024.
Following the positive results from early work at the Libelula District, in the fourth quarter the team completed regional-scale traversing, confirming new areas of interest between Pierina and Libelula. These areas were secured with two newly consolidated ground positions for a total of 140 km2. Detailed geological mapping and sampling will be conducted during 2024. At Libelula itself, field mapping and sampling is ongoing, with ground geophysical surveys planned in early 2024, aiming to have drill-ready targets by the third quarter of 2024.
Reconnaissance field work is planned in two other areas of interest where Barrick has consolidated a district-scale position.

Ecuador
Following Barrick’s successful participation in a public tender process (which was conducted by ENAMI EP, the state-owned mining company of Ecuador) and the signing of a commercial framework agreement with ENAMI EP, Barrick’s exploration team conducted early regional reconnaissance prospecting work on various districts found in the southern Jurassic Belt, which hosts the Mirador and Fruta del Norte deposits. Early results from such work are positive, confirming the epithermal and/or porphyry potential of the districts.
Barrick continues to work with ENAMI EP on implementing the framework agreement.

BARRICK YEAR-END 2023	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Porgera, Papua New Guinea
Drilling of the Wangima target resumed in late December 2023, upon approval of the restart, with two core underground rigs. Additional rigs will be added to the program in the first quarter of 2024, as operations ramp back up to full scale. No significant meters were drilled prior to the end of the year.

Japan Gold Strategic Alliance, Japan
In Japan, four priority projects are advancing, two in the northern Hokkaido Island (Aibetsu and Hakuryu), one in the central Honshu Island (Togi) and one in the southern Kyushu Island (Mizobe).
At Aibetsu, a CSAMT survey (4 lines, 16.3 line-kilometers) was completed, confirming northeast trending structures potentially associated with low sulfidation mineralization.
At Hakuryu, detailed field mapping and sampling was completed, identifying an outcropping preserved low sulfidation system. Follow-up work is planned after winter.
At the Togi project, four lines of CSAMT ground survey were completed, for a total of eight line kilometers. The survey confirmed the high potential for a preserved, buried low sulfidation system with multiple events of alteration and mineralization identified. Drilling is expected to start in the second half of 2024.
At the Mizobe project, four holes were completed during the fourth quarter, for a total of 1,271 meters. Two holes extend the hydrothermal system intercepted by MZDD23-03 previously reported, 500 meters to the southeast. This second drilling campaign confirmed a complex hydrothermal system intersecting evidence of multiple alteration and mineralization events. A complete set of assay results for the four drill holes are expected in February. Data integration and interpretation will follow.

Asia Pacific
The exploration team continues its focus on reviewing and evaluating new exploration opportunities at different stages across the Asia Pacific region.

Africa and Middle East
Senegal, Exploration
On the Bambadji joint venture, framework drilling continued on the 26-kilometer prospective corridor of the Bambadji Main Shear Zone. In the fourth quarter, drilling was carried out at the Gefa target, the third priority target located in one of the most interesting geological settings where the first two holes drilled have potentially showed the first evidence of a contact shear zone and brecciation between the Faleme and the Kofi Domains. Although all results are pending, significant alteration intervals and strong sulfide mineralization have been intersected, confirming the extension of the Gefa mineralized system down to 375 meters vertical depth. In addition to these targets, kilometer-scale gaps still exist along the corridor and numerous programs are being designed to investigate these underexplored settings with preserved potential for discovery. On the early stage exploration permits of Bambadji South and Dalema, target generation will continue while RC drilling will aim to advance priority targets recently defined by results from auger drilling programs.

Loulo-Gounkoto, Mali29
At Yalea, phase-1 deep framework drilling has commenced and is ongoing to test the potential for large scale extensions and/or repetitions of the main high-grade Yalea system at depth beneath the deposit. Additional near mine targets have been identified along strike based on field mapping and encouraging rock-chips sampling, including high-grade values over a 1.5 kilometer strike. Follow-up work is planned in the first quarter of 2024 to progress the deep and near surface opportunities around Yalea.
At Baboto, following the encouraging drill results reported last quarter, a second phase of drilling to assess the deep potential was completed. The mineralized system is still open and has been extended to 200 meters vertical depth with the most significant intersection being open to the north along strike: BNRCDH335: 6.20 meters at 4.41 g/t Au and 17.5 meters at 2.41 g/t Au, including 4.20 meters at 4.48 g/t Au. A shallow drill program is also in progress to assess the potential for additional open cast resources and additional drilling is planned early in 2024 to assess the potential of the wider system at depth.
At Gounkoto, a geological model review of the Gounkoto deposit and the primary controlling “Domain Boundary” structure has highlighted multiple targets. Drilling is in progress to test for a system replication at depth beneath Main Zone 1 and initial results from an ongoing framework drilling program along the southern extension of the Domain Boundary returned strong mineralization in the first hole (DB1RC055: 24 meters at 2.45 g/t Au) highlighting the potential along the structure. These key programs will progress through the first quarter of 2024 with the aim of defining opportunities with significant impact on the Loulo-Gounkoto life of mine.

Tongon, Côte D’Ivoire
Within the Nielle permit, a new pit optimization on the Koro A2 target was completed, confirming its potential to become a satellite pit. Meanwhile, a reconnaissance air core drilling program has extended the strike of the mineralized system beyond one kilometer within the neighboring Korokaha North license, where infill and follow-up drilling will be executed in early 2024. Additionally, target generation programs including auger drilling and ground geophysical surveys are planned for the first quarter 2024 to generate new high-impact targets with the potential to further extend the Tongon life of mine.
At Fonondara, the drill program designed to assess the viability of the deposit as a satellite for Tongon has been completed, full assay results and metallurgical test work are pending.

Kibali, DRC30
At KCD, the remaining assay results from the framework drilling program NW of KCD were received, confirming the presence of a mineralized system over 500 meters along plunge on the interpreted CS Domain Boundary, upgrading the potential of the western closure of the CS Domain Boundary, a mirror setting to the 5000 Lode. Significant intersections include DDD613: 5.30 meters at 6.68 g/t Au from 173.1 meters; and DDD611: 5.00 meters at 7.53 g/t Au from 9 meters and 13.55 meters at 2.02 g/t Au from 103 meters. A follow-up drilling program of eight holes on four fences, designed to define the geometry of the CS Domain Boundary mineralization near surface, is in progress.

BARRICK YEAR-END 2023	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
At Oere, the remaining two drill holes of the framework drilling program were completed in the fourth quarter, confirming the down dip extension of the mineralization 200 meters below the existing resource to 450 meters vertical depth. These results support the continuity of the system down dip and highlight that high-grade mineralization remains open at depth. Building on results reported in the third quarter of 2023, assays received this quarter were highly encouraging, with ORDD0113 returning 9.0 meters at 2.28 g/t Au, ORDD0114 with 22.41 meters at 5.43 g/t Au from 333.24 meters and ORDD0116 with 20.00 meters at 2.44 g/t Au from 359.4 meters. These additional intersections support the potential of the deposit to deliver a viable underground satellite approximately 12 kilometers from the plant. Follow-up drill programs at Oere will be a key exploration focus in 2024. These encouraging results reinforce the prospectivity of the entire KZ North trend for the discovery of additional blind high-grade shoots.
At Agbarabo-Rhino, the drilling program targeting the down plunge extension of the Rhino, Agbarabo and ancillary lodes was completed this quarter. Results highlight the potential for additional lodes and the continuity of the main lodes, demonstrated by ADD031 which intersected 26.71 meters at 6.63 g/t Au from 75.35 meters, related to a shallow mineralized system representing an opportunity for expanded open pit potential, and 25.47 meters at 3.64 g/t Au from 216.15 meters, representing the down plunge of the Rhino main mineralization reinforcing the underground satellite opportunity. The program has been successful in confirming the 250 meters down plunge extension of the Rhino Main high-grade mineralization, extending over 130 meters laterally. A follow-up drill program is planned in the first quarter of 2024 to test the potential of the target to deliver open pit resources and a significant underground satellite for the Kibali operation.
At Zambula, a follow-up drilling program of 24 RC holes started this quarter to test the open pit potential of the approximately two kilometers strike length of the Zambula-Maban shear corridor located within 15 kilometers of the plant. Drilling is in progress with encouraging results received to date indicating higher-grade zones within the multi-kilometer strike of the structure. Key results are headlined by ZBRC0025, which returned a 100 meter wide zone of nearly continuous mineralization containing two high-grade intervals of 19.00 meters at 5.24 g/t Au and 19.00 meters at 5.44 g/t Au, in addition to other significant results including: ZBRC0027 26.00 meters at 1.74 g/t Au (including 3.00 meters at 3.81 g/t Au); ZBRC0032 8.00 meters at 7.80 g/t Au (including 4.00 meters at 13.24 g/t Au); ZBRC0033 16.00 meters at 2.0 g/t Au (including 6.00 meters at 3.94 g/t Au). Drilling will be completed early in 2024.

North Mara and Bulyanhulu, Tanzania
At North Mara, framework drilling through post-mineralization cover and ground geophysics continued along the Gokona corridor this quarter. RC drilling at Shakta, eight kilometers northwest of Gokona, has extended the gold-bearing hydrothermal system identified last quarter to over 500 meters width and one kilometer along strike. Several holes have returned anomalous halos within Gokona-style altered host rocks, indicating the potential for a large-scale system. The system remains open along strike, and further drilling will be completed early in 2024 to assess the potential of the target to deliver a new discovery. Framework RC drilling at Tagota commenced this quarter, located 20 km northwest of Gokona, initial drill holes have delineated two one-plus kilometer alteration trends with mineralized veining and disseminated sulfides associated with wide anomalous intersections, indicative of a hydrothermal system that has the potential to generate a significant deposit.
At Bulyanhulu, geochemical framework drilling continued within the northwest tenement holdings, successfully confirming continuity to Bulyanhulu-type geology and potentially mineralized host structures beneath the expansive post-mineral lake sediment cover. Assay results are expected in early 2024 and pending success, further drilling will be completed, aiming to deliver flexibility to the Bulyanhulu plant.

Lumwana, Zambia
Resource conversion drilling in Kababisa and Kamisengo was completed during the quarter, with approximately 26,000 meters drilled on the two deposits. Resource conversion drilling is also taking place within the Chimiwungo Super Pit footprint and is expected to be complete by the end of the first quarter of 2024 with 13,000 meters drilled during the fourth quarter of 2023.
The Lumwana Expansion PFS is expected to be completed by the end of the first quarter of 2024, and will transition into a Feasibility Study, due to be completed by the end of 2024.

Jabal Sayid, Kingdom of Saudi Arabia
Exploration within the Jabal Sayid mining license in the fourth quarter focused on building the geological model at Janob through integration of drill data with detailed surface mapping along the continuation of the paleosurface one kilometer southwest of Lode 1. Drilling to fully assess the depth, strike extent and orientation of the Janob feeder style mineralization will commence in the first quarter of 2024 in parallel with a license scale geological review to generate additional near mine targets.
At the Jabal Sayid South Exploration License, located immediately south of Jabal Sayid, regional and prospect scale mapping has been progressing targets along the extension of the prospective stratigraphy. Framework drilling commenced during the fourth quarter focusing on the extension of the paleosurface from Jabal Sayid. Targets are being ranked and prioritized for further drill testing in the first quarter of 2024.
At Umm ad Damar, diamond drilling commenced with a framework program designed to inform updated geological models for the highest priority historical prospects. VMS style mineralization has been intersected at all targets drilled this quarter with assays pending; results will be integrated into the geological models to identify and prioritize the highest impact opportunities to progress with further drilling in the first quarter of 2024. Additionally, the airborne geophysical survey is also planned to commence in the first quarter alongside a geochemical drill program to support the generation of additional targets.

BARRICK YEAR-END 2023	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Gold
000s oz sold[a]	1,042	1,027	4,024	4,141	4,468
000s oz produced[a]	1,054	1,039	4,054	4,141	4,437
Market price ($/oz)	1,971	1,928	1,941	1,800	1,799
Realized price ($/oz)[b]	1,986	1,928	1,948	1,795	1,790
Revenue	2,767	2,588	10,350	9,920	10,738
Copper
millions lbs sold[a]	117	101	408	445	423
millions lbs produced[a]	113	112	420	440	415
Market price ($/lb)	3.70	3.79	3.85	3.99	4.23
Realized price ($/lb)[b]	3.78	3.78	3.85	3.85	4.32
Revenue	226	209	795	868	962
Other sales	66	65	252	225	285
Total revenue	3,059	2,862	11,397	11,013	11,985
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.

Our 2023 gold production of 4.05 million ounces was slightly below the guidance range of 4.2 to 4.6 million ounces. As previously disclosed, this was mainly due to lower than planned production at Pueblo Viejo due to lower throughput associated with the delayed commissioning and ramp-up of the expanded processing plant. This was combined with lower than planned production at NGM, mainly at Carlin as production was impacted primarily by unplanned downtime at the Goldstrike autoclave in the second half of the year, and at Cortez due to lower than forecasted oxide grades out of Crossroads and the slower than expected ramp-up at Goldrush which was partly due to the delay in receiving the ROD (the ROD was received late in the fourth quarter). As expected and previously disclosed, copper production of 420 million pounds for 2023 was within the guidance range of 420 to 470 million pounds.

Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, gold revenues increased by 7% compared to the prior quarter primarily due to a higher realized gold price6, combined with higher sales volume. The average realized price for the three month period ended December 31, 2023 was $1,986 per ounce versus $1,928 per ounce for the prior quarter. During the fourth quarter of 2023, the gold price ranged from $1,811 per ounce to an all-time nominal high of $2,135 per ounce and closed the quarter at $2,078 per ounce. Gold prices in the fourth quarter of 2023 continued to be volatile as a result of expectations for benchmark interest rate cuts, a weakening trade-weighted US dollar, and geopolitical concerns, including the conflicts in the Middle East and the ongoing conflict in Ukraine.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q4 2023 compared to Q3 2023

In the fourth quarter of 2023, attributable gold production was 15 thousand ounces higher than the prior quarter, primarily driven by stronger performance at Cortez mainly due to higher grades, at Phoenix (included in the “Other” category above) as planned maintenance was performed in the prior quarter, and at Pueblo Viejo reflecting higher recovery and higher grades processed. This was partially offset by lower production at Loulo-Gounkoto, as planned, due to lower grades processed.
Copper revenues in the fourth quarter of 2023 increased by 8% compared to the prior quarter, primarily due to higher copper sales volume, while the realized copper price6 was in line with the prior quarter. The average market price in the fourth quarter of 2023 was $3.70 per pound versus $3.79 per pound in the prior quarter. In the fourth quarter of 2023, the realized copper price6 was higher than the market copper price due to the impact of positive provisional pricing adjustments, whereas a small negative provisional pricing adjustment was recorded in the prior quarter. During the fourth quarter of 2023, the copper price ranged from $3.56 per pound to $3.95 per pound and closed the quarter at $3.84 per pound. Copper prices in the fourth quarter of 2023 were influenced by concerns about slowing economic growth, especially in China, supply disruptions, and a weakening trade-weighted US dollar.
Attributable copper production in the fourth quarter of 2023 was in line with the prior quarter, with consistent production across all three sites.

2023 compared to 2022
In 2023, gold revenues increased by 4% compared to the prior year, primarily due to a higher realized gold price6, partially offset by a decrease in sales volumes. The average market gold price for 2023 was $1,941 per ounce compared to $1,800 per ounce in the prior year.

BARRICK YEAR-END 2023	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In 2023, attributable gold production was 4,054 thousand ounces, or 87 thousand ounces lower than the prior year largely driven by Carlin and Pueblo Viejo. At Carlin, this was mainly related to the closure of the Gold Quarry concentrator at the beginning of the second quarter of 2023 and the conversion of the Goldstrike autoclave to a conventional CIL process in the first quarter of 2023, and at Pueblo Viejo due to lower grades processed in line with the mine and stockpile processing plan, lower recovery and lower throughput following the delayed commissioning and ramp-up of the expanded processing plant. These impacts were partially offset by increased production at Cortez due to higher oxide ore tonnes mined and processed from Crossroads and CHUG (at a higher recovery rate), combined with higher heap leach production.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Year ended December 31, 2023

Copper revenues for 2023 were 8% lower compared to the prior year due to lower copper sales volume, while the realized copper price6 was in line with the prior year. In 2023, the realized copper price6 was also in line with the market copper price, whereas a negative provisional pricing adjustment was recorded in 2022.
Attributable copper production for 2023 was 20 million pounds lower than the prior year, mainly due to lower grades, tonnes mined and throughput at Zaldívar, combined with lower grades processed at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Gold
Site operating costs	1,355	1,208	5,015	4,678	4,218
Depreciation	471	427	1,756	1,756	1,889
Royalty expense	92	90	371	342	371
Community relations	10	11	36	37	26
Cost of sales	1,928	1,736	7,178	6,813	6,504
Cost of sales ($/oz)[a]	1,359	1,277	1,334	1,241	1,093
Total cash costs ($/oz)[b]	982	912	960	862	725
All-in sustaining costs ($/oz)[b]	1,364	1,255	1,335	1,222	1,026
Copper
Site operating costs	105	81	401	336	266
Depreciation	86	70	259	223	197
Royalty expense	16	15	62	103	103
Community relations	2	1	4	4	3
Cost of sales	209	167	726	666	569
Cost of sales ($/lb)[a]	2.92	2.68	2.90	2.43	2.32
C1 cash costs ($/lb)[b]	2.17	2.05	2.28	1.89	1.72
All-in sustaining costs ($/lb)[b]	3.12	3.23	3.21	3.18	2.62
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.

Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, cost of sales applicable to gold was 11% higher compared to the prior quarter, primarily as a result of higher sales volume and higher unit costs at Loulo-Gounkoto, Carlin and Pueblo Viejo as detailed below. Our 45% interest in Kibali is equity accounted and we therefore do not include its cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold7 and total cash costs per ounce6, after including our proportionate share of cost of sales at our equity method investees, were 6% and 8% higher than the prior quarter primarily due to the impact of lower grades processed at Loulo-Gounkoto and Carlin, combined with higher electricity, grinding media and plant maintenance costs, as well as the impact of a 1 in 500 year tropical storm in November 2023 at Pueblo Viejo.
In the fourth quarter of 2023, gold all-in sustaining costs6 increased by 9% on a per ounce basis compared to the prior quarter, primarily due to higher total cash costs per

BARRICK YEAR-END 2023	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
ounce6 as described above, combined with higher minesite sustaining capital expenditures6.
In the fourth quarter of 2023, cost of sales applicable to copper was 25% higher than the prior quarter, primarily due to the impact of higher sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, increased by 9% and 6%, respectively, compared to the prior quarter primarily due to lower mining efficiencies as the wet season commenced, combined with lower grades processed and lower plant recovery at Lumwana. Cost of sales per pound6 was further impacted by higher depreciation expense, mainly at Lumwana.
In the fourth quarter of 2023, copper all-in sustaining costs6, which have been adjusted to include our proportionate share of equity method investees, were 3% lower per pound than the prior quarter, primarily reflecting lower minesite sustaining capital expenditures6 at Lumwana mainly related to decreased capitalized waste stripping, partially offset by higher C1 cash costs per pound6.

2023 compared to 2022
In 2023, cost of sales applicable to gold was 5% higher than the prior year primarily due to higher throughput to compensate for lower grades processed, mainly at Cortez and Pueblo Viejo, combined with higher contractor and maintenance costs, specifically at NGM. This was partially offset by lower volumes sold. On a per ounce basis, cost of sales applicable to gold7, after including our proportionate share of cost of sales at our equity method investees, and total cash costs per ounce6 were 7% and 11% higher, respectively, than the prior year, primarily due to lower grades processed and higher contractor and maintenance costs, as described above.
In 2023, gold all-in sustaining costs per ounce6 increased by 9% compared to the prior year primarily due to higher total cash costs per ounce6, combined with higher minesite sustaining capital expenditures6 on a per ounce basis.
In 2023, cost of sales applicable to copper was 9% higher than the prior year, primarily due to higher site operating costs combined with higher depreciation, partially offset by lower royalty expenses and lower volumes sold. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper7 and C1 cash costs6, after including our proportionate share of cost of sales at our equity method investees, increased by 19% and 21%, respectively, compared to the prior year, primarily due to lower grades processed and lower recoveries at Lumwana.
Copper all-in sustaining costs per pound6 were 1% higher than the prior year, which was a function of the increase in total C1 cash costs per pound6, largely offset by lower minesite sustaining capital expenditures6.

2023 compared to Guidance
2023 cost of sales applicable to gold7 and gold total cash costs6 were $1,334 and $960 per ounce, respectively, which were both higher than our guidance ranges of $1,170 to
$1,250 per ounce and $820 to $880 per ounce, respectively. Gold all-in sustaining costs6 for 2023 of $1,335 per ounce was also higher than the guidance range of $1,170 to $1,250 per ounce. All gold cost metrics were higher than the guidance ranges, as previously disclosed, mainly due to lower production and sales volumes combined with unplanned costs and changes in the sales mix across the different mine sites. In addition, the higher realized gold prices led to approximately $15 per ounce increase in royalties at the group level .
2023 cost of sales applicable to copper7 and copper all-in sustaining costs6 were $2.90 per pound and $3.21 per pound, respectively, which were both within our guidance ranges of $2.60 to $2.90 per pound and $2.95 to $3.25 per pound, respectively. 2023 C1 cash costs6 of $2.28 per pound was slightly higher than our guidance range of $2.05 to $2.25 per pound.

Capital Expendituresa

($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Minesite sustaining[b]	569	529	2,076	2,071	1,673
Project capital expenditures[b,c]	278	227	969	949	747
Capitalized interest	14	12	41	29	15
Total consolidated capital expenditures	861	768	3,086	3,049	2,435
Attributable capital expenditures[d]	660	589	2,363	2,417	1,951
2023 Attributable capital expenditures guidance[d]			$2,200 to $2,600
a.These amounts are presented on a cash basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.These amounts are presented on the same basis as our guidance on page 11.

Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, total consolidated capital expenditures on a cash basis were 12% higher than the prior quarter due to an increase in both project capital expenditures6 and minesite sustaining capital expenditures6. Project capital expenditures6 increased by 22%, primarily due to the continued development of the TS Solar project at NGM, combined with the progress at the Yalea South project at Loulo-Gounkoto. Minesite sustaining capital expenditures6 increased by 8% compared to the prior quarter, primarily at Cortez which was mainly due to more of the new truck fleet being commissioned in the fourth quarter of 2023, partially offset by decreased capitalized waste stripping at Lumwana.

2023 compared to 2022
In 2023, total consolidated capital expenditures on a cash basis increased by 1% compared to the prior year due to an increase in project capital expenditures6, while minesite

BARRICK YEAR-END 2023	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
sustaining capital expenditures6 were relatively consistent with the prior year. Higher project capital expenditures6 of 2% were mainly due to the TS Solar project at NGM, as construction began in the fourth quarter of 2022, combined with the investment in the new owner mining truck fleet at Lumwana. This was partially offset by lower project spend incurred on the plant expansion at Pueblo Viejo, as the construction was largely completed in 2023. Minesite sustaining capital expenditures6 were consistent with the prior year, as increased spend on processing facilities and underground development at Carlin, higher capitalized waste stripping at North Mara, and the commencement of production at the Gounkoto underground mine were largely offset by lower capitalized waste stripping at Lumwana.

2023 compared to Guidance
Attributable capital expenditures for 2023 of $2,363 million was slightly below the midpoint of the guidance range of $2,200 to $2,600 million. Attributable minesite sustaining capital expenditures6 and attributable project capital expenditures6 of $1,590 million and $769 million, respectively, were within the guidance ranges of $1,450 to $1,700 million and $750 to $900 million, respectively.

General and Administrative Expenses

($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Corporate administration	27	23	101	125	118
Share-based compensation[a]	2	7	25	34	33
General & administrative expenses	29	30	126	159	151
2023 General & administrative expenses guidance			~$180
a.Based on US$18.09 share price as at December 31, 2023 (September 30, 2023: US$15.79; 2022: US$17.21; 2021: US$19.00).

Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, general and administrative expenses were in line with the third quarter of 2023, as lower share-based compensation was largely offset by higher corporate administrative expenses.

2023 compared to 2022
General and administrative expenses in 2023 decreased by $33 million compared to the prior year due to lower corporate administration expenses attributed to reductions in IT and consulting costs. This was combined with lower share-based compensation expense as a result of a lower volume of shares vested during the current year, partially offset by an increase in our share price.

2023 compared to Guidance
General and administrative expenses in 2023 of $126 million were lower than guidance of ~$180 million. Corporate administration expenses of $101 million was below our guidance of ~$130 million, highlighting the continued benefit of our cost discipline, while share-based compensation expenses of $25 million was lower than our guidance of ~$50 million due to a lower volume of shares vested during the current year.
Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Global exploration and evaluation	44	35	143	123	122
Project costs:
Reko Diq	25	16	60	14	10
Lumwana	11	9	37	0	0
Pascua-Lama	6	5	26	52	46
Pueblo Viejo	1	1	4	24	3
Other	8	8	41	47	26
Corporate development	4	1	10	15	16
Global exploration and evaluation and project expense	99	75	321	275	223
Minesite exploration and evaluation	4	11	40	75	64
Total exploration, evaluation and project expenses	103	86	361	350	287
2023 E&E guidance			$180 to $200
2023 project expense guidance			$220 to $240
2023 total E&E and project expenses guidance			$400 to $440

Q4 2023 compared to Q3 2023
Exploration, evaluation and project expenses for the fourth quarter of 2023 increased by $17 million compared to the prior quarter. This was primarily due to higher project costs at Reko Diq due to the ramp-up of activities at the reconstituted project, combined with higher global exploration and evaluation costs mainly in the Latin America and Asia-Pacific region due to increased drilling activity with the end of winter in the southern hemisphere.

2023 compared to 2022
Exploration, evaluation and project costs for 2023 increased by $11 million compared to the prior year, primarily due to higher project costs. This was mainly due to higher project costs at Reko Diq due to the ramp-up of activities at the reconstituted project and PFS work for the Lumwana Super Pit. This was partially offset by lower project costs at Pascua-Lama and at Pueblo Viejo as the technical and social studies for additional TSF capacity were completed at the end of 2022, as well as lower minesite exploration and evaluation costs, mainly in the Africa and Middle East region.

2023 compared to Guidance
Exploration, evaluation and project expenses for 2023 of $361 million were lower than the guidance range of $400 to $440 million. Exploration and evaluation costs of $183 million were at the low end of the guidance range of $180 to $200 million, while project expenses of $178 million were below the guidance range of $220 to $240 million, mainly due to timing of Reko Diq expenditures.

BARRICK YEAR-END 2023	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Finance Costs, Net

($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Interest expense[a]	88	100	387	366	357
Interest capitalized	(15)	(12)	(42)	(29)	(16)
Accretion	23	22	87	66	48
(Gain)/loss on debt extinguishment	0	0	0	(14)	0
Other finance costs	3	2	7	6	8
Finance income	(83)	(60)	(269)	(94)	(42)
Finance costs, net	16	52	170	301	355
2023 finance costs, net guidance			$280 to $320
a.For the three months and year ended December 31, 2023, interest expense includes approximately $7 million and $32 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreement with Royal Gold, Inc. (September 30, 2023: $8 million; 2022: $33 million; 2021: $35 million).

Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, finance costs, net decreased by 69% compared to the prior quarter, mainly due to higher finance income.

2023 compared to 2022
In 2023, finance costs, net were 44% lower than the prior year, primarily due to higher finance income earned on our cash balance, partially offset by higher accretion, both resulting from an increase in market interest rates. In addition to this, interest expense and finance income were higher versus the prior year period due to the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project, which occurred on December 15, 2022. The restricted cash of $962 million was remitted to Antofagasta plc to extinguish the financial liability during the second quarter of 2023. Finance costs, net were further impacted by a gain on debt extinguishment mainly related to the repurchase of $319 million (notional value) of our 5.250% Notes due in 2042, which occurred in the prior year.

2023 compared to Guidance
Finance costs, net for 2023 of $170 million were lower than the guidance range of $280 to $320 million, mainly due to higher finance income earned on our cash balance resulting from an increase in market interest rates.
Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Impairment charges (reversals)	289	0	312	1,671	(63)
Loss on currency translation	37	30	93	16	29
Closed mine rehabilitation	51	(44)	16	(136)	18
Other (income) expense	(323)	58	(195)	(268)	(67)

Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Asset impairments (reversals)
Long Canyon	143	0	143	43	0
Tanzania	3	0	13	0	3
Carlin	2	0	2	0	0
Veladero	0	0	0	318	0
Lumwana	0	0	0	16	0
Reko Diq	0	0	0	(120)	0
Lagunas Norte	0	0	0	0	(86)
Pueblo Viejo	0	0	0	0	(2)
Golden Sunlight	0	0	0	0	12
Hemlo	0	0	0	0	4
Pascua-Lama	0	0	0	0	1
Other	0	0	5	4	4
Total asset impairment charges (reversals)	148	0	163	261	(64)
Goodwill
Loulo-Gounkoto	0	0	0	950	0
Total goodwill impairment charges	0	0	0	950	0
Tax effects and NCI	141	0	149	460	1
Total impairment charges (reversals)	289	0	312	1,671	(63)

Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, we recognized $148 million (net of tax and non-controlling interests) of net impairment charges, mainly due to a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon as we have decided at this time not to pursue the permitting associated with Phase 2 mining, have removed those ounces from our LOM plan and the mine has been placed on care and maintenance following the completion of further studies. In the third quarter of 2023, there were no impairment charges.

BARRICK YEAR-END 2023	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2023 compared to 2022
In 2023, we recognized $163 million (net of tax and non-controlling interests) of net asset impairment charges, mainly due to a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon, as described above. This compares to net impairment charges of $261 million (net of tax and non-controlling interests) in 2022, mainly due to non-current asset impairments of $318 million (net of tax) at Veladero and $43 million (net of tax and non-controlling interests) at Long Canyon, partially offset by an impairment reversal of $120 million (no tax or non-controlling interest impact) on our previously held 37.5% interest in Reko Diq. In addition, we recognized a goodwill impairment of $950 million in 2022 related to Loulo-Gounkoto.
Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation
Q4 2023 compared to Q3 2023
Loss on currency translation in the fourth quarter of 2023 was $37 million compared to $30 million in the prior quarter. The losses in the current quarter mainly related to unrealized foreign currency translation losses from the depreciation of the Argentine peso, while the losses in the prior quarter mainly related to the devaluation of the Chilean peso, the Argentine peso and the West African CFA franc. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

2023 compared to 2022
Loss on currency translation for 2023 was $93 million compared to $16 million in the prior year. The losses in both years mainly related to unrealized foreign currency losses from the Argentine peso and to a lesser extent, the Zambian kwacha. 2023 was further impacted by the depreciation of the West African CFA franc, while 2022 was partially offset by the appreciation of the West African CFA franc. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

Closed mine rehabilitation
Q4 2023 compared to Q3 2023
Closed mine rehabilitation in the fourth quarter of 2023 was an expense of $51 million compared to a gain of $44 million in the prior quarter, mainly due to a decrease in the market real risk-free rate used to discount the closure provision during the current period, whereas the market real risk-free rate increased in the prior quarter. The current quarter was further impacted by higher closure cost estimates at various closure sites.

2023 compared to 2022
Closed mine rehabilitation for 2023 was an expense of $16 million compared to a gain of $136 million in the prior year. The expense mainly related to a decrease in the market real risk-free rate used to discount the closure provision in the current period, while the market real risk-free rate increased in the prior year.

Other (Income) Expense
Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, other income was $323 million compared to other expense of $58 million in the prior quarter. Other income in the fourth quarter of 2023 mainly related to a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. This was partially offset by care and maintenance expenses incurred at Porgera during the quarter. In the prior quarter, other expense primarily related to care and maintenance expenses at Porgera, as well as litigation accruals and settlements.

2023 compared to 2022
Other expense was $195 million in 2023 compared to other income of $268 million in the prior year. In 2023, other expense mainly related to care and maintenance expenses at Porgera, the $30 million commitment we made towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership, combined with litigation accruals and settlements. This was partially offset by a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In 2022, other income mainly related to a fair value gain of $300 million on the additional interest in the Reko Diq project and the combined $63 million gain on the sale of two royalty portfolios, partially offset by care and maintenance expenses at Porgera and supplies obsolescence at Bulyanhulu and North Mara.
For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense
Income tax expense was $861 million in 2023. The unadjusted effective income tax rate for 2023 was 31% of the income before income taxes.
The underlying effective income tax rate on ordinary income for 2023 was 24% after adjusting for the impact of net impairment charges; the impact of the sale of non-current assets, including the reorganization of Porgera; the resolution of uncertain tax positions; the impact of foreign currency translation losses on current and deferred tax balances; the impact of the recognition and derecognition of deferred tax assets; the impact of prior year adjustments; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being on care and maintenance until December 22, 2023; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carryforwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 12 to the Financial Statements.

BARRICK YEAR-END 2023	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate
For the years ended	12/31/23	12/31/22
At 26.5% statutory rate	746	446
Increase (decrease) due to:
Allowances and special tax deductions[a]	(184)	(146)
Impact of foreign tax rates[b]	(79)	(146)
Non-deductible expenses / (non-taxable income)	72	(38)
Goodwill impairment charges not tax deductible	0	325
Taxable gains on sales of non-current assets	6	1
Net currency translation losses on current and deferred tax balances	289	59
Tax impact from pass-through entities and equity accounted investments	(183)	(196)
Current year tax results sheltered by previously unrecognized deferred tax assets	(22)	33
Recognition and derecognition of deferred tax assets	(142)	15
Adjustments in respect of prior years	23	17
Increase to income tax related contingent liabilities	54	13
Impact of tax rate changes	(2)	0
Withholding taxes	61	82
Mining taxes	224	201
Tax impact of amounts recognized within accumulated OCI	(2)	(7)
Other items	—	5
Income tax expense	861	664
a.We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2023 and 2022 include the following:

Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant relate to Argentine and Malian tax balances.
In 2023 a tax expense of $289 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and strengthening of the West African CFA franc against the US dollar. In 2022, a tax expense of $59 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.
Withholding Taxes
In 2023, we have recorded $5 million (2021: $66 million) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Saudi Arabia. We have also recorded $26 million (2022: $36 million, related to Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Saudi Arabia, Tanzania and the United States.

Accounting for Joint Ventures and Associates
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

Mining Taxes
NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2023 was $105 million (2022: $88 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $nil (2022: $110 million) was recorded for this in 2023. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
We are awaiting the final US Treasury Regulations detailing the application of CAMT.
For 2023, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Impairments
A deferred tax recovery of $55 million (2022: deferred tax recovery of $193 million related to impairments at Veladero, Long Canyon and Lumwana) was recorded primarily related to the impairment at Long Canyon.

BARRICK YEAR-END 2023	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)
As at December 31	2023	2022	2021
Total cash and equivalents	4,148	4,440	5,280
Current assets	3,290	4,025	2,969
Non-current assets	38,373	37,500	38,641
Total Assets	45,811	45,965	46,890
Current liabilities excluding short-term debt	2,345	3,107	2,071
Non-current liabilities excluding long-term debt[a]	6,738	6,787	7,362
Debt (current and long-term)	4,726	4,782	5,150
Total Liabilities	13,809	14,676	14,583
Total shareholders’ equity	23,341	22,771	23,857
Non-controlling interests	8,661	8,518	8,450
Total Equity	32,002	31,289	32,307
Total common shares outstanding (millions of shares)	1,756	1,755	1,779
Key Financial Ratios:
Current ratio[b]	3.16:1	2.71:1	3.95:1
Debt-to-equity[c]	0.15:1	0.15:1	0.16:1
a.Non-current financial liabilities as at December 31, 2023 were $5,221 million (2022: $5,314 million; 2021: $5,578 million).
b.Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2023, December 31, 2022 and December 31, 2021.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2023, December 31, 2022, and December 31, 2021.

Balance Sheet Review
Total assets were $45.8 billion at December 31, 2023, slightly lower than total assets at December 31, 2022.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.
Total liabilities at December 31, 2023 were $13.8 billion, lower than total liabilities at December 31, 2022. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable. Both total assets and total liabilities were lower than total assets and liabilities at December 31, 2022 primarily due to the restricted cash and associated financial liability owed to Antofagasta plc following the reconstitution of the Reko Diq project, which occurred on December 15, 2022. The restricted cash of $962 million was remitted to Antofagasta plc to extinguish the financial liability during the second quarter of 2023.

Shareholders’ Equity

February 6, 2024	Number of shares
Common shares	1,755,569,554
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.
Total cash and cash equivalents as at December 31, 2023 were $4.1 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at December 31, 2023, our total debt was $4.7 billion (debt, net of cash and equivalents was $578 million) and our debt-to-equity ratio was 0.15:1. This compares to debt as at December 31, 2022 of $4.8 billion (debt, net of cash and cash equivalents was $342 million), and a debt-to-equity ratio of 0.15:1.
In 2024, we have capital commitments of $258 million and expect to incur attributable sustaining and project capital expenditures6 of approximately $2,500 to $2,900 million based on our guidance range on page 11. In 2024, we have contractual obligations and commitments of $895 million in purchase obligations for supplies and consumables. In addition, we have $285 million in interest payments and other amounts as detailed in the table on page 67. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary. As discussed on page 9, at the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the purchase of up to $1 billion of Barrick’s outstanding common shares over the next 12 months. We did not purchase any shares in 2023 under the prior share buyback program, which was terminated following the authorization of the new program.
We also have a performance dividend policy that will enhance the return to shareholders when the Company has excess liquidity. In addition to our base dividend, the amount of the performance dividend on a quarterly basis

BARRICK YEAR-END 2023	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.
We also repurchased approximately $43 million notional of debt securities at a discount to par in the fourth quarter of 2023. We may pursue additional selective repurchases in the future.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2023, we completed an amendment of our undrawn $3.0 billion revolving Credit Facility, including an extension of the termination date by one year to May 2028. The revolving Credit Facility incorporates sustainability-linked metrics that are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR8. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The Credit Facility was undrawn as at December 31, 2023. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.02:1 as at December 31, 2023 (0.01:1 as at December 31, 2022).

Summary of Cash Inflow (Outflow)
($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Net cash provided by operating activities	997	1,127	3,732	3,481	4,378
Investing activities
Capital expenditures	(861)	(768)	(3,086)	(3,049)	(2,435)
Investment (purchases) sales	(26)	3	(23)	381	(46)
Dividends received from equity method investments	114	74	273	869	520
Divestitures	0	0	0	0	27
Other	7	2	20	88	37
Total investing outflows	(766)	(689)	(2,816)	(1,711)	(1,897)
Financing activities
Net change in debt[a]	(45)	(3)	(56)	(395)	(27)
Dividends[b]	(176)	(175)	(700)	(1,143)	(634)
Net disbursements to non-controlling interests	(138)	(162)	(514)	(833)	(1,092)
Share buyback program	0	0	0	(424)	0
Return of Capital	0	0	0	0	(750)
Other	17	7	65	191	115
Total financing outflows	(342)	(333)	(1,205)	(2,604)	(2,388)
Effect of exchange rate	(2)	(1)	(3)	(6)	(1)
Increase (decrease) in cash and equivalents	(113)	104	(292)	(840)	92
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three months and year ended December 31, 2023, we declared and paid dividends per share in US dollars totaling $0.10 and $0.40, respectively (September 30, 2023: declared and paid $0.10; 2022: declared and paid $0.65; 2021: declared and paid $0.36).

Q4 2023 compared to Q3 2023
In the fourth quarter of 2023, we generated $997 million in operating cash flow, compared to $1,127 million in the prior quarter. The decrease of $130 million was primarily due to higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in the second and fourth quarters. This was combined with an increased unfavorable movement in working capital, mainly in accounts receivable driven by higher gold prices and higher sales volumes, partially offset by a favorable movement in inventory. Operating cash flow was further impacted by an increase in total/C1 cash costs per ounce/pound6, partially offset by a higher realized gold price6 and higher gold sales volume.
Cash outflows from investing activities in the fourth quarter of 2023 were $766 million, compared to $689

BARRICK YEAR-END 2023	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
million in the prior quarter. The increased outflow of $77 million was primarily due to an increase in capital expenditures primarily due to the continued development of the TS Solar project at NGM, combined with the progress at the Yalea South project at Loulo-Gounkoto. This was combined with our additional investment in Hercules Silver Corp., partially offset by an increase in dividends received from equity method investments, in particular Kibali.
Net financing cash outflows for the fourth quarter of 2023 amounted to $342 million, compared to $333 million in the prior quarter. The increase of $9 million was primarily due to the repurchase of approximately $43 million notional of debt securities at a discount to par in the fourth quarter of 2023, partially offset by lower net disbursements to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

2023 compared to 2022
In 2023, we generated $3,732 million in operating cash flow, compared to $3,481 million in the prior year. The increase of $251 million was primarily due to lower cash taxes paid and higher interest received on our cash balances resulting from an increase in market interest rates. This was partially offset by an increased unfavorable movement in working capital, mainly in accounts receivable and accounts payable, partially offset by a favorable movement in inventory and other current assets. Operating cash flow was further impacted by an increase in total/C1 cash costs per ounce/pound6, partially offset by a higher realized gold price6 and higher gold sales volume.
Cash outflows from investing activities for 2023 were $2,816 million compared to $1,711 million in the prior year. The increased outflow of $1,105 million was primarily due to lower cash dividends received from equity method investments, in particular Kibali, combined with proceeds received from investment sales in the prior year (which included the sale of our interests in Endeavour Mining, Skeena Resources Ltd., i-80 Gold Corp. and Perpetua Resources Corp), and higher capital expenditures.
Net financing cash outflows for 2023 amounted to $1,205 million, compared to $2,604 million in the prior year. The lower outflow of $1,399 million is primarily due to lower dividends paid in the current year and the repurchase of shares under the share buyback program in the prior year. This was combined with the repurchase of $375 million (notional value) of our 5.250% Notes due in 2042 in the prior year and a decrease in net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

Summary of Financial Instruments[a]
As at December 31, 2023
Financial Instrument	Principal/Notional Amount		Associated Risks
			■ Interest rate
Cash and equivalents	$4,148	million	■ Credit
			■ Credit
Accounts receivable	$693	million	■ Market
			■ Interest rate
Notes receivable	$187	million	■ Credit
			■ Interest rate
Kibali joint venture receivable	$505	million	■ Credit
			■ Interest rate
Norte Abierto joint venture partner receivable	$81	million	■ Credit
			■ Interest rate
Restricted cash	$101	million	■ Credit
Other investments	$131	million	■ Liquidity
Accounts payable	$1,503	million	■ Liquidity
Debt	$4,747	million	■ Interest rate
Other liabilities	$574	million	■ Liquidity
Restricted share units	$34	million	■ Market
Deferred share units	$18	million	■ Market
a.Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

BARRICK YEAR-END 2023	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 35 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2023
	2024	2025	2026	2027	2028	2029 and thereafter	Total
Debt[a]
Repayment of principal	0	12	47	0	0	4,632	4,691
Capital leases	11	10	9	9	3	14	56
Interest	285	285	282	279	278	2,938	4,347
Provisions for environmental rehabilitation[b]	279	169	116	91	172	1,775	2,602
Restricted share units	25	9	0	0	0	0	34
Pension benefits and other post-retirement benefits	5	5	5	5	4	51	75
Purchase obligations for supplies and consumables[c]	895	240	179	173	148	192	1,827
Capital commitments[d]	258	0	0	0	0	0	258
Social development costs[e]	26	15	11	3	4	55	114
Other obligations[f]	37	46	53	51	49	505	741
Total	1,821	791	702	611	658	10,162	14,745
a.Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2023. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of consumables such as acid, tires and cyanide for our production process.
d.Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs: Includes a commitment of $14 million in 2029 and thereafter related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK YEAR-END 2023	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

	2023				2022
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	3,059	2,862	2,833	2,643	2,774	2,527	2,859	2,853
Realized price per ounce – gold[b]	1,986	1,928	1,972	1,902	1,728	1,722	1,861	1,876
Realized price per pound – copper[b]	3.78	3.78	3.70	4.20	3.81	3.24	3.72	4.68
Cost of sales	2,139	1,915	1,937	1,941	2,093	1,815	1,850	1,739
Net earnings (loss)	479	368	305	120	(735)	241	488	438
Per share (dollars)[c]	0.27	0.21	0.17	0.07	(0.42)	0.14	0.27	0.25
Adjusted net earnings[b]	466	418	336	247	220	224	419	463
Per share (dollars)[b,c]	0.27	0.24	0.19	0.14	0.13	0.13	0.24	0.26
Operating cash flow	997	1,127	832	776	795	758	924	1,004
Cash consolidated capital expenditures[d]	861	768	769	688	891	792	755	611
Free cash flow[b]	136	359	63	88	(96)	(34)	169	393
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets1. This, combined with a trend of historically elevated gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive free cash flow6 generated, together with the proceeds from various divestitures, have allowed us to continue to reinvest in our business, strengthen our balance sheet and to return surplus funds to shareholders.
Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings6. In the fourth quarter of 2023, we recorded a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In addition, we recorded a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon. In the first quarter of
2023, we recorded a loss on currency translation of $38 million, mainly related to the devaluation of the Zambian kwacha, and a $30 million commitment towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership. In the fourth quarter of 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project.

BARRICK YEAR-END 2023	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.
Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2023 will be included in Barrick’s 2023 Annual Report and its 2023 Form 40-F/Annual Information Form to be filed with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 to the accompanying Financial Statements.

BARRICK YEAR-END 2023	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.
Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Net earnings attributable to equity holders of the Company	479	368	1,272	432	2,022
Impairment charges (reversals) related to non-current assets[a]	289	0	312	1,671	(63)
Acquisition/disposition gains[b]	(354)	(4)	(364)	(405)	(213)
Loss on currency translation	37	30	93	16	29
Significant tax adjustments[c]	120	19	220	95	125
Other expense (income) adjustments[d]	41	(5)	96	17	73
Non-controlling interest[e]	(89)	4	(98)	(274)	64
Tax effect[e]	(57)	6	(64)	(226)	28
Adjusted net earnings	466	418	1,467	1,326	2,065
Net earnings per share[f]	0.27	0.21	0.72	0.24	1.14
Adjusted net earnings per share[f]	0.27	0.24	0.84	0.75	1.16
a.Net impairment charges for the three months and year ended December 31, 2023 mainly relate to a long-lived asset impairment at Long Canyon. For the year ended December 31, 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.
b.Acquisition/disposition gains for the three months and year ended December 31, 2023 primarily relate to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023. For the year ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% and the sale of two royalty portfolios.
c.Significant tax adjustments in 2023 primarily relate to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets. In 2022, significant tax adjustments primarily relate to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the Porgera mine continuing to be on care and maintenance; updates to the rehabilitation provision for our non-operating mines; and the recognition and derecognition of deferred tax assets.
d.Other expense (income) adjustments for the three months and year ended December 31, 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. The year ended December 31, 2023 was further impacted by the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. For the year ended December 31, 2022, other expense (income) adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.
e.Non-controlling interest and tax effect for the current year primarily relates to impairment charges (reversals) related to non-current assets.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK YEAR-END 2023	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Net cash provided by operating activities	997	1,127	3,732	3,481	4,378
Capital expenditures	(861)	(768)	(3,086)	(3,049)	(2,435)
Free cash flow	136	359	646	432	1,943

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Minesite sustaining capital expenditures	569	529	2,076	2,071	1,673
Project capital expenditures	278	227	969	949	747
Capitalized interest	14	12	41	29	15
Total consolidated capital expenditures	861	768	3,086	3,049	2,435

BARRICK YEAR-END 2023	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2023	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Cost of sales applicable to gold production		1,928	1,736	7,178	6,813	6,504
Depreciation		(471)	(427)	(1,756)	(1,756)	(1,889)
Cash cost of sales applicable to equity method investments		65	65	260	222	217
By-product credits		(66)	(65)	(252)	(225)	(285)
Non-recurring items	a	0	0	0	(23)	0
Other	b	6	7	18	(23)	(48)
Non-controlling interests	c	(432)	(380)	(1,578)	(1,442)	(1,261)
Total cash costs		1,030	936	3,870	3,566	3,238
General & administrative costs		29	30	126	159	151
Minesite exploration and evaluation costs	d	4	11	40	75	64
Minesite sustaining capital expenditures	e	569	529	2,076	2,071	1,673
Sustaining leases		7	7	30	38	41
Rehabilitation - accretion and amortization (operating sites)	f	20	14	63	50	50
Non-controlling interest, copper operations and other	g	(230)	(238)	(824)	(900)	(636)
All-in sustaining costs		1,429	1,289	5,381	5,059	4,581
Global exploration and evaluation and project expense	d	99	75	321	275	223
Community relations costs not related to current operations		1	0	2	0	0
Project capital expenditures	e	278	227	969	949	747
Non-sustaining leases		0	0	0	0	0
Rehabilitation - accretion and amortization (non-operating sites)	f	7	6	25	19	13
Non-controlling interest and copper operations and other	g	(112)	(101)	(423)	(327)	(240)
All-in costs		1,702	1,496	6,275	5,975	5,324
Ounces sold - attributable basis (000s ounces)	h	1,042	1,027	4,024	4,141	4,468
Cost of sales per ounce	i,j	1,359	1,277	1,334	1,241	1,093
Total cash costs per ounce	j	982	912	960	862	725
Total cash costs per ounce (on a co-product basis)	j,k	1,026	954	1,002	897	765
All-in sustaining costs per ounce	j	1,364	1,255	1,335	1,222	1,026
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,408	1,297	1,377	1,257	1,066
All-in costs per ounce	j	1,627	1,457	1,557	1,443	1,192
All-in costs per ounce (on a co-product basis)	j,k	1,671	1,499	1,599	1,478	1,232

a.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory at Veladero.

b.Other
Other adjustments for the three months and year ended December 31, 2023 include the removal of total cash costs and by-product credits associated with assets which are producing incidental ounces, of $nil and $3 million, respectively (September 30, 2023: $nil; 2022: $24 million; 2021: $51 million). This includes Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021.

c.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $594 million and $2,192 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $536 million; 2022: $2,032 million; 2021: $1,923 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi up until the third quarter of 2021. Refer to note 5 to the Financial Statements for further information.

d.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 60 of this MD&A.

e.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in 2023 were the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 59 of this MD&A.

f.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

g.Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (up until the third quarter of 2021) operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021 and Buzwagi starting in the fourth quarter of 2021. The impact is summarized as the following:

BARRICK YEAR-END 2023	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
General & administrative costs	7	(5)	(9)	(31)	(21)
Minesite exploration and evaluation costs	(2)	(4)	(14)	(27)	(19)
Rehabilitation - accretion and amortization (operating sites)	(6)	(5)	(21)	(16)	(14)
Minesite sustaining capital expenditures	(229)	(224)	(780)	(826)	(582)
All-in sustaining costs total	(230)	(238)	(824)	(900)	(636)
Global exploration and evaluation and project costs	(40)	(29)	(118)	(32)	(19)
Project capital expenditures	(72)	(72)	(305)	(295)	(221)
All-in costs total	(112)	(101)	(423)	(327)	(240)

h.Ounces sold - equity basis
Figures remove the impact of Pierina, Golden Sunlight, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

i.Cost of sales per ounce
Figures remove the cost of sales impact of Pierina of $nil and $3 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $24 million; 2021: $20 million); Golden Sunlight of $nil and $nil, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $nil; 2021: $nil); up until its divestiture in June 2021, Lagunas Norte of $nil and $nil, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $nil; 2021: $37 million); and starting in the fourth quarter of 2021, Buzwagi of $nil and $nil, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $nil; 2022: $nil; 2021: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended
	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
By-product credits	66	65	252	225	285
Non-controlling interest	(20)	(22)	(81)	(78)	(108)
By-product credits (net of non-controlling interest)	46	43	171	147	177

BARRICK YEAR-END 2023	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 12/31/23
	Footnote	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		443	361	197	6	102	1,114	53	1,167
Depreciation		(77)	(118)	(51)	(4)	(21)	(273)	(7)	(280)
By-product credits		0	(1)	(1)	0	(38)	(40)	0	(40)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(6)	0	0	0	8	1	0	1
Non-controlling interests		(139)	(93)	(55)	0	(19)	(307)	0	(307)
Total cash costs		221	149	90	2	32	495	46	541
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	2	1	1	0	0	5	0	5
Minesite sustaining capital expenditures	f	174	100	28	0	9	314	8	322
Sustaining capital leases		0	0	0	0	1	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	3	5	0	0	2	10	0	10
Non-controlling interests		(70)	(40)	(11)	0	(5)	(128)	0	(128)
All-in sustaining costs		330	215	108	2	39	697	54	751
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	3	29	2	0	0	126	0	126
Non-controlling interests		(1)	(11)	(1)	0	0	(49)	0	(49)
All-in costs		332	233	109	2	39	774	54	828
Ounces sold - attributable basis (000s ounces)		220	164	86	2	39	511	33	544
Cost of sales per ounce	h,i	1,219	1,353	1,419	2,193	1,576	1,331	1,618	1,348
Total cash costs per ounce	i	1,006	909	1,046	990	787	968	1,407	995
Total cash costs per ounce (on a co-product basis)	i,j	1,008	911	1,053	992	1,258	1,007	1,413	1,032
All-in sustaining costs per ounce	i	1,506	1,309	1,257	1,074	981	1,366	1,671	1,385
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,508	1,311	1,264	1,076	1,452	1,405	1,677	1,422
All-in costs per ounce	i	1,513	1,416	1,275	1,074	981	1,518	1,700	1,529
All-in costs per ounce (on a co-product basis)	i,j	1,515	1,418	1,282	1,076	1,452	1,557	1,706	1,566

($ millions, except per ounce information in dollars)			For the three months ended 12/31/23
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		235	64	299
Depreciation		(66)	(14)	(80)
By-product credits		(11)	(2)	(13)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(63)	0	(63)
Total cash costs		95	48	143
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	1	1
Minesite sustaining capital expenditures	f	51	17	68
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	2	0	2
Non-controlling interests		(21)	0	(21)
All-in sustaining costs		127	66	193
Project exploration and evaluation and project costs	e	2	0	2
Project capital expenditures	f	15	5	20
Non-controlling interests		(8)	0	(8)
All-in costs		136	71	207
Ounces sold - attributable basis (000s ounces)		89	46	135
Cost of sales per ounce	h,i	1,588	1,378	1,524
Total cash costs per ounce	i	1,070	1,021	1,049
Total cash costs per ounce (on a co-product basis)	i,j	1,141	1,070	1,110
All-in sustaining costs per ounce	i	1,428	1,403	1,428
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,499	1,452	1,489
All-in costs per ounce	i	1,532	1,508	1,558
All-in costs per ounce (on a co-product basis)	i,j	1,603	1,557	1,619

BARRICK YEAR-END 2023	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 12/31/23
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		205	105	103	70	69	552
Depreciation		(59)	(37)	(22)	(14)	(15)	(147)
By-product credits		0	0	(1)	0	(6)	(7)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(29)	0	(12)	(7)	(7)	(55)
Total cash costs		117	68	68	49	41	343
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	37	5	24	15	18	99
Sustaining capital leases		0	2	0	0	0	2
Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	4	0	6
Non-controlling interests		(8)	0	(4)	(2)	(2)	(16)
All-in sustaining costs		147	75	89	66	57	434
Project exploration and evaluation and project costs	e	0	0	0	0	0	0
Project capital expenditures	f	56	15	39	0	16	126
Non-controlling interests		(11)	0	(6)	0	(3)	(20)
All-in costs		192	90	122	66	70	540
Ounces sold - attributable basis (000s ounces)		127	92	61	42	41	363
Cost of sales per ounce	h,i	1,296	1,141	1,420	1,489	1,413	1,313
Total cash costs per ounce	i	924	737	1,103	1,184	1,002	945
Total cash costs per ounce (on a co-product basis)	i,j	925	742	1,119	1,190	1,112	962
All-in sustaining costs per ounce	i	1,168	819	1,449	1,586	1,376	1,198
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,169	824	1,465	1,592	1,486	1,215
All-in costs per ounce	i	1,521	988	1,985	1,586	1,692	1,491
All-in costs per ounce (on a co-product basis)	i,j	1,522	993	2,001	1,592	1,802	1,508

($ millions, except per ounce information in dollars)					For the three months ended 9/30/23
	Footnote	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		458	273	164	6	96	997	53	1,050
Depreciation		(83)	(88)	(45)	(3)	(18)	(237)	(6)	(243)
By-product credits		(1)	0	(1)	0	(41)	(43)	(1)	(44)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(5)	0	0	0	6	2	0	2
Non-controlling interests		(142)	(72)	(45)	(1)	(17)	(277)	0	(277)
Total cash costs		227	113	73	2	26	442	46	488
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	6	2	1	0	1	10	0	10
Minesite sustaining capital expenditures	f	169	62	19	0	10	264	9	273
Sustaining capital leases		0	0	0	0	0	1	1	2
Rehabilitation - accretion and amortization (operating sites)	g	3	5	1	0	1	10	0	10
Non-controlling interests		(69)	(27)	(8)	0	(4)	(110)	0	(110)
All-in sustaining costs		336	155	86	2	34	617	56	673
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	29	2	0	0	82	3	85
Non-controlling interests		0	(11)	(1)	0	0	(31)	0	(31)
All-in costs		336	173	87	2	34	668	59	727
Ounces sold - attributable basis (000s ounces)		238	135	78	2	27	480	31	511
Cost of sales per ounce	h,i	1,166	1,246	1,300	1,832	2,235	1,273	1,721	1,300
Total cash costs per ounce	i	953	840	938	778	1,003	921	1,502	956
Total cash costs per ounce (on a co-product basis)	i,j	954	844	944	779	1,812	968	1,508	1,001
All-in sustaining costs per ounce	i	1,409	1,156	1,106	831	1,264	1,286	1,799	1,317
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,410	1,160	1,112	832	2,073	1,333	1,805	1,362
All-in costs per ounce	i	1,409	1,290	1,114	831	1,264	1,389	1,912	1,421
All-in costs per ounce (on a co-product basis)	i,j	1,410	1,294	1,120	832	2,073	1,436	1,918	1,466

BARRICK YEAR-END 2023	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)	For the three months ended 9/30/23
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		195	64	259
Depreciation		(65)	(15)	(80)
By-product credits		(8)	(3)	(11)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(49)	0	(49)
Total cash costs		73	46	119
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	1	1
Minesite sustaining capital expenditures	f	44	13	57
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	1	0	1
Non-controlling interests		(19)	0	(19)
All-in sustaining costs		99	60	159
Project exploration and evaluation and project costs	e	0	0	0
Project capital expenditures	f	46	2	48
Non-controlling interests		(18)	0	(18)
All-in costs		127	62	189
Ounces sold - attributable basis (000s ounces)		77	47	124
Cost of sales per ounce	h,i	1,501	1,376	1,468
Total cash costs per ounce	i	935	988	953
Total cash costs per ounce (on a co-product basis)	i,j	995	1,050	1,014
All-in sustaining costs per ounce	i	1,280	1,314	1,304
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,340	1,376	1,365
All-in costs per ounce	i	1,640	1,349	1,584
All-in costs per ounce (on a co-product basis)	i,j	1,700	1,411	1,645

($ millions, except per ounce information in dollars)				For the three months ended 9/30/23
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		198	112	88	74	68	540
Depreciation		(57)	(44)	(17)	(10)	(16)	(144)
By-product credits		0	(1)	(1)	(1)	(6)	(9)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(28)	0	(11)	(6)	(7)	(52)
Total cash costs		113	67	59	57	39	335
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	53	8	29	6	14	110
Sustaining capital leases		(1)	2	0	0	0	1
Rehabilitation - accretion and amortization (operating sites)	g	1	2	1	(1)	0	3
Non-controlling interests		(10)	0	(5)	(1)	(2)	(18)
All-in sustaining costs		156	79	84	61	51	431
Project exploration and evaluation and project costs	e	0	0	0	0	0	0
Project capital expenditures	f	33	8	26	0	11	78
Non-controlling interests		(7)	0	(4)	0	(2)	(13)
All-in costs		182	87	106	61	60	496
Ounces sold - attributable basis (000s ounces)		145	97	59	46	45	392
Cost of sales per ounce	h,i	1,087	1,152	1,244	1,423	1,261	1,186
Total cash costs per ounce	i	773	694	999	1,217	859	850
Total cash costs per ounce (on a co-product basis)	i,j	774	698	1,007	1,222	973	866
All-in sustaining costs per ounce	i	1,068	801	1,429	1,331	1,132	1,095
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,069	805	1,437	1,336	1,246	1,111
All-in costs per ounce	i	1,249	881	1,802	1,331	1,335	1,261
All-in costs per ounce (on a co-product basis)	i,j	1,250	885	1,810	1,336	1,449	1,277

BARRICK YEAR-END 2023	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2023
	Footnote	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		1,789	1,174	722	26	393	4,109	221	4,330
Depreciation		(314)	(364)	(189)	(16)	(76)	(961)	(28)	(989)
By-product credits		(2)	(3)	(4)	0	(157)	(166)	(1)	(167)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(19)	0	0	0	28	9	0	9
Non-controlling interests		(561)	(311)	(203)	(3)	(72)	(1,151)	0	(1,151)
Total cash costs		893	496	326	7	116	1,840	192	2,032
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	23	5	5	0	1	36	0	36
Minesite sustaining capital expenditures	f	605	310	100	0	31	1,063	37	1,100
Sustaining capital leases		0	0	0	0	2	3	2	5
Rehabilitation - accretion and amortization (operating sites)	g	12	19	2	0	5	38	1	39
Non-controlling interests		(248)	(128)	(41)	0	(15)	(440)	0	(440)
All-in sustaining costs		1,285	702	392	7	140	2,540	232	2,772
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	3	112	10	0	0	335	4	339
Non-controlling interests		(1)	(43)	(4)	0	0	(129)	0	(129)
All-in costs		1,287	771	398	7	140	2,746	236	2,982
Ounces sold - attributable basis (000s ounces)		865	548	318	9	120	1,860	139	1,999
Cost of sales per ounce	h,i	1,254	1,318	1,399	1,789	2,011	1,351	1,589	1,368
Total cash costs per ounce	i	1,033	906	1,026	724	961	989	1,382	1,017
Total cash costs per ounce (on a co-product basis)	i,j	1,035	909	1,033	726	1,623	1,035	1,387	1,060
All-in sustaining costs per ounce	i	1,486	1,282	1,234	779	1,162	1,366	1,672	1,388
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,488	1,285	1,241	781	1,824	1,412	1,677	1,431
All-in costs per ounce	i	1,488	1,407	1,251	779	1,162	1,477	1,712	1,493
All-in costs per ounce (on a co-product basis)	i,j	1,490	1,410	1,258	781	1,824	1,523	1,717	1,536

($ millions, except per ounce information in dollars)			For the year ended 12/31/2023
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		791	263	1,054
Depreciation		(255)	(69)	(324)
By-product credits		(37)	(9)	(46)
Non-recurring items		0	0	0
Other	c	0	0	0
Non-controlling interests	d	(201)	0	(201)
Total cash costs		298	185	483
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	5	5
Minesite sustaining capital expenditures	f	195	85	280
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	6	1	7
Non-controlling interests		(80)	0	(80)
All-in sustaining costs		419	277	696
Project exploration and evaluation and project costs	f	2	0	2
Project capital expenditures	g	197	14	211
Non-controlling interests		(80)	0	(80)
All-in costs		538	291	829
Ounces sold - attributable basis (000s ounces)		335	182	517
Cost of sales per ounce	h,i	1,418	1,440	1,441
Total cash costs per ounce	i	889	1,011	931
Total cash costs per ounce (on a co-product basis)	i,j	958	1,061	993
All-in sustaining costs per ounce	i	1,249	1,516	1,358
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,318	1,566	1,420
All-in costs per ounce	i	1,604	1,591	1,653
All-in costs per ounce (on a co-product basis)	j,k	1,673	1,641	1,715

BARRICK YEAR-END 2023	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2023
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		817	419	365	303	282	2,186
Depreciation		(247)	(147)	(77)	(46)	(62)	(579)
By-product credits		0	(2)	(3)	(1)	(23)	(29)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(114)	0	(45)	(27)	(31)	(217)
Total cash costs		456	270	240	229	166	1,361
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	221	35	113	30	65	464
Sustaining capital leases		1	7	0	1	0	9
Rehabilitation - accretion and amortization (operating sites)	g	3	2	5	4	1	15
Non-controlling interests		(45)	0	(19)	(4)	(10)	(78)
All-in sustaining costs		636	314	339	260	222	1,771
Project exploration and evaluation and project costs	e	0	0	0	0	0	0
Project capital expenditures	f	154	38	96	0	41	329
Non-controlling interests		(31)	0	(15)	0	(7)	(53)
All-in costs		759	352	420	260	256	2,047
Ounces sold - attributable basis (000s ounces)		546	343	254	185	180	1,508
Cost of sales per ounce	h,i	1,198	1,221	1,206	1,469	1,312	1,251
Total cash costs per ounce	i	835	789	944	1,240	920	903
Total cash costs per ounce (on a co-product basis)	i,j	836	794	953	1,244	1,025	919
All-in sustaining costs per ounce	i	1,166	918	1,335	1,408	1,231	1,176
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,167	923	1,344	1,412	1,336	1,192
All-in costs per ounce	i	1,392	1,030	1,653	1,408	1,422	1,359
All-in costs per ounce (on a co-product basis)	i,j	1,393	1,035	1,662	1,412	1,527	1,375

($ millions, except per ounce information in dollars)					For the year ended 12/31/2022
	Footnote	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		1,728	850	647	115	353	3,699	215	3,914
Depreciation		(312)	(253)	(178)	(76)	(75)	(895)	(28)	(923)
By-product credits		(2)	(2)	(2)	0	(139)	(145)	(1)	(146)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(34)	0	0	0	20	(14)	0	(14)
Non-controlling interests		(531)	(229)	(180)	(15)	(61)	(1,018)	0	(1,018)
Total cash costs		849	366	287	24	98	1,627	186	1,813
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	20	8	7	1	0	37	4	41
Minesite sustaining capital expenditures	f	497	305	109	0	22	949	42	991
Sustaining capital leases		1	0	0	0	2	5	2	7
Rehabilitation - accretion and amortization (operating sites)	g	10	11	2	1	3	27	2	29
Non-controlling interests		(204)	(125)	(45)	(1)	(11)	(394)	0	(394)
All-in sustaining costs		1,173	565	360	25	114	2,251	236	2,487
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	104	50	0	0	201	0	201
Non-controlling interests		0	(40)	(20)	0	0	(78)	0	(78)
All-in costs		1,173	629	390	25	114	2,374	236	2,610
Ounces sold - attributable basis (000s ounces)		968	449	278	55	106	1,856	132	1,988
Cost of sales per ounce	h,i	1,069	1,164	1,434	1,282	2,039	1,210	1,628	1,238
Total cash costs per ounce	i	877	815	1,035	435	914	876	1,409	912
Total cash costs per ounce (on a co-product basis)	i,j	878	818	1,039	436	1,603	917	1,415	951
All-in sustaining costs per ounce	i	1,212	1,258	1,296	454	1,074	1,214	1,788	1,252
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,213	1,261	1,300	455	1,763	1,255	1,794	1,291
All-in costs per ounce	i	1,212	1,400	1,405	454	1,074	1,280	1,789	1,314
All-in costs per ounce (on a co-product basis)	i,j	1,213	1,403	1,409	455	1,763	1,321	1,795	1,353

BARRICK YEAR-END 2023	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the year ended 12/31/2022
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		801	325	1,126
Depreciation		(242)	(120)	(362)
By-product credits		(45)	(4)	(49)
Non-recurring items	c	0	(23)	(23)
Other	d	0	0	0
Non-controlling interests		(205)	0	(205)
Total cash costs		309	178	487
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	1	2	3
Minesite sustaining capital expenditures	f	207	120	327
Sustaining capital leases		0	3	3
Rehabilitation - accretion and amortization (operating sites)	g	5	2	7
Non-controlling interests		(85)	0	(85)
All-in sustaining costs		437	305	742
Project exploration and evaluation and project costs	e	2	0	2
Project capital expenditures	f	377	33	410
Non-controlling interests		(152)	0	(152)
All-in costs		664	338	1,002
Ounces sold - attributable basis (000s ounces)		426	199	625
Cost of sales per ounce	h,i	1,132	1,628	1,306
Total cash costs per ounce	i	725	890	777
Total cash costs per ounce (on a co-product basis)	i,j	788	913	827
All-in sustaining costs per ounce	i	1,026	1,528	1,189
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,089	1,551	1,239
All-in costs per ounce	i	1,558	1,695	1,636
All-in costs per ounce (on a co-product basis)	i,j	1,621	1,718	1,686

($ millions, except per ounce information in dollars)				For the year ended 12/31/2022
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa and Middle East
Cost of sales applicable to gold production		790	413	309	347	295	2,154
Depreciation		(257)	(178)	(73)	(69)	(60)	(637)
By-product credits		0	(1)	(2)	(1)	(24)	(28)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(107)	0	(38)	(28)	(34)	(207)
Total cash costs		426	234	196	249	177	1,282
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	9	3	4	4	3	23
Minesite sustaining capital expenditures	f	190	70	81	31	66	438
Sustaining capital leases		2	6	0	2	0	10
Rehabilitation - accretion and amortization (operating sites)	g	3	1	6	1	1	12
Non-controlling interests		(40)	0	(14)	(4)	(11)	(69)
All-in sustaining costs		590	314	273	283	236	1,696
Project exploration and evaluation and project costs	e	0	0	0	0	0	0
Project capital expenditures	f	133	22	74	1	30	260
Non-controlling interests		(27)	0	(12)	0	(5)	(44)
All-in costs		696	336	335	284	261	1,912
Ounces sold - attributable basis (000s ounces)		548	332	265	178	205	1,528
Cost of sales per ounce	h,i	1,153	1,243	979	1,748	1,211	1,219
Total cash costs per ounce	i	778	703	741	1,396	868	839
Total cash costs per ounce (on a co-product basis)	i,j	778	707	747	1,399	966	854
All-in sustaining costs per ounce	i	1,076	948	1,028	1,592	1,156	1,111
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,076	952	1,034	1,595	1,254	1,126
All-in costs per ounce	i	1,270	1,013	1,265	1,595	1,278	1,252
All-in costs per ounce (on a co-product basis)	i,j	1,270	1,017	1,271	1,598	1,376	1,267

BARRICK YEAR-END 2023	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2021
	Footnote	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		1,451	927	615	193	346	3,532	257	3,789
Depreciation		(276)	(294)	(200)	(144)	(89)	(1,003)	(45)	(1,048)
By-product credits		(2)	(3)	(5)	0	(194)	(204)	(1)	(205)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	0	0	0	0	9	9	0	9
Non-controlling interests		(451)	(243)	(158)	(19)	(28)	(899)	0	(899)
Total cash costs		722	387	252	30	44	1,435	211	1,646
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	22	10	1	4	1	41	2	43
Minesite sustaining capital expenditures	f	424	192	77	8	20	746	82	828
Sustaining capital leases		2	0	0	0	1	5	2	7
Rehabilitation - accretion and amortization (operating sites)	g	10	11	1	1	2	25	2	27
Non-controlling interests		(177)	(86)	(30)	(5)	(9)	(318)	0	(318)
All-in sustaining costs		1,003	514	301	38	59	1,934	299	2,233
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	96	56	0	0	158	0	158
Non-controlling interests		0	(37)	(22)	0	0	(61)	0	(61)
All-in costs		1,003	573	335	38	59	2,031	299	2,330
Ounces sold - attributable basis (000s ounces)		922	508	337	161	111	2,039	152	2,191
Cost of sales per ounce	h,i	968	1,122	1,122	739	1,922	1,072	1,693	1,115
Total cash costs per ounce	i	782	763	749	188	398	705	1,388	752
Total cash costs per ounce (on a co-product basis)	i,j	784	767	757	188	1,428	764	1,394	807
All-in sustaining costs per ounce	i	1,087	1,013	892	238	533	949	1,970	1,020
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,089	1,017	900	238	1,563	1,008	1,976	1,075
All-in costs per ounce	i	1,087	1,129	993	238	533	997	1,970	1,064
All-in costs per ounce (on a co-product basis)	i,j	1,089	1,133	1,001	238	1,563	1,056	1,976	1,119

($ millions, except per ounce information in dollars)		For the year ended 12/31/2021
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		739	262	1,001
Depreciation		(234)	(85)	(319)
By-product credits		(58)	(7)	(65)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(178)	0	(178)
Total cash costs		269	170	439
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	4	1	5
Minesite sustaining capital expenditures	f	160	136	296
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	8	2	10
Non-controlling interests		(71)	0	(71)
All-in sustaining costs		370	310	680
Project exploration and evaluation and project costs	e	1	0	1
Project capital expenditures	f	358	6	364
Non-controlling interests		(144)	0	(144)
All-in costs		585	316	901
Ounces sold - attributable basis (000s ounces)		497	206	703
Cost of sales per ounce	h,i	896	1,256	1,028
Total cash costs per ounce	i	541	816	622
Total cash costs per ounce (on a co-product basis)	i,j	610	850	680
All-in sustaining costs per ounce	i	745	1,493	969
All-in sustaining costs per ounce (on a co-product basis)	i,j	814	1,527	1,027
All-in costs per ounce	i	1,178	1,520	1,282
All-in costs per ounce (on a co-product basis)	i,j	1,247	1,554	1,340

BARRICK YEAR-END 2023	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the year ended 12/31/2021
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[k]	Africa and Middle East
Cost of sales applicable to gold production		732	373	296	310	212	65	1,988
Depreciation		(278)	(141)	(56)	(84)	(57)	(2)	(618)
By-product credits		0	(2)	(2)	(1)	(15)	0	(20)
Non-recurring items	c	0	0	0	0	0	0	0
Other	d	0	0	0	0	0	0	0
Non-controlling interests		(91)	0	(38)	(23)	(22)	(10)	(184)
Total cash costs		363	230	200	202	118	53	1,166
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	18	5	0	3	0	0	26
Minesite sustaining capital expenditures	f	199	54	62	18	34	0	367
Sustaining capital leases		2	10	0	2	0	0	14
Rehabilitation - accretion and amortization (operating sites)	g	4	1	6	1	1	0	13
Non-controlling interests		(44)	0	(11)	(3)	(5)	0	(63)
All-in sustaining costs		542	300	257	223	148	53	1,523
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0
Project capital expenditures	f	98	16	32	0	49	0	195
Non-controlling interests		(19)	0	(5)	0	(8)	0	(32)
All-in costs		621	316	284	223	189	53	1,686
Ounces sold - attributable basis (000s ounces)		558	367	257	185	166	41	1,574
Cost of sales per ounce	h,i	1,049	1,016	966	1,504	1,079	1,334	1,092
Total cash costs per ounce	i	650	627	777	1,093	709	1,284	740
Total cash costs per ounce (on a co-product basis)	i,j	650	631	784	1,096	787	1,277	751
All-in sustaining costs per ounce	i	970	818	1,001	1,208	891	1,291	968
All-in sustaining costs per ounce (on a co-product basis)	i,j	970	822	1,008	1,211	969	1,284	979
All-in costs per ounce	i	1,111	861	1,105	1,206	1,138	1,291	1,070
All-in costs per ounce (on a co-product basis)	i,j	1,111	865	1,112	1,209	1,216	1,284	1,081
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.

b.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

c.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items at Veladero for the three months ended and year ended December 31, 2022 relate to a net realizable value impairment of leach pad inventory.

d.Other
Other adjustments at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

e.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 60 of this MD&A.

f.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in 2023 were the plant expansion project at Pueblo Viejo and the solar projects at NGM and Loulo-Gounkoto. Refer to page 59 of this MD&A.

g.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK YEAR-END 2023	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions)				For the three months ended 12/31/23
	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo
By-product credits	0	1	1	0	38	40	0
Non-controlling interest	0	0	(1)	0	(14)	(15)	0
By-product credits (net of non-controlling interest)	0	1	0	0	24	25	0

($ millions)				For the three months ended 12/31/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	11	2	0	0	1	0	6
Non-controlling interest	(5)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	6	2	0	0	1	0	5

($ millions)					For the three months ended 9/30/23
	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo
By-product credits	1	0	1	0	41	43	1
Non-controlling interest	(1)	0	0	0	(16)	(17)	0
By-product credits (net of non-controlling interest)	0	0	1	0	25	26	1

($ millions)					For the three months ended 9/30/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	8	3	0	1	1	1	6
Non-controlling interest	(4)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	4	3	0	1	1	1	5

						For the year ended 12/31/23
	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo
By-product credits	2	3	4	0	157	166	1
Non-controlling interest	(1)	(1)	(2)	0	(60)	(64)	0
By-product credits (net of non-controlling interest)	1	2	2	0	97	102	1

						For the year ended 12/31/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	37	9	0	2	3	1	23
Non-controlling interest	(15)	0	0	0	0	0	(4)
By-product credits (net of non-controlling interest)	22	9	0	2	3	1	19

				For the year ended 12/31/22
	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo
By-product credits	2	2	2	0	139	145	1
Non-controlling interest	(1)	(1)	(1)	0	(54)	(57)	0
By-product credits (net of non-controlling interest)	1	1	1	0	85	88	1

				For the year ended 12/31/22
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	45	4	0	1	2	1	24
Non-controlling interest	(18)	0	0	0	0	0	(4)
By-product credits (net of non-controlling interest)	27	4	0	1	2	1	20

BARRICK YEAR-END 2023	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

			For the year ended 12/31/21
	Carlin[a]	Cortez	Turquoise Ridge	Long Canyon	Phoenix[a]	Nevada Gold Mines[b]	Hemlo
By-product credits	2	3	5	0	194	204	1
Non-controlling interest	(1)	(1)	(2)	0	(75)	(79)	0
By-product credits (net of non-controlling interest)	1	2	3	0	119	125	1

				For the year ended 12/31/21
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi[k]
By-product credits	58	7	0	2	2	1	15	0
Non-controlling interest	(23)	0	0	0	0	0	(2)	0
By-product credits (net of non-controlling interest)	35	7	0	2	2	1	13	0

k.With the end of mining at Buzwagi in the third quarter of 2021, as previously reported, we have ceased to include production or non-GAAP cost metrics for Buzwagi from October 1, 2021 onwards.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Cost of sales	209	167	726	666	569
Depreciation/amortization	(86)	(70)	(259)	(223)	(197)
Treatment and refinement charges	51	47	191	199	161
Cash cost of sales applicable to equity method investments	103	82	356	317	313
Less: royalties	(16)	(15)	(62)	(103)	(103)
By-product credits	(5)	(4)	(19)	(14)	(15)
C1 cash cost of sales	256	207	933	842	728
General & administrative costs	6	6	22	30	17
Rehabilitation - accretion and amortization	2	3	9	4	6
Royalties	16	15	62	103	103
Minesite exploration and evaluation costs	0	3	7	22	14
Minesite sustaining capital expenditures	84	91	266	410	234
Sustaining leases	3	2	12	6	9
All-in sustaining costs	367	327	1,311	1,417	1,111
Pounds sold - attributable basis (millions pounds)	117	101	408	445	423
Cost of sales per pound[a,b]	2.92	2.68	2.90	2.43	2.32
C1 cash costs per pound[a]	2.17	2.05	2.28	1.89	1.72
All-in sustaining costs per pound[a]	3.12	3.23	3.21	3.18	2.62
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2023	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/23			9/30/23
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	101	206	34	83	167	22
Depreciation/amortization	(24)	(84)	(8)	(18)	(70)	(5)
Treatment and refinement charges	0	44	7	0	42	5
Less: royalties	0	(16)	0	0	(15)	0
By-product credits	0	0	(5)	(1)	0	(3)
C1 cash cost of sales	77	150	28	64	124	19
Rehabilitation - accretion and amortization	0	2	0	0	3	0
Royalties	0	16	0	0	15	0
Minesite exploration and evaluation costs	0	0	0	3	0	0
Minesite sustaining capital expenditures	13	68	3	4	85	2
Sustaining leases	2	0	1	1	1	0
All-in sustaining costs	92	236	32	72	228	21
Pounds sold - attributable basis (millions pounds)	26	70	21	21	67	13
Cost of sales per pound[a,b]	3.85	2.95	1.59	3.86	2.48	1.72
C1 cash costs per pound[a]	2.93	2.14	1.32	2.99	1.86	1.45
All-in sustaining costs per pound[a]	3.51	3.38	1.50	3.39	3.41	1.64

($ millions, except per pound information in dollars)					For the years ended
	12/31/23			12/31/22			12/31/21
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	354	723	107	305	666	110	314	569	99
Depreciation/amortization	(81)	(257)	(24)	(74)	(223)	(24)	(79)	(197)	(21)
Treatment and refinement charges	0	166	25	0	179	20	0	140	21
Less: royalties	0	(62)	0	0	(103)	0	0	(103)	0
By-product credits	(1)	0	(18)	0	0	(14)	0	0	(15)
C1 cash cost of sales	272	570	90	231	519	92	235	409	84
Rehabilitation - accretion and amortization	0	9	0	0	3	1	1	5	0
Royalties	0	62	0	0	103	0	0	103	0
Minesite exploration and evaluation costs	7	0	0	11	11	0	13	0	1
Minesite sustaining capital expenditures	34	223	9	44	360	6	37	189	8
Sustaining leases	6	2	4	3	3	0	4	3	2
All-in sustaining costs	319	866	103	289	999	99	290	709	95
Pounds sold - attributable basis (millions pounds)	92	249	67	98	275	72	98	253	72
Cost of sales per pound[a,b]	3.83	2.91	1.60	3.12	2.42	1.52	3.19	2.25	1.38
C1 cash costs per pound[a]	2.95	2.29	1.35	2.36	1.89	1.26	2.38	1.62	1.18
All-in sustaining costs per pound[a]	3.46	3.48	1.53	2.95	3.63	1.36	2.94	2.80	1.33
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA, Adjusted EBITDA and Attributable EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
In addition to adjusted EBITDA, we are also providing attributable EBITDA, which we introduced in the third quarter of 2023 and removes the non-controlling interest portion from our adjusted EBITDA measure. Prior periods have been presented to allow for comparability. Adjusted EBITDA removes the effect of impairment

BARRICK YEAR-END 2023	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and non-controlling interests. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.
EBITDA, adjusted EBITDA and attributable EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA and attributable EBITDA differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21
Net earnings	597	585	1,953	1,017	3,288
Income tax expense	174	218	861	664	1,344
Finance costs, net[a]	(7)	30	83	235	307
Depreciation	564	504	2,043	1,997	2,102
EBITDA	1,328	1,337	4,940	3,913	7,041
Impairment charges (reversals) of non-current assets[b]	289	0	312	1,671	(63)
Acquisition/disposition gains[c]	(354)	(4)	(364)	(405)	(213)
Loss on currency translation	37	30	93	16	29
Other expense (income) adjustments[d]	41	(5)	96	17	73
Income tax expense, net finance costs[a], and depreciation from equity investees	118	106	397	401	391
Adjusted EBITDA	1,459	1,464	5,474	5,613	7,258
Non-controlling Interests	(391)	(393)	(1,487)	(1,584)	(2,011)
Attributable EBITDA	1,068	1,071	3,987	4,029	5,247
Revenues - as adjusted[e]	2,514	2,363	9,411	9,147	9,829
Attributable EBITDA margin[f]	42%	45%	42%	44%	53%
a.Finance costs exclude accretion.
b.Net impairment charges for the three months and year ended December 31, 2023 mainly relate to a long-lived asset impairment at Long Canyon. For the year ended December 31, 2022, net impairment charges primarily relate to a goodwill impairment at Loulo-Gounkoto, and non-current asset impairments at Veladero and Long Canyon, partially offset by an impairment reversal at Reko Diq.
c.Acquisition/disposition gains for the three months and year ended December 31, 2023 primarily relate to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023. For the year ended December 31, 2022, acquisition/disposition gains primarily relate to a gain as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% and the sale of two royalty portfolios.
d.Other expense (income) adjustments for the three months and year ended December 31, 2023 mainly relate to changes in the discount rate assumptions on our closed mine rehabilitation provision and care and maintenance expenses at Porgera. The year ended December 31, 2023 was further impacted by the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. For the year ended December 31, 2022, other expense (income) adjustments mainly relate to a net realizable value impairment of leach pad inventory at Veladero, care and maintenance expenses at Porgera and supplies obsolescence write-off at Bulyanhulu and North Mara.
e.Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 87 of this MD&A.
f.Represents Attributable EBITDA divided by revenues - as adjusted.

BARRICK YEAR-END 2023	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Segment EBITDA

($ millions)						For the three months ended 12/31/23
	Carlin[a] (61.5%)	Cortez (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	168	102	48	355	49	82	78	12	32	17
Depreciation	47	73	31	167	40	47	37	18	13	85
EBITDA	215	175	79	522	89	129	115	30	45	102

	For the three months ended 9/30/23
	Carlin[a] (61.5%)	Cortez (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	174	87	49	314	31	111	72	37	33	32
Depreciation	51	54	28	146	39	45	44	14	13	69
EBITDA	225	141	77	460	70	156	116	51	46	101

	For the year ended 12/31/23
	Carlin[a] (61.5%)	Cortez (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	577	333	172	1,145	187	388	243	139	123	37
Depreciation	193	224	116	591	154	197	147	64	52	257
EBITDA	770	557	288	1,736	341	585	390	203	175	294

	For the year ended 12/31/22
	Carlin[a] (61.5%)	Cortez (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	685	277	98	1,144	265	342	142	177	118	180
Depreciation	192	155	110	551	146	205	178	61	50	223
EBITDA	877	432	208	1,695	411	547	320	238	168	403

	For the year ended 12/31/21
	Carlin[a] (61.5%)	Cortez (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	733	337	229	1,675	445	380	278	214	122	391
Depreciation	170	181	123	630	142	222	141	47	48	197
EBITDA	903	518	352	2,305	587	602	419	261	170	588
a.On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. Operating results within our 61.5% interest in Carlin includes NGM’s 60% interest in South Arturo up until May 30, 2021, and 100% interest thereafter, and operating results within our 61.5% interest in Phoenix includes Lone Tree up until May 30, 2021, reflecting the terms of the Exchange Agreement which closed on October 14, 2021.
b.These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo up until May 30, 2021 and 100% interest thereafter, reflecting the terms of the Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which closed on October 14, 2021), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our
Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

BARRICK YEAR-END 2023	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended				For the years ended
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold			Copper
	12/31/23	9/30/23	12/31/23	9/30/23	12/31/23	12/31/22	12/31/21	12/31/23	12/31/22	12/31/21
Sales	2,767	2,588	226	209	10,350	9,920	10,738	795	868	962
Sales applicable to non-controlling interests	(872)	(797)	0	0	(3,179)	(3,051)	(3,323)	0	0	0
Sales applicable to equity method investments[a,b]	183	187	168	126	667	597	660	587	646	707
Sales applicable to sites in closure or care and maintenance[c]	(2)	(4)	0	0	(15)	(55)	(88)	0	0	0
Treatment and refining charges	8	7	51	47	30	23	10	191	199	161
Other[d]	(15)	0	0	0	(15)	0	2	0	0	0
Revenues – as adjusted	2,069	1,981	445	382	7,838	7,434	7,999	1,573	1,713	1,830
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,042	1,027	117	101	4,024	4,141	4,468	408	445	423
Realized gold/copper price per ounce/pound[e]	1,986	1,928	3.78	3.78	1,948	1,795	1,790	3.85	3.85	4.32
a.Represents sales of $183 million and $667 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $187 million; 2022: $597 million; 2021: $661 million) applicable to our 45% equity method investment in Kibali. Represents sales of $98 million and $359 million, respectively, for the three months and year ended December 31, 2023 (September 30, 2023: $82 million; 2022: $390 million; 2021: $423 million) applicable to our 50% equity method investment in Zaldívar and $77 million and $253 million, respectively (September 30, 2023: $49 million; 2022: $275 million; 2021: $305 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.Excludes Pierina, Lagunas Norte up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f to the Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table.

BARRICK YEAR-END 2023	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and
Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

1A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve.
2A Tier Two Gold Asset is an asset with a reserve with potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.
3A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for 5 million tonnes or more of contained copper to support a minimum 20-year life, annual production of at least 200ktpa, with all-in sustaining costs per pound in the lower half of the industry cost curve.
4A Strategic Asset is an asset, which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.
5Currently consists of Barrick’s Lumwana mine and Zaldívar, Jabal Sayid and Reko Diq joint ventures.
6Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 70 to 88 of this MD&A.
7Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
8TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
9Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
10Categories as defined in the Greenhouse Gas Protocol’s Technical Guidance for Calculating Scope 3 Emissions. Achievement of Barrick’s Scope 3 targets will require collaboration with suppliers and customers in our value chain, which are outside of Barrick’s direct control.
11Preliminary figures and subject to external assurance.
12All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu Mt are reported to the second significant digit. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2023 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper & silver mineral resources and mineral reserves.
13Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2023, unless otherwise noted. Proven reserves of 250 million tonnes grading 1.85 g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61 g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Measured resources of 430 million tonnes grading 1.76 g/t, representing 24 million ounces of gold, and 580 million tonnes grading 0.39%, representing 2.2 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.00 g/t, representing 150 million ounces of gold, and 4,900 million tonnes grading 0.39%, representing 19 million tonnes of copper. Inferred resources of 1,500 million tonnes grading 0.8 g/t, representing 39 million ounces of

BARRICK YEAR-END 2023	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
gold, and 2,000 million tonnes grading 0.4%, representing 7.1 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 98-111 of Barrick’s Fourth Quarter and Year-End 2023 Report.
14Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26 g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53 g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 480 million tonnes grading 2.13 g/t, representing 33 million ounces of gold, and 700 million tonnes grading 0.39%, representing 6,000 million pounds of copper. Indicated resources of 4,700 million tonnes grading 0.96 g/t, representing 150 million ounces of gold, and 4,500 million tonnes grading 0.39%, representing 38,000 million pounds of copper. Inferred resources of 1,500 million tonnes grading 0.8 g/t, representing 42 million ounces of gold, and 1,800 million tonnes grading 0.4%, representing 15,000 million pounds of copper. Totals may not appear to sum correctly due to rounding. Complete 2022 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 33-46 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2022 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.
15Proven and probable reserve gains from cumulative net change in reserves from year end 2019 to 2023.
Reserve replacement percentage is calculated from the cumulative net change in reserves from 2020 to 2023 divided by the cumulative depletion in reserves from year end 2019 to 2023 as shown in the table below:

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)
2019[a]	71	—	—	—
2020[b]	68	(2.2)	(5.5)	4.2
2021[c]	69	(0.91)	(5.4)	8.1
2022[d]	76	—	(4.8)	12
2023[e]	77	—	(4.6)	5
2019 - 2023 Total	N/A	(3.1)	(20)	29
Totals may not appear to sum correctly due to rounding.
Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.
All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.
a Estimates as of December 31, 2019, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold.
b Estimates as of December 31, 2020, unless otherwise noted. Proven reserves of 280 million tonnes grading 2.37 g/t, representing 21 million ounces of gold and Probable reserves of 990 million tonnes grading 1.46 g/t, representing 47 million ounces of gold.
c Estimates as of December 31, 2021, unless otherwise noted. Proven reserves of 240 million tonnes grading 2.20 g/t, representing 17 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.60 g/t, representing 53 million ounces of gold.
d Estimates as of December 31, 2022, unless otherwise noted. Proven reserves of 260 million tonnes grading 2.26 g/t, representing 19 million ounces of gold and Probable reserves of 1,200 million tonnes grading 1.53 g/t, representing 57 million ounces of gold.
e Estimates as of December 31, 2023, unless otherwise noted. Proven reserves of 250 million tonnes grading 1.85 g/t, representing 15 million ounces of gold and Probable reserves of 1,200 million tonnes grading 1.61 g/t, representing 61 million ounces of gold.
16Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the NGM joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work.
17See the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.
18See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed

BARRICK YEAR-END 2023	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.
19Lumwana financial metrics and production metrics are based upon a preliminary economic assessment which is preliminary in nature because it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The preliminary economic assessment for Lumwana Super Pit is based upon a $3.00/lb whittle pit shell. The assumptions outlined within the preliminary economic assessment have formed the basis for the ongoing pre-feasibility study and are made by the qualified person.
20Greater Leeville Significant Interceptsa

Drill Results from Q4 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
HSC-23001	129	(26)	250.5 - 283.2	32.6	32.88
HSX-23002	183	(28)	848.9-857.3	8.4	5.85
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (HSC - Horsham Underground Core, HSX - Horsham Exploration) followed by the year (23 for 2023) then hole number.
c.True width of the intercepts are uncertain at this stage.
The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
21    Upper Rita K Inventory Significant Interceptsa

Drill Results from Q4 2023
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
RKU-23014	257	6	244.4 - 263	18.6	9.33	256.6 - 263.0	6.4	17.69
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (RKU - Rita K Core) followed by hole number. As of 2022, the first two numbers following “RKU” will denote the year drilled; i.e. RKU-23XXX is a core hole drilled in Rita K in 2023.
c.True width of the intercepts for RKU drillholes is uncertain at this stage.
The drilling results for Rita K contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by independent laboratories, ALS Minerals and American Assay Laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
22    Ren Resource Significant Interceptsa

Drill Results from Q4 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
REN-23001B	328	83	903.8-908.5	4.7	24.90
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (REN - Ren) followed by the year (i.e. “23” for 2023) then hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for Ren contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Ren conform to industry accepted quality control methods.

BARRICK YEAR-END 2023	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
23    Carlin Trend Significant Interceptsa

Drill Results from Q4 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
LBB-23010	0	(90)	651.4 - 654.0	2.6	6.35
			65*9.7 - 660.6	0.9	3.91
			673.9 - 675.7	1.8	3.70
WSF-23007	315	(80)	No significant intercept
WSF-23008	0	(90)	No significant intercept
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (LBB - Little Boulder Basin, WSF - Western Spur) followed by the year (23 for 2023) then hole number.
c.True widths of intercepts are uncertain at this stage.

The drilling results for Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Carlin Trend conform to industry accepted quality control methods.
24    Cortez Hanson Significant Interceptsa

Drill Results from Q4 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
CMX-23017	300	(50)	445 - 447.1	2.1	23.15
CMX-23018	260	(62)	444.4 - 477.6	33.2	18.42
a.All intercepts calculated using a 3.42 g/t Au cutoff and are uncapped; minimum intercept width is 1.4 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project (CMX - CHUG Minex) followed by the year (23 for 2023) then hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.
25    Robertson Significant Interceptsa

Drill Results from Q4 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
DTL-23012	287	67	71.9 - 77.1	5.2	5.2	0.50
			80.5 - 83.7	3.2	3.2	0.18
			171.9 - 180.7	8.8	8.7	1.06
			183.8 - 192.9	9.1	9.0	0.45
DTL-23013	261	60	104.6 - 113.7	9.1	9.1	0.56
			119.8 - 127.4	7.6	7.6	1.77
			134.6 - 143.9	9.3	9.3	1.78
			146.9 - 151.5	4.6	4.6	1.59
			190.9 - 197.5	6.6	6.6	1.74

a.All intercepts calculated using a 0.17 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0 meters (consecutive) or less of unmineralized between intercepts; internal dilution is less than 20%.
b.Robertson drill hole nomenclature: Project area: DTL: Distal, followed by “23” which indicates drill year of 2023.
c.True width of intercepts have been estimated based on the current geological model.
The drilling results for Robertson property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals and SGS S.A., independent laboratories. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their

BARRICK YEAR-END 2023	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Robertson property conform to industry accepted quality control methods.
26    Fourmile Significant Interceptsa

Drill Results from Q4 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
FM18-43D (ext)[d]	155	(84)	1544.9 - 1546.3	1.4	31.10
FM18-43D (ext)[d]	155	(84)	1558.4 - 1560.0	1.5	15.40
FM21-174D (ext)[d]	181	(69)	1680.8 - 1682.0	1.2	3.53
FM23-181Dd	194	(80)	1270.9 - 1299.6	28.7	51.10
FM23-182Dd	337	(80)	1016.1 - 1018.8	2.7	8.80
FM23-182DW1	337	(80)	1039.4 - 1070.7	1.4	3.83
FM23-183D	326	(80)	1245.9 - 1246.9	1.1	4.08
FM23-183D	326	(80)	1248.0 - 1249.8	1.8	21.65
FM23-183D	326	(80)	1352.6 - 1354.1	1.5	9.07
FM23-184D	17	(74)	494.1 - 497.1	3.0	5.94
FM23-185D	10	(84)	No significant intercept - Hole lost above target
FM23-186D	239	(84)	1025 - 1025.8	0.8	43.00
FM23-186D	239	(84)	1114.0 - 1115.7	1.5	6.01
FM23-186D	239	(84)	1121.4 - 1122.7	1.4	110.00
FM23-187D	232	(80)	1296.8 - 1298.6	1.8	57.23
FM23-187D	232	(80)	1302.1 - 1304.7	2.6	40.22
FM23-187D	232	(80)	1551.0 - 1551.7	0.8	6.61
FM23-188D	99	(79)	1228.6 - 1232.5	3.8	16.26
FM23-188D	99	(79)	1234.6 - 1236.0	1.4	9.91
FM23-189D	40	(76)	In progress above target
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 meters; internal dilution less than 20% total width.
b.Fourmile drill hole nomenclature: Project area FM: Fourmile, followed by the year (23 for 2023) then hole number, additionally (ext) notes holes that were re-entered and extended in 2023.
c.True widths of intercepts are uncertain at this stage.
d.Previously reported with minimum 3.0 meters width.
The drilling results for Fourmile contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Fourmile conform to industry accepted quality control methods.
27    Turquoise Ridge Significant Interceptsa

Drill Results from Q4 2023
							Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
TUM-23307	134	(42)	83.7 - 88.5	4.8		95.18	85.6 - 87.6	2.0	212.00
TSG-23003A	357	(68)	342.6 - 406.7	64.1	63.3	4.42
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 1 meter; internal dilution is less than 20% total width.
b.Turquoise Ridge drill hole nomenclature: Project area: TUM: Turquoise Underground Minex, TSG: Twin Surface Growth. First two numbers indicate year drilled.
c.True width of intercepts have been estimated based on the current geological model, where possible.

The drilling results for Turquoise Ridge contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Turquoise Ridge conform to industry accepted quality control methods.

BARRICK YEAR-END 2023	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28    Hemlo Significant Interceptsa

Drill Results from Q4 2023
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)
W2368	113	(48.7)	193 - 289	96.0	67.9	1.25
W2369	120.2	(52.9)	205 - 268.6	63.6	48.7	0.91
W2370	119.1	(60.6)	195 - 206.6	11.6	10.0	3.98
W2371	135	(62.3)	178.7 - 209.8	31.1	22.0	2.64
W2381	195.4	(61.7)	209 - 259.1	50.1	38.4	0.95
a.All intercepts calculated using a 0.3 g/t Au cutoff: W23 holes are capped to 80 g/t Au; minimum intercept width is 5.0 meters; interal dilution is less than 42% total width.
b.Hemlo drill hole nomenclature: Surface hole nomenclature is defined by “W” then year (e.g. 23 for 2023) then hole number.
c.True widths of intercepts are estimated using the angle to core axis.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.
29    Loulo-Gounkoto Significant Interceptsa

Drill Results from Q4 2023
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
BNRCDH335	90	(50)	205 - 211.2	6.2	4.41
BNRCDH335	90	(50)	221 - 238.5	17.5	2.41	222.80 - 227	4.20	4.48
BNRC336	270	(50.54)	1 -- 3	2	0.81
BNRC336	270	(50.54)	157 - 164	7	1.19
BNRC336	270	(50.54)	167 - 172	5	1.69
BNRC336	270	(50.54)	175 - 179	4	0.88
BNRCDH337	270	(50)	15 - 22	7	1.04
BNRCDH337	270	(50)	32 - 35	3	0.82
BNRCDH337	270	(50)	38 - 44	6	0.75
BNRCDH337	270	(50)	56 - 61	5	0.59
BNRCDH337	270	(50)	195.8 - 199.8	4	1.73
BNRCDH337	270	(50)	240.25 - 244.3	4.05	0.83
BNRCDH337	270	(50)	260.8 - 265.4	4.6	0.92
BNRC341	90	(50)	206 - 208	2	2.26
DB1RC055	270	(55)	32.00 - 56.00	24	2.45	43 - 48	5	3.88
DB1RC055	270	(55)	58.00 - 66.00	8	1.60	50 - 54	4	3.53
DB1RC055	270	(55)	150.00 - 153.00	3	0.80	60 - 62	2	4.28
DBDH025	270	(55)	249.90 - 255.80	5.9	0.73
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Loulo-Gounkoto drill hole nomenclature: prospect initial B (Baboto), DB and DB1 (Domaine Boundary 1) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling), RCDH (Reverse Circulation with Diamond tail).
c.True widths uncertain at this stage.
d.All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

BARRICK YEAR-END 2023	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
30    Kibali Significant Interceptsa

Drill Results from Q4 2023
						Including[d,e]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
ADD031	135	(75)	45.5 - 50.3	4.80	1.20
			75.35 - 102.06	26.71	6.63	76.6 - 81.35	4.75	19.56
						86.15 - 93	6.85	7.93
						96.3 - 98.46	2.16	8.92
			207.2 - 209.6	2.40	0.62
			216.15 - 241.62	25.47	3.64	232.62 - 239.42	6.80	10.59
ADD032	135	(75)	298 - 300	2.00	0.76
DDD611	315	(80)	9 - 14	5.00	7.53	45,578	3.00	12.19
			21.2 - 23.2	2.00	1.49
			27 - 29	2.00	22.30
			36 - 49.1	13.10	1.09
			103 - 116.55	13.55	2.02	104 - 105	1.00	4.04
						112 - 116	4.00	3.19
DDD613	155	(84)	53.3 - 59.85	6.55	1.66	54.1 - 55	0.90	3.47
			173.1 - 178.4	5.30	6.68
			199.9 - 202.3	2.40	2.26
ORDD0113	307	(93)	514.3 - 523.3	9.00	2.28
ORDD0114	302	(63)	333.24 - 355.65	22.41	5.43	334.19 - 344.2	10.01	7.33
						347.8 - 353.7	5.90	7.01
ORDD0115	306	(62)	458 - 462	4.00	0.94
			466 - 476.5	10.50	1.42	471 - 474	3.00	3.01
ORDD0116	301	(64)	338.7 - 352.7	14.00	0.85
			359.4 - 379.4	20.00	2.44	365.8 - 368.9	3.10	4.03
						370.5 - 377.8	7.30	3.66
ZBRC0025	270	(50)	0 - 19	19.00	5.24	1 - 9	8.00	9.24
			23 - 34	11.00	1.37	28 - 30	2.00	4.76
			40 - 61	21.00	1.19
			66 - 85	19.00	5.44	73 - 79	6.00	12.03
			88 - 101	13.00	1.35	92 - 97	5.00	2.23
ZBRC0026	270	(50)	106 - 108	2.00	2.12
ZBRC0027	270	(50)	6 - 11	5.00	1.52
			22 - 48	26.00	1.74	22 - 25	3.00	3.81
						28 - 33	5.00	3.13
			65 - 69	4.00	0.53
ZBRC0028	270	(50)	0 - 6	6.00	1.31
			15 - 24	9.00	3.66	15 - 17	2.00	9.20
ZBRC0029	270	(50)	87 - 89	2.00	2.82
			102 - 104	2.00	0.59
			112 - 114	2.00	0.83
			134 - 137	3.00	1.20
ZBRC0030	270	(50)	83 - 89	6.00	1.29
			124 - 128	4.00	2.51
			172 - 174	2.00	2.50
ZBRC0031	270	(50)	0 - 12	12.00	1.08	8 - 9	1.00	3.07
ZBRC0032	270	(50)	124 - 132	8.00	7.80	126 - 130	4.00	13.24
			177 - 185	8.00	1.05	183 - 185	2.00	2.29
ZBRC0033	270	(50)	48 - 64	16.00	2.70	48 - 50	2.00	7.15
						55 - 61	6.00	3.94
ZBRC0034	270	(50)	176 - 182	6.00	1.26	178 - 179	1.00	2.86
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial (A=Agabarabo; D=Durba; O=Oere; ZB=Zambula) followed by type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control) with no designation of the year. KCDU=KCD Underground.
c.True width of intercepts are uncertain at this stage.
d.Weighted average is calculated by fence using significant intercepts, over the strike length.
e.All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped, minimum intercept width is 1 meter, no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK YEAR-END 2023	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per ounce/pound for gold/copper. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.
C1 CASH COSTS: A non-GAAP measure of cost per pound for copper. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical processing process.
DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).
DILUTION: The effect of waste or low-grade ore which is unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.
Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.
In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.
Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.
EXPLORATION: Prospecting, sampling, mapping, drilling and other work involved in searching for minerals.
FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 71 of this MD&A for a definition.
GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content per tonne of ore going into a mill for processing.
Reserve grade: estimated metal content of an ore body, based on reserve calculations.
HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for stacking ore for the purpose of heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See pages 98 to 111 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
MINERAL RESOURCE: See pages 98 to 111 – Summary Gold/Copper Mineral Reserves and Mineral Resources.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained in the ore.
REFINING: The final stage of metal production in which impurities are removed through heating to extract the pure metal.
ROASTING: The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open-pit methods.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
TOTAL CASH COSTS: A non-GAAP measure of cost per ounce for gold. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

BARRICK YEAR-END 2023	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Mineral Resources

The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold, silver and copper reserves and in the total measured, indicated and inferred gold, silver and copper resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 98 to 111.
The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

BARRICK YEAR-END 2023	97	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Reserves[1,2,3,6]
As at December 31, 2023	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0088	5.89	0.0017
Bulyanhulu underground	1.5	6.79	0.32	16	5.98	3.1	18	6.05	3.4
Bulyanhulu (84.00%) total	1.5	6.78	0.32	16	5.98	3.1	18	6.05	3.4
Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.064	0.38	0.00078
Jabal Sayid underground	6.7	0.31	0.065	6.9	0.37	0.083	14	0.34	0.15
Jabal Sayid (50.00%) total	6.7	0.31	0.066	6.9	0.37	0.083	14	0.34	0.15
Kibali surface	5.5	2.02	0.36	18	2.06	1.2	24	2.05	1.6
Kibali underground	8.3	4.38	1.2	15	3.94	1.9	24	4.10	3.1
Kibali (45.00%) total	14	3.44	1.5	33	2.92	3.1	47	3.07	4.7
Loulo-Gounkoto surface	11	2.31	0.82	13	3.30	1.3	24	2.84	2.1
Loulo-Gounkoto underground	9.0	5.08	1.5	24	4.70	3.6	33	4.81	5.1
Loulo-Gounkoto (80.00%) total	20	3.56	2.3	36	4.22	4.9	57	3.99	7.2
North Mara surface	0.10	2.46	0.0080	30	1.90	1.8	30	1.90	1.8
North Mara underground	2.7	3.01	0.26	6.5	3.84	0.81	9.3	3.60	1.1
North Mara (84.00%) total	2.8	2.99	0.27	36	2.25	2.6	39	2.30	2.9
Tongon surface (89.70%)	3.1	2.02	0.20	2.5	1.94	0.15	5.5	1.98	0.35
AFRICA AND MIDDLE EAST TOTAL	48	3.04	4.7	130	3.32	14	180	3.24	19
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12
Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57
Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65
Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2
Pueblo Viejo surface (60.00%)	39	2.28	2.8	140	2.10	9.1	170	2.14	12
Veladero surface (50.00%)	20	0.60	0.38	69	0.72	1.6	89	0.70	2.0
LATIN AMERICA AND ASIA PACIFIC TOTAL	170	1.03	5.8	700	0.94	21	870	0.96	27
NORTH AMERICA
Carlin surface	3.7	1.80	0.22	61	2.43	4.8	65	2.39	5.0
Carlin underground	—	—	—	17	8.34	4.6	17	8.34	4.6
Carlin (61.50%) total	3.7	1.80	0.22	79	3.73	9.4	82	3.64	9.7
Cortez surface	1.1	1.86	0.064	100	0.81	2.7	110	0.82	2.8
Cortez underground	—	—	—	27	7.27	6.3	27	7.27	6.3
Cortez (61.50%) total	1.1	1.86	0.064	130	2.13	9.0	130	2.13	9.0
Hemlo surface	—	—	—	27	0.97	0.84	27	0.97	0.84
Hemlo underground	0.76	4.49	0.11	6.0	4.07	0.79	6.8	4.12	0.90
Hemlo (100%) total	0.76	4.49	0.11	33	1.53	1.6	34	1.60	1.7
Phoenix surface (61.50%)	3.8	0.81	0.100	97	0.57	1.8	100	0.58	1.9
Turquoise Ridge surface	16	2.36	1.2	6.9	2.37	0.52	22	2.36	1.7
Turquoise Ridge underground	8.1	11.58	3.0	12	10.04	3.9	20	10.66	6.9
Turquoise Ridge (61.50%) total	24	5.53	4.2	19	7.24	4.4	43	6.29	8.6
NORTH AMERICA TOTAL	33	4.42	4.7	360	2.27	26	390	2.45	31

TOTAL	250	1.85	15	1,200	1.61	61	1,400	1.65	77

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	98	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Reserves[1,2,3,6]
As at December 31, 2023	PROVEN			PROBABLE			TOTAL
	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu
Based on attributable pounds	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.0088	0.29	0.000026
Bulyanhulu underground	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063
Bulyanhulu (84.00%) total	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063
Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.064	2.63	0.0017
Jabal Sayid underground	6.7	2.34	0.16	6.9	2.12	0.15	14	2.22	0.30
Jabal Sayid (50.00%) total	6.7	2.34	0.16	6.9	2.12	0.15	14	2.23	0.30
Lumwana surface (100%)	88	0.54	0.48	420	0.59	2.5	510	0.58	3.0
AFRICA AND MIDDLE EAST TOTAL	97	0.66	0.64	450	0.61	2.7	540	0.62	3.3
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	0.19	0.22	480	0.23	1.1	600	0.22	1.3
Zaldívar surface (50.00%)	100	0.45	0.45	77	0.38	0.29	180	0.42	0.74
LATIN AMERICA AND ASIA PACIFIC TOTAL	210	0.31	0.66	560	0.25	1.4	780	0.26	2.0
NORTH AMERICA
Phoenix surface (61.50%)	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23
NORTH AMERICA TOTAL	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23

TOTAL	320	0.41	1.3	1,100	0.38	4.3	1,500	0.39	5.6

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,6]
As at December 31, 2023	PROVEN			PROBABLE			TOTAL
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0088	6.11	0.0017
Bulyanhulu underground	1.5	6.85	0.32	16	6.08	3.2	18	6.14	3.5
Bulyanhulu (84.00%) total	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5
AFRICA AND MIDDLE EAST TOTAL	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29
Pueblo Viejo surface (60.00%)	39	13.15	16	140	13.26	58	170	13.24	74
Veladero surface (50.00%)	20	13.43	8.5	69	13.83	31	89	13.74	39
LATIN AMERICA AND ASIA PACIFIC TOTAL	170	5.73	32	690	5.01	110	860	5.16	140
NORTH AMERICA
Phoenix surface (61.50%)	3.8	7.97	0.98	97	6.93	22	100	6.97	23
NORTH AMERICA TOTAL	3.8	7.97	0.98	97	6.93	22	100	6.97	23

TOTAL	180	5.79	33	800	5.27	140	980	5.36	170

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	99	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,6,7,8,9]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0017	—	—	—
Bulyanhulu underground	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1
Bulyanhulu (84.00%) total	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1
Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.00078	—	—	—
Jabal Sayid underground	8.8	0.35	0.098	6.8	0.46	0.10	0.20	1.3	0.6	0.026
Jabal Sayid (50.00%) total	8.8	0.35	0.099	6.8	0.46	0.10	0.20	1.3	0.6	0.026
Kibali surface	9.0	2.07	0.60	26	2.03	1.7	2.3	4.2	2.0	0.26
Kibali underground	10	5.00	1.6	21	4.19	2.9	4.5	4.7	3.5	0.53
Kibali (45.00%) total	19	3.63	2.2	47	3.00	4.6	6.8	8.8	2.8	0.79
Loulo-Gounkoto surface	12	2.37	0.90	18	3.37	2.0	2.9	3.0	2.7	0.26
Loulo-Gounkoto underground	19	4.33	2.7	35	4.38	4.9	7.6	13	2.3	0.95
Loulo-Gounkoto (80.00%) total	31	3.59	3.6	53	4.03	6.9	10	16	2.4	1.2
North Mara surface	7.7	3.36	0.83	34	1.63	1.8	2.6	3.0	1.6	0.16
North Mara underground	6.4	2.20	0.45	28	2.23	2.0	2.5	6.9	1.7	0.38
North Mara (84.00%) total	14	2.83	1.3	62	1.91	3.8	5.1	9.9	1.7	0.54
Tongon surface (89.70%)	4.9	2.22	0.35	7.5	2.21	0.53	0.88	2.3	2.4	0.18
AFRICA AND MIDDLE EAST TOTAL	82	3.21	8.4	200	3.26	21	30	55	3.9	6.8
LATIN AMERICA AND ASIA PACIFIC
Alturas surface (100%)	—	—	—	58	1.16	2.2	2.2	130	0.8	3.6
Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43
Porgera underground[4]	0.99	6.16	0.20	5.0	6.04	0.97	1.2	1.8	6.6	0.39
Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8.0	3.2	0.82
Pueblo Viejo surface (60.00%)	50	2.10	3.4	190	1.92	12	15	4.8	1.6	0.24
Reko Diq surface (50.00%)[5]	—	—	—	1,800	0.25	14	14	600	0.2	3.8
Veladero surface (50.00%)	22	0.60	0.42	110	0.68	2.3	2.7	18	0.5	0.32
LATIN AMERICA AND ASIA PACIFIC TOTAL	310	1.06	10	3,600	0.60	70	81	1,100	0.4	14

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	100	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,6,7,8,9]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	8.3	1.37	0.37	130	2.14	8.7	9.0	42	1.3	1.7
Carlin underground	—	—	—	31	7.45	7.3	7.3	19	7.3	4.4
Carlin (61.50%) total	8.3	1.37	0.37	160	3.18	16	16	61	3.2	6.2
Cortez surface	1.1	1.86	0.064	150	0.83	4.0	4.0	81	0.5	1.3
Cortez underground	—	—	—	39	6.39	7.9	7.9	16	5.4	2.8
Cortez (61.50%) total	1.1	1.86	0.064	190	1.97	12	12	97	1.3	4.0
Donlin surface (50.00%)	—	—	—	270	2.24	20	20	46	2.0	3.0
Fourmile underground (100%)	—	—	—	1.5	10.04	0.48	0.48	8.2	10.1	2.7
Hemlo surface	—	—	—	50	1.00	1.6	1.6	5.0	0.7	0.12
Hemlo underground	0.98	4.40	0.14	11	4.32	1.5	1.6	2.6	5.9	0.50
Hemlo (100%) total	0.98	4.40	0.14	61	1.58	3.1	3.2	7.7	2.5	0.62
Long Canyon surface	—	—	—	5.2	2.62	0.44	0.44	1.1	0.9	0.029
Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16
Long Canyon (61.50%) total	—	—	—	6.4	4.03	0.82	0.82	1.6	3.6	0.18
Phoenix surface (61.50%)	3.8	0.81	0.100	250	0.48	3.8	3.9	29	0.3	0.31
Turquoise Ridge surface	17	2.22	1.2	23	2.52	1.9	3.1	8.1	2.3	0.60
Turquoise Ridge underground	10	10.72	3.6	19	8.96	5.5	9.1	1.5	7.7	0.37
Turquoise Ridge (61.50%) total	28	5.40	4.8	42	5.43	7.4	12	9.6	3.2	0.97
NORTH AMERICA TOTAL	42	4.06	5.5	970	2.01	63	68	260	2.1	18

TOTAL	430	1.76	24	4,800	1.00	150	180	1,500	0.8	39

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	101	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Resources[1,3,6,7,8,9]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu	Contained Cu	Tonnes	Grade	Contained Cu
Based on attributable pounds	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.000026	—	—	—
Bulyanhulu underground	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078
Bulyanhulu (84.00%) total	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078
Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.0017	—	—	—
Jabal Sayid underground	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092
Jabal Sayid (50.00%) total	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092
Lumwana surface (100%)	160	0.47	0.75	1,200	0.53	6.3	7.1	910	0.4	4.0
AFRICA AND MIDDLE EAST TOTAL	170	0.57	0.99	1,200	0.54	6.6	7.6	930	0.4	4.1
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	170	0.21	0.36	1,000	0.21	2.2	2.5	360	0.2	0.66
Reko Diq surface (50.00%)[5]	—	—	—	1,900	0.43	8.3	8.3	640	0.3	2.2
Zaldívar surface (50.00%)	220	0.40	0.90	330	0.36	1.2	2.1	21	0.3	0.070
LATIN AMERICA AND ASIA PACIFIC TOTAL	400	0.32	1.3	3,300	0.35	12	13	1,000	0.3	2.9
NORTH AMERICA
Phoenix surface (61.50%)	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050
NORTH AMERICA TOTAL	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050

TOTAL	580	0.39	2.2	4,900	0.39	19	21	2,000	0.4	7.1

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	102	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Silver Mineral Resources[1,3,6,7,8,9]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0017	—	—	—
Bulyanhulu underground	3.5	6.91	0.78	25	6.36	5.2	6.0	17	7.4	4.0
Bulyanhulu (84.00%) total	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0
AFRICA AND MIDDLE EAST TOTAL	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Pueblo Viejo surface (60.00%)	50	12.01	19	190	11.74	72	92	4.8	8.1	1.2
Veladero surface (50.00%)	22	13.90	9.7	110	13.95	47	57	18	15	8.7
LATIN AMERICA AND ASIA PACIFIC TOTAL	310	11.95	120	1,800	14.41	820	940	410	2.3	30
NORTH AMERICA
Phoenix surface (61.50%)	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1
NORTH AMERICA TOTAL	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1

TOTAL	310	11.84	120	2,000	13.32	870	990	450	2.7	39

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	103	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Gold Mineral Reserves[1,2,3]
For the years ended December 31	2023				2022
	Ownership	Tonnes	Grade	Ounces	Ownership	Tonnes	Grade	Ounces
Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.0088	5.89	0.0017	84.00%	—	—	—
Bulyanhulu underground	84.00%	18	6.05	3.4	84.00%	13	6.34	2.7
Bulyanhulu Total	84.00%	18	6.05	3.4	84.00%	13	6.34	2.7
Jabal Sayid surface	50.00%	0.064	0.38	0.00078	50.00%	0.069	0.34	0.00076
Jabal Sayid underground	50.00%	14	0.34	0.15	50.00%	13	0.31	0.13
Jabal Sayid Total	50.00%	14	0.34	0.15	50.00%	13	0.31	0.13
Kibali surface	45.00%	24	2.05	1.6	45.00%	20	2.16	1.4
Kibali underground	45.00%	24	4.10	3.1	45.00%	23	4.21	3.2
Kibali Total	45.00%	47	3.07	4.7	45.00%	44	3.26	4.6
Loulo-Gounkoto surface	80.00%	24	2.84	2.1	80.00%	25	2.65	2.2
Loulo-Gounkoto underground	80.00%	33	4.81	5.1	80.00%	28	4.98	4.5
Loulo-Gounkoto Total	80.00%	57	3.99	7.2	80.00%	54	3.87	6.7
North Mara surface	84.00%	30	1.90	1.8	84.00%	29	2.06	2.0
North Mara underground	84.00%	9.3	3.60	1.1	84.00%	9.5	3.43	1.0
North Mara Total	84.00%	39	2.30	2.9	84.00%	39	2.40	3.0
Tongon surface	89.70%	5.5	1.98	0.35	89.70%	7.8	2.25	0.56
AFRICA AND MIDDLE EAST TOTAL		180	3.24	19		170	3.22	18
LATIN AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	600	0.60	12	50.00%	600	0.60	12
Porgera surface[4]	24.50%	5.0	3.55	0.57	24.50%	5.0	3.55	0.57
Porgera underground[4]	24.50%	2.9	6.96	0.65	24.50%	2.9	6.96	0.65
Porgera Total[4]	24.50%	7.9	4.81	1.2	24.50%	7.9	4.81	1.2
Pueblo Viejo surface	60.00%	170	2.14	12	60.00%	170	2.19	12
Veladero surface	50.00%	89	0.70	2.0	50.00%	85	0.71	1.9
LATIN AMERICA AND ASIA PACIFIC TOTAL		870	0.96	27		870	0.97	27
NORTH AMERICA
Carlin surface	61.50%	65	2.39	5.0	61.50%	73	2.27	5.4
Carlin underground	61.50%	17	8.34	4.6	61.50%	17	8.79	4.8
Carlin Total	61.50%	82	3.64	9.7	61.50%	90	3.50	10
Cortez surface	61.50%	110	0.82	2.8	61.50%	110	0.90	3.1
Cortez underground	61.50%	27	7.27	6.3	61.50%	26	7.78	6.5
Cortez Total	61.50%	130	2.13	9.0	61.50%	130	2.26	9.6
Hemlo surface	100%	27	0.97	0.84	100%	18	1.49	0.86
Hemlo underground	100%	6.8	4.12	0.90	100%	5.1	4.88	0.81
Hemlo Total	100%	34	1.60	1.7	100%	23	2.25	1.7
Phoenix surface	61.50%	100	0.58	1.9	61.50%	100	0.59	2.0
Turquoise Ridge surface	61.50%	22	2.36	1.7	61.50%	11	2.27	0.77
Turquoise Ridge underground	61.50%	20	10.66	6.9	61.50%	23	9.82	7.2
Turquoise Ridge Total	61.50%	43	6.29	8.6	61.50%	33	7.43	8.0
NORTH AMERICA TOTAL		390	2.45	31		380	2.54	31

TOTAL		1,400	1.65	77		1,400	1.67	76

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2023	104	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Resources Endnotes
1.Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2023 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Asia Pacific Mineral Resource Manager and Craig Fiddes, Lead - Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive. For 2023, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, where mineral reserves for 2023 were calculated using $1,500/oz; Hemlo, where mineral reserves for 2023 were calculated using $1,400/oz and at Zaldívar, where mineral reserves for 2023 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.50 per pound. For 2022, reserves were estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculating using Antofagasta guidance and an assumed copper price of US$3.30 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2023 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.
2.In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
3.All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.
4.Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s ownership interest in accordance with the Porgera Project Commencement Agreement (the “Commencement Agreement”) completed on December 10, 2023. The Commencement Agreement provided, among other things, for ownership of Porgera to be held in a new joint venture called New Porgera Limited, which is owned 51% by Papua New Guinea stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and accordingly Barrick has a 24.5% ownership interest in the Porgera mine. Barrick Niugini Limited has retained operatorship of the mine. For additional information, see page 45 of Barrick’s Fourth Quarter and Year End Report 2023.
5.Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project. For additional information, see pages 41-42 of Barrick’s Third Quarter Report 2023.
6. 2023 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.
7.For 2023, mineral resources have been estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except Zaldívar, where mineral resources for 2023 were calculated using Antofagasta guidance and an assumed copper price of US$4.20 per pound. For 2022, mineral resources were estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.75 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2022 were calculated using Antofagasta guidance and an assumed copper price of US$3.75.
8.Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.Mineral resources are reported inclusive of mineral reserves.
10.All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
11.All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.

BARRICK YEAR-END 2023	105	RESERVES AND RESOURCES

Management’s Responsibility for
Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

 /s/ Graham Shuttleworth

Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 13, 2024

Management’s Report on Internal Control over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 113 - 116 of Barrick’s 2023 Annual Financial Statements.

BARRICK YEAR-END 2023	112

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit & Risk Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessments for goodwill and other non-current assets
As described in Notes 2, 3, 10, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill annually, during the fourth quarter. Impairment assessments are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment assessments. The Company’s goodwill and other non-current assets balances as of December 31, 2023 were $3.6 billion and $33.8 billion, respectively. Management estimated the recoverable amounts of the CGUs as the Fair Value Less Costs of Disposal (FVLCD) using discounted estimates of future cash flows derived from the life of mine (LOM) plans, estimated fair values of mineral resources outside LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU, where applicable. Management’s estimates of the FVLCD of the CGUs included assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable. Management’s estimates of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment assessments for goodwill and other non-current assets is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assumptions, where assessed as significant, with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments for goodwill and other non-current assets, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs. These procedures also included, among others, testing management’s process for estimating the FVLCD of the CGUs with goodwill and for each CGU where there is an indicator of impairment; evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD. Evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD with respect to future metal prices, operating and capital costs and NAV multiples involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; and (iii) comparing NAV multiples to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans for certain CGUs. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average costs of capital and NAV multiple assumptions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 13, 2024

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2023	2022
Revenue (notes 5 and 6)	$11,397	$11,013
Costs and expenses (income)
Cost of sales (notes 5 and 7)	7,932	7,497
General and administrative expenses (note 11)	126	159
Exploration, evaluation and project expenses (notes 5 and 8)	361	350
Impairment charges (notes 10 and 21)	312	1,671
Loss on currency translation	93	16
Closed mine rehabilitation (note 27b)	16	(136)
Income from equity investees (note 16)	(232)	(258)
Other (income) expense (note 9)	(195)	(268)
Income before finance items and income taxes	2,984	1,982
Finance costs, net (note 14)	(170)	(301)
Income before income taxes	2,814	1,681
Income tax expense (note 12)	(861)	(664)
Net income	$1,953	$1,017
Attributable to:
Equity holders of Barrick Gold Corporation	$1,272	$432
Non-controlling interests (note 32)	$681	$585
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$0.72	$0.24
Diluted	$0.72	$0.24
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	117	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2023	2022
Net income	$1,953	$1,017
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	—	1
Currency translation adjustments, net of tax $nil and $nil	(3)	1
Items that will not be reclassified to profit or loss:
Actuarial gain on post-employment benefit obligations, net of tax $nil and $nil	—	8
Net change in value of equity investments, net of tax $(2) and $(7)	1	39
Total other comprehensive (loss) income	(2)	49
Total comprehensive income	$1,951	$1,066
Attributable to:
Equity holders of Barrick Gold Corporation	$1,270	$481
Non-controlling interests	$681	$585
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	118	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2023	2022
OPERATING ACTIVITIES
Net income	$1,953	$1,017
Adjustments for the following items:
Depreciation	2,043	1,997
Finance costs (note 14)	170	301
Net impairment charges (notes 10 and 21)	312	1,671
Income tax expense (note 12)	861	664
Income from investment in equity investees (note 16)	(232)	(258)
Loss on currency translation	93	16
Gain on sale of non-current assets (note 9)	(364)	(405)
Change in working capital (note 15)	(452)	(322)
Other operating activities (note 15)	(65)	(217)
Operating cash flows before interest and income taxes	4,319	4,464
Interest paid	(300)	(305)
Interest received	237	89
Income taxes paid[1]	(524)	(767)
Net cash provided by operating activities	3,732	3,481
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,086)	(3,049)
Sales proceeds	13	88
Investment (purchases) sales	(23)	381
Dividends received from equity method investments (note 16)	273	869
Shareholder loan repayments from equity method investments (note 16)	7	—
Net cash used in investing activities	(2,816)	(1,711)
FINANCING ACTIVITIES
Lease repayments	(13)	(20)
Debt repayments	(43)	(375)
Dividends (note 31)	(700)	(1,143)
Share buyback program (note 31)	—	(424)
Funding from non-controlling interests (note 32)	40	—
Disbursements to non-controlling interests (note 32)	(554)	(833)
Other financing activities (note 15)	65	191
Net cash used in financing activities	(1,205)	(2,604)
Effect of exchange rate changes on cash and equivalents	(3)	(6)
Net increase (decrease) in cash and equivalents	(292)	(840)
Cash and equivalents at beginning of year (note 25a)	4,440	5,280
Cash and equivalents at the end of year	$4,148	$4,440
1 Income taxes paid excludes $137 million (2022: $126 million) of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	119	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31, 2023	As at December 31, 2022
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$4,148	$4,440
Accounts receivable (note 18)	693	554
Inventories (note 17)	1,782	1,781
Other current assets (note 18)	815	1,690
Total current assets	7,438	8,465
Non-current assets
Non-current portion of inventory (note 17)	2,738	2,819
Equity in investees (note 16)	4,133	3,983
Property, plant and equipment (note 19)	26,416	25,821
Intangible assets (note 20a)	149	149
Goodwill (note 20b)	3,581	3,581
Deferred income tax assets (note 30)	—	19
Other assets (note 22)	1,356	1,128
Total assets	$45,811	$45,965
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,503	$1,556
Debt (note 25b)	11	13
Current income tax liabilities	303	163
Other current liabilities (note 24)	539	1,388
Total current liabilities	2,356	3,120
Non-current liabilities
Debt (note 25b)	4,715	4,769
Provisions (note 27)	2,058	2,211
Deferred income tax liabilities (note 30)	3,439	3,247
Other liabilities (note 29)	1,241	1,329
Total liabilities	13,809	14,676
Equity
Capital stock (note 31)	28,117	28,114
Deficit	(6,713)	(7,282)
Accumulated other comprehensive income	24	26
Other	1,913	1,913
Total equity attributable to Barrick Gold Corporation shareholders	23,341	22,771
Non-controlling interests (note 32)	8,661	8,518
Total equity	32,002	31,289
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$45,811	$45,965
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Mark Bristow	/s/ J. Brett Harvey

Mark Bristow, Director	J. Brett Harvey, Director

BARRICK YEAR-END 2023	120	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
Net income	—	—	1,272	—	—	1,272	681	1,953
Total other comprehensive loss	—	—	—	(2)	—	(2)	—	(2)
Total comprehensive income (loss)	—	$—	$1,272	($2)	$—	$1,270	$681	$1,951
Transactions with owners
Dividends (note 31)	—	—	(700)	—	—	(700)	—	(700)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	40	40
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(578)	(578)
Dividend reinvestment plan (note 31)	220	3	(3)	—	—	—	—	—
Total transactions with owners	220	$3	($703)	$—	$—	($700)	($538)	($1,238)
At December 31, 2023	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
Net income	—	—	432	—	—	432	585	1,017
Total other comprehensive income	—	—	—	49	—	49	—	49
Total comprehensive income	—	$—	$432	$49	$—	$481	$585	$1,066
Transactions with owners
Dividends (note 31)	—	—	(1,143)	—	—	(1,143)	—	(1,143)
Reko Diq reconstitution (note 4)	—	—	—	—	—	—	329	329
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(846)	(846)
Dividend reinvestment plan (note 31)	269	5	(5)	—	—	—	—	—
Share buyback program	(24,250)	(388)	—	—	(36)	(424)	—	(424)
Total transactions with owners	(23,981)	($383)	($1,148)	$—	($36)	($1,567)	($517)	($2,084)
At December 31, 2022	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
1 Includes cumulative translation adjustments as at December 31, 2023: $95 million loss (December 31, 2022: $93 million loss).
2 Includes additional paid-in capital as at December 31, 2023: $1,875 million (December 31, 2022: $1,875 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2023	121	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, PKR, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Pakistani rupee, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 13, 2024.

b) Basis of Preparation
These consolidated financial statements include the accounts of Barrick, its subsidiaries, its share of joint operations (“JO”) and its equity share of joint ventures (“JV”). When applying the equity method of accounting, specifically for Porgera, whereby the economic interest differs from the shareholding, the equity accounting is based on the economic share contractually agreed amongst the shareholders rather than the equity participation. For non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary.

BARRICK YEAR-END 2023	122	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2023:

	Place of business	Entity type	Interest[1]	Method[2]
Nevada Gold Mines[3]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,4]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,4]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation
Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3,5]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[6]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[6]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[6]	Chile	JV	50%	Equity Method
Porgera Mine[7]	Papua New Guinea	JV	24.5%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Loulo-Gounkoto, Tongon, Pueblo Viejo and the Reko Diq project and record a non-controlling interest for the interest that we do not own.
4The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
5On December 15, 2022, we completed the reconstitution of the Reko Diq project, bringing Barrick’s interest in the joint operation from 37.5% (equity method) to 50% (consolidated subsidiary). Refer to note 4 for further details.
6Barrick has commitments of $665 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.
7On December 22, 2023, we completed the Porgera Project Commencement Agreement, pursuant to which the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Refer to notes 4 and 35 for further details.

c) Business Combinations
On the acquisition of a business, the acquisition method of accounting is used.

d) Foreign Currency Translation
The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
▪Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
▪Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
▪Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

e) Revenue Recognition
We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-controlling interest holders; and gold and copper concentrate is sold to independent smelting or trading companies.

Gold Bullion Sales
Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

BARRICK YEAR-END 2023	123	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risks and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements
As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

f) Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a pre-feasibility study, and we have recognized reserves in accordance with the Canadian
Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2l.

g) Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of commissioning and testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

h) Taxation
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.
Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax assets and unused tax losses can be utilized, except:
•Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the

BARRICK YEAR-END 2023	124	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.
Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

i) Other Investments
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

j) Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises: direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and downstream processing costs. Inventory provisions are reversed to reflect subsequent improvements in net realizable value where the inventory is still on hand.
Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

k) Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:
•Net profits interest royalty to a party other than a government,
•Modified NSR royalty,
•Net smelter return sliding scale royalty,
•Gross proceeds sliding scale royalty,
•Gross smelter return royalty,
•Net value royalty,
•Land tenement royalty, and a
•Gold revenue royalty.

BARRICK YEAR-END 2023	125	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
l) Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	1 - 38 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	1 - 7 years
Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.
Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in ore expected over the LOM; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined versus the grade expected over the LOM.
Stripping costs incurred during the production stage of an open pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or open pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or open pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.
Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

BARRICK YEAR-END 2023	126	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Construction-in-Progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete, commissioned and available for use.

Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

m) Impairment (and Reversals of Impairment) of Non-Current Assets
We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

n) Intangible Assets
On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

o) Goodwill
Goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”). Goodwill impairment charges are not reversible.

p) Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

q) Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required

BARRICK YEAR-END 2023	127	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in
PP&E and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality or volumes that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

r) Stock-Based Compensation
We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Restricted Share Units
Under our Long-Term Incentive Plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.
A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred

BARRICK YEAR-END 2023	128	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Granted Share Units
Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from three to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. For PGSU awards granted prior to October 31, 2023, the number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout. For PGSU awards granted after October 31, 2023, the number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the volume-weighted average share price of Barrick common shares for the five trading days preceding the grant date or, if the grant date occurs during a blackout period or during the five trading days immediately following a blackout period, by the volume-weighted average share price of Barrick common shares for the five trading days following the expiration of the blackout period.
PGSUs vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market. Generally, these shares cannot be sold until the employee meets their share ownership requirement (in which case only those Barrick shares in excess of the requirement can be sold), or until they retire or leave the company.
The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

s) New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Classification of Liabilities as Current or Non Current and Amendments to IAS 1 - Non-current Liabilities with Covenants, and they do not or are not expected to have a material impact on Barrick in the current or future reporting periods. No standards have been early adopted in the current period.
3 ■ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are generally used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. To calculate our gold and copper mineral reserves, as well as measured, indicated, and inferred mineral resources, we have used the following assumptions. Refer to notes 19 and 21.

	As at Dec 31, 2023	As at Dec 31, 2022
Gold ($/oz)
Mineral reserves	$1,300	$1,300
Measured, indicated and inferred	1,700	1,700
Copper ($/lb)
Mineral reserves	3.00	3.00
Measured, indicated and inferred	4.00	3.75

Inventory
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of mine operating supplies.
Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed

BARRICK YEAR-END 2023	129	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans, the market values per ounce and per pound and weighted average costs of capital. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2m, 2o and 21 for further information.

Provisions for Environmental Rehabilitation
Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2q and 27 for further information.

Taxes
Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2h, 12, 30 and 35 for further information.

Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama Value Added Tax
The Pascua-Lama project received $472 million as at December 31, 2023 ($457 million as at December 31, 2022) in VAT refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended.
In addition, we have recorded $9 million in VAT recoverable in Argentina as at December 31, 2023 ($31 million as at December 31, 2022) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions
The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been

BARRICK YEAR-END 2023	130	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.
The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2e. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to note 29.

Consolidation of Reko Diq
The Reko Diq project is 50% held by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Pursuant to the joint venture agreement, Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to proceed with development of the project, subject to a sufficient expected rate of return, as well as development and approval of LOM plans. Therefore Barrick has concluded that it controls Reko Diq and it is consolidated in Barrick’s consolidated financial statements with a 50% non-controlling interest.

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings (Loss) Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Contingencies	35

BARRICK YEAR-END 2023	131	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
4 ■ Acquisitions and Divestitures

a) Porgera
On April 25, 2020, the Porgera mine was put on care and maintenance after the PNG government indicated that the SML would not be extended. On April 9, 2021, the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine under a binding Framework Agreement. The Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (“PPCA”), which reached formal completion on December 22, 2023. Under the terms of the PPCA, ownership of Porgera is held in a new joint venture owned 51% by PNG stakeholders and 49% by a new company, Porgera (Jersey) Limited, that is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% equity accounted for interest in the Porgera mine. BNL is the operator of the mine. Porgera was previously accounted for as a joint operation, but under the new shareholder agreements, we have concluded that Barrick will account for its interest in Porgera as a joint venture.
As the conditions for the reopening of the mine were completed on December 22, 2023, in the fourth quarter of 2023, we recorded the following: (a) derecognition of Barrick’s 47.5% share of the assets and liabilities of the joint operation that were transferred to the new Porgera joint venture; (b) an equity method investment for Barrick’s interest in the new Porgera joint venture, measured at fair value based on Barrick’s share of the cash flows expected to be generated from the mine; and (c) a gain of $352 million in other income as the net result of the derecognition of the joint operation and recognition of the new Porgera joint venture. For further details refer to note 35.

b) Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of the mining leases, an exploration license, and surface rights.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. Barrick began consolidating Reko Diq as at December 31, 2022.
In the fourth quarter of 2022, upon the reconstitution of the project, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012 and had a 37.5% interest in. We also recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. In addition, we recognized a non-controlling interest of $329 million, based on the historical cost attributed to the project company. A total of $744 million was recorded as mining property costs not subject to depreciation. Furthermore, the payments made by the Provincial Government of Balochistan and other federal state-owned enterprises for the in aggregate 40% interest, and to fund Antofagasta plc’s exit from the reconstituted project, remained in an entity that was consolidated by Barrick as at December 31, 2022. As at December 31, 2022, those funds were held in a restricted bank account as an other current asset and the liability to Antofagasta plc was recorded as an other current liability. The funds were distributed to Antofagasta plc in the second quarter of 2023.
The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. For further details refer to notes 21 and 35.

c) Lagunas Norte
On June 1, 2021, Barrick closed an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”). As part of the terms of the transaction, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing. Boroo was to assume the other 50% within one year of closing; however, this was extended until June 1, 2023. During the second quarter of 2023, Boroo fully assumed this obligation and Barrick has no further obligation related to the closure and reclamation of Lagunas Norte.

BARRICK YEAR-END 2023	132	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. In the first quarter of 2023, we re-evaluated our reportable operating segments. Lumwana has been presented as a reportable segment for the current and prior periods. Veladero is no longer a reportable segment. As a result, our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Prior period figures have been restated to reflect this change. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,760	$1,475	$314	$23	$10	$938
Cortez[2]	1,737	810	364	14	7	542
Turquoise Ridge[2]	1,008	533	189	5	1	280
Pueblo Viejo[2]	1,118	536	255	4	7	316
Loulo-Gounkoto[2]	1,335	570	247	—	34	484
Kibali	670	272	147	—	8	243
Lumwana	795	466	257	37	(2)	37
North Mara[2]	591	288	77	—	61	165
Bulyanhulu[2]	442	220	62	—	13	147
Other Mines[2]	1,591	975	246	6	78	286
Reportable segment total	$12,047	$6,145	$2,158	$89	$217	$3,438
Share of equity investee	(670)	(272)	(147)	—	(8)	(243)
Segment total	$11,377	$5,873	$2,011	$89	$209	$3,195

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,848	$1,416	$312	$21	($15)	$1,114
Cortez[2]	1,316	597	253	12	4	450
Turquoise Ridge[2]	814	469	178	7	—	160
Pueblo Viejo[2]	1,303	559	242	24	17	461
Loulo-Gounkoto[2]	1,236	533	257	9	11	426
Kibali	598	235	178	2	41	142
Lumwana	868	443	223	11	11	180
North Mara[2]	570	236	73	4	48	209
Bulyanhulu[2]	463	235	60	3	25	140
Other Mines[2]	1,553	985	379	10	70	109
Reportable segment total	$11,569	$5,708	$2,155	$103	$212	$3,391
Share of equity investee	(598)	(235)	(178)	(2)	(41)	(142)
Segment total	$10,971	$5,473	$1,977	$101	$171	$3,249
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2023, accretion expense was $49 million (2022: $36 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2023, for Pueblo Viejo, $448 million, $315 million, $130 million (2022: $528 million, $319 million, $195 million), Nevada Gold Mines, $2,329 million, $1,580 million, $724 million (2022: $2,146 million, $1,422 million, $711 million), North Mara and Bulyanhulu $165 million, $103 million, $50 million (2022: $165 million, $97 million, $55 million), Loulo-Gounkoto, $267 million, $163 million, $99 million (2022: $247 million, $158 million, $88 million) and Tongon, $41 million, $31 million, $10 million (2022: $37 million, $36 million, $nil).

BARRICK YEAR-END 2023	133	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

For the years ended December 31	2023	2022
Segment income	$3,195	$3,249
Other revenue	20	42
Other cost of sales/amortization	(48)	(47)
Exploration, evaluation and project expenses not attributable to segments	(272)	(249)
General and administrative expenses	(126)	(159)
Other income not attributable to segments	354	396
Impairment charges	(312)	(1,671)
Loss on currency translation	(93)	(16)
Closed mine rehabilitation	(16)	136
Income from equity investees	232	258
Finance costs, net (includes non-segment accretion)[1]	(121)	(265)
Gain on non-hedge derivatives	1	7
Income before income taxes	$2,814	$1,681
1Includes debt extinguishment gains of $nil (2022: $14 million).

Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2023	As at December 31, 2022	2023	2022
United States	$16,782	$16,518	$6,051	$5,573
Dominican Republic	5,156	4,874	1,118	1,303
Mali	3,743	3,599	1,335	1,236
Democratic Republic of Congo	2,118	2,659	—	—
Tanzania	2,003	1,914	1,033	1,033
Zambia	1,949	1,930	795	868
Chile	1,930	1,957	8	—
Argentina	1,209	1,247	368	365
Pakistan	754	749	—	—
Papua New Guinea	704	327	9	—
Canada	503	507	277	231
Saudi Arabia	391	382	—	—
Côte d'Ivoire	224	164	398	356
Peru	71	73	5	48
Unallocated	836	600	—	—
Total	$38,373	$37,500	$11,397	$11,013
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2023	134	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2023	As at December 31, 2022
Carlin	$615	$506
Cortez	427	419
Turquoise Ridge	102	176
Pueblo Viejo	441	629
Loulo-Gounkoto	375	322
Kibali	83	99
Lumwana	320	380
North Mara	206	156
Bulyanhulu	107	90
Other Mines	231	287
Reportable segment total	$2,907	$3,064
Other items not allocated to segments	298	133
Total	$3,205	$3,197
Share of equity investee	(83)	(99)
Total	$3,122	$3,098
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2023, cash expenditures were $3,086 million (2022: $3,049 million) and the increase in accrued expenditures was $36 million (2022: $49 million increase).

6 ■ Revenue

For the years ended December 31	2023	2022
Gold sales
Spot market sales	$9,973	$9,597
Concentrate sales	367	326
Provisional pricing adjustments	10	(3)
	$10,350	$9,920
Copper sales
Copper concentrate sales	$786	$906
Provisional pricing adjustments	9	(38)
	$795	$868
Other sales[1]	$252	$225
Total	$11,397	$11,013
1Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2023, the Company has three customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23%, 16%, and 10% of total revenue. However, because gold can be sold through numerous gold market traders worldwide (including a large number of financial institutions), the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix, Bulyanhulu and Porgera, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable metal minerals from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales
We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2023 to the impact of future movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2023	2022	2023	2022
Copper pounds	61	60	$23	$23
Gold ounces	50	42	10	8

At December 31, 2023, our provisionally priced copper sales subject to final settlement were recorded at an average price of $3.81/lb (2022: $3.80/lb). At December 31, 2023, our provisionally priced gold sales subject to final settlement were recorded at an average price of $2,079/oz (2022: $1,824/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

BARRICK YEAR-END 2023	135	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023	2022
Site operating cost[1,2,3]	$5,015	$4,678	$401	$336	$—	$—	$5,416	$5,014
Depreciation[1]	1,756	1,756	259	223	28	18	2,043	1,997
Royalty expense	371	342	62	103	—	—	433	445
Community relations	36	37	4	4	—	—	40	41
Total	$7,178	$6,813	$726	$666	$28	$18	$7,932	$7,497
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $68 million (2022: $104 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,579 million (2022: $1,448 million).
4Other includes corporate amortization.

8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2023	2022
Global exploration and evaluation[1]	$143	$123
Project costs:
Reko Diq	60	14
Lumwana	37	—
Pascua-Lama	26	52
Pueblo Viejo	4	24
Other	41	47
Corporate development	10	15
Minesite exploration and evaluation[1]	40	75
Total exploration, evaluation and project expenses	$361	$350
1Approximates the impact on operating cash flow.
9 ■ Other Expense (Income)

For the years ended December 31	2023	2022
Other Expense:
Litigation costs	$21	$22
Write-offs (reversals)	(2)	15
Bank charges	3	5
Porgera care and maintenance costs	65	53
Tanzania education program	30	—
Supplies obsolescence	—	48
Litigation accruals and settlements	15	19
Other	55	28
Total other expense	$187	$190
Other Income:
Gain on acquisition/sale of non-current assets[1]	($364)	($405)
Insurance proceeds related to NGM	—	(22)
Loss (gain) on warrant investments at FVPL	4	(4)
Gain on non-hedge derivatives	(1)	(7)
Interest income on other assets	(21)	(17)
Other	—	(3)
Total other income	($382)	($458)
Total	($195)	($268)
12023 includes a gain of $352 million upon completion of the Porgera Project Commencement Agreement which resulted in the derecognition of the joint operation and recognition of the joint venture for the Porgera mine (refer to note 4 for further details). 2022 includes a gain of $300 million on the increased ownership of the Reko Diq project (refer to note 4 for further details) and $63 million from the sale of the royalty portfolios to Maverix Metals Inc. and Gold Royalty Corp.

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2023	2022
Impairment charges of non-current assets[1]	$312	$483
Impairment of goodwill[1]	—	1,188
Total	$312	$1,671
1Refer to note 21 for further details.

11 ■ General and Administrative Expenses

For the years ended December 31	2023	2022
Corporate administration	$101	$125
Share-based compensation	25	34
Total[1]	$126	$159
1Includes employee costs of $82 million (2022: $93 million).

BARRICK YEAR-END 2023	136	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2023	2022
Tax on profit
Current tax
Charge for the year	$694	$699
Adjustment in respect of prior years[1]	(14)	6
	$680	$705
Deferred tax
Origination and reversal of temporary differences in the current year	$144	($52)
Adjustment in respect of prior years[1]	37	11
	$181	($41)
Income tax expense	$861	$664
Tax expense related to continuing operations
Current
Canada	($3)	($8)
International	683	713
	$680	$705
Deferred
Canada	$—	$3
International	181	(44)
	$181	($41)
Income tax expense	$861	$664
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2023	2022
At 26.5% statutory rate	$746	$446
Increase (decrease) due to:
Allowances and special tax deductions[1]	(184)	(146)
Impact of foreign tax rates[2]	(79)	(146)
Non-deductible expenses / (non-taxable income)	72	(38)
Goodwill impairment charges not tax deductible	—	325
Taxable gains on sales of non-current assets	6	1
Net currency translation losses on current and deferred tax balances	289	59
Tax impact from pass-through entities and equity accounted investments	(183)	(196)
Current year tax results sheltered by previously unrecognized deferred tax assets	(22)	33
Recognition and derecognition of deferred tax assets	(142)	15
Adjustments in respect of prior years	23	17
Increase to income tax related contingent liabilities	54	13
Impact of tax rate changes	(2)	—
Withholding taxes	61	82
Mining taxes	224	201
Tax impact of amounts recognized within accumulated OCI	(2)	(7)
Other items	—	5
Income tax expense	$861	$664
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different to the Canadian statutory rate.
Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant relate to Argentine and Malian tax balances.
In 2023, a tax expense of $289 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and strengthening of the West African CFA franc against the US dollar. In 2022, a tax expense of $59 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2023, we have recorded $5 million (2022: $29 million related to Argentina and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Saudi Arabia. We have also recorded $26 million (2022: $36 million related to Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Saudi Arabia, Tanzania and the United States.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
We are awaiting the final US Treasury Regulations detailing the application of CAMT.
For 2023, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Nevada Gold Mines (“NGM”)
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK YEAR-END 2023	137	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Organisation for Economic Co-operation and Development (“OECD”) Pillar Two model rules
In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.
Pillar Two legislation in Canada has been published in draft but it is not substantively enacted. Other jurisdictions where the group operates have either enacted legislation or are in the process of doing so.
In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the International Accounting Standards Board in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. We continue working on assessing our exposure to Pillar Two income taxes and based on the analysis performed to date, we do not expect the impact of Pillar Two provisions to be material to the company.

Mining Taxes
In addition to corporate income tax, we pay mining taxes in the United States (Nevada), the Dominican Republic, and Canada (Ontario). NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2023 was $105 million (2022: $88 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $nil (2022: $110 million) was recorded for this in 2023. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

Impairments
In 2023, we recorded net impairment charges of $312 million (2022: net impairment charges of $483 million) for non-current assets and $nil (2022: $1,188 million) for goodwill. Refer to note 21 for further information.
A deferred tax recovery of $55 million (2022: deferred tax recovery of $193 million related to impairments at Veladero, Long Canyon and Lumwana) was recorded primarily related to the impairment at Long Canyon.
13 ■ Earnings (Loss) Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2023		2022
	Basic	Diluted	Basic	Diluted
Net income	$1,953	$1,953	$1,017	$1,017
Net income attributable to non-controlling interests	(681)	(681)	(585)	(585)
Net income attributable to the equity holders of Barrick Gold Corporation	$1,272	$1,272	$432	$432
Weighted average shares outstanding	1,755	1,755	1,771	1,771
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.72	$0.72	$0.24	$0.24
14 ■ Finance Costs, Net

For the years ended December 31	2023	2022
Interest expense[1]	$387	$366
Amortization of debt issue costs	1	1
Interest on lease liabilities	5	4
Loss on interest rate hedges	1	1
Interest capitalized[2]	(42)	(29)
Accretion	87	66
Gain on debt extinguishment	—	(14)
Finance income	(269)	(94)
Total	$170	$301
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2023, cash interest paid was $300 million (2022: $305 million).
2For the year ended December 31, 2023, the general capitalization rate was 6.60% (2022: 6.20%).

BARRICK YEAR-END 2023	138	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2023	2022
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($1)	($7)
Stock-based compensation expense	66	55
Loss (gain) on warrant investments at FVPL	4	(4)
Tanzania education program	22	—
Change in estimate of rehabilitation costs at closed mines	16	(136)
Inventory impairment charges (note 17)	40	66
Supplies obsolescence	—	48
Change in other assets and liabilities	12	(28)
Settlement of stock-based compensation	(57)	(66)
Settlement of rehabilitation obligations	(167)	(145)
Other operating activities	($65)	($217)
Cash flow arising from changes in:
Accounts receivable	($155)	$89
Inventory	(97)	(219)
Other current assets	(146)	(261)
Accounts payable	(37)	93
Other current liabilities	(17)	(24)
Change in working capital	($452)	($322)

Financing Cash Flows - Other Items
For the years ended December 31	2023	2022
Pueblo Viejo JV partner shareholder loan	$65	$177
Gain on debt extinguishment	—	14
Other financing activities	$65	$191

16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2022	$3,267	$382	$893	$—	$52	$4,594
Equity pick-up from equity investees	86	124	47	—	1	258
Dividends received from equity investees	(694)	(124)	(50)	—	(1)	(869)
At December 31, 2022	$2,659	$382	$890	$—	$52	$3,983
Investment in equity accounting method investment[1]	—	—	—	703	—	703
Equity pick-up (loss) from equity investees	145	102	(16)	—	1	232
Dividends received from equity investees	(180)	(93)	—	—	—	(273)
Non-cash dividends received from equity investees[2]	(505)	—	—	—	—	(505)
Shareholder loan repayment	—	—	—	—	(7)	(7)
At December 31, 2023	$2,119	$391	$874	$703	$46	$4,133
1 Refer to note 4.
2 Non-cash dividend distributed as JV receivable. Refer to note 18 and note 22.

BARRICK YEAR-END 2023	139	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summarized Equity Investee Financial Information
	Kibali		Jabal Sayid		Zaldívar
For the years ended December 31	2023	2022	2023	2022	2023	2022
Revenue	$1,488	$1,328	$492	$539	$720	$781
Cost of sales (excluding depreciation)	593	528	167	170	545	463
Depreciation	322	390	48	49	162	147
Finance expense (income)	14	—	1	—	11	1
Other expense (income)	90	104	1	4	6	32
Income before income taxes	$469	$306	$275	$316	($4)	$138
Income tax expense	(154)	(121)	(71)	(67)	(29)	(44)
Net income	$315	$185	$204	$249	($33)	$94
Total comprehensive income	$315	$185	$204	$249	($33)	$94
Net income (net of non-controlling interests)	$290	$172	$204	$249	($33)	$94

Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar		Porgera[2]
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023
Cash and equivalents	$123	$92	$97	$77	$38	$72	$1
Other current assets[1]	225	194	143	151	571	559	182
Total current assets	$348	$286	$240	$228	$609	$631	$183
Non-current assets	3,896	3,905	402	405	2,014	2,013	2,837
Total assets	$4,244	$4,191	$642	$633	$2,623	$2,644	$3,020
Current financial liabilities (excluding trade, other payables & provisions)	$307	$13	$2	$9	$86	$90	$14
Other current liabilities	149	126	90	95	121	125	29
Total current liabilities	$456	$139	$92	$104	$207	$215	$43
Non-current financial liabilities (excluding trade, other payables & provisions)	771	51	4	4	50	87	7
Other non-current liabilities	820	785	9	6	599	542	733
Total non-current liabilities	$1,591	$836	$13	$10	$649	$629	$740
Total liabilities	$2,047	$975	$105	$114	$856	$844	$783
Net assets	$2,197	$3,216	$537	$519	$1,767	$1,800	$2,237
Net assets (net of non-controlling interests)	$2,015	$3,095	$537	$519	$1,767	$1,800	$2,237
1Zaldívar other current assets include inventory of $448 million (2022: $443 million).
2Refer to note 4.
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar	Porgera[1]
Opening net assets (net of non-controlling interests)	$3,095	$519	$1,800	$—
Investment in equity accounting method investment	—	—	—	2,237
Income for the period (net of non-controlling interests)	290	204	(33)	—
Dividends received from equity investees	(360)	(186)	—	—
Non-cash dividends received from equity investees	(1,010)	—	—
Closing net assets (net of non-controlling interests), December 31	$2,015	$537	$1,767	$2,237
Barrick's share of net assets	1,008	268	884	703
Equity earnings adjustment	—	—	(10)	—
Goodwill recognition	1,111	123	—	—
Carrying value	$2,119	$391	$874	$703
1Refer to note 4.

BARRICK YEAR-END 2023	140	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
17 ■ Inventories

	Gold		Copper
	As at December 31, 2023	As at December 31, 2022	As at December 31, 2023	As at December 31, 2022
Raw materials
Ore in stockpiles	$2,780	$2,809	$176	$150
Ore on leach pads	575	641	—	—
Mine operating supplies	668	704	43	59
Work in process	148	138	—	—
Finished products	119	89	11	10
	$4,290	$4,381	$230	$219
Non-current ore in stockpiles and on leach pads[1]	(2,616)	(2,669)	(122)	(150)
	$1,674	$1,712	$108	$69
1Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2023	2022
Cortez	$53	$10
Carlin	11	33
Tongon	2	—
Phoenix	1	—
Long Canyon	1	—
Veladero	—	42
Lumwana	—	19
Inventory impairment charges	$68	$104

Ore in Stockpiles	As at December 31, 2023	As at December 31, 2022
Gold
Carlin	$1,073	$1,129
Pueblo Viejo	785	712
Turquoise Ridge	330	354
Loulo-Gounkoto	153	175
North Mara	137	165
Cortez	123	104
Phoenix	87	78
Veladero	50	40
Tongon	41	20
Bulyanhulu	1	2
Porgera	—	30
Copper
Lumwana	176	150
	$2,956	$2,959

Ore on Leach pads	As at December 31, 2023	As at December 31, 2022
Gold
Veladero	$193	$238
Carlin	191	196
Cortez	130	112
Turquoise Ridge	35	37
Long Canyon	17	32
Phoenix	9	26
	$575	$641
Purchase Commitments
At December 31, 2023, we had purchase obligations for supplies and consumables of approximately $1,827 million (2022: $1,753 million).

BARRICK YEAR-END 2023	141	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2023	As at December 31, 2022
Accounts receivable
Amounts due from concentrate sales	$246	$188
Other receivables	447	366
	$693	$554
Other current assets
Restricted cash[1]	—	945
Value added taxes recoverable[2]	337	352
Prepaid expenses	203	243
Kibali JV Receivable[3]	148	—
Derivative assets[4]	—	59
Other[5]	127	91
	$815	$1,690
1Relates to restricted cash balance for Antofagasta plc, which funded their exit from the Reko Diq project, following its reconstitution as described in note 4. This was settled in the second quarter of 2023.
2Primarily includes VAT and fuel tax recoverables of $106 million in Zambia, $84 million in Mali, $51 million in Tanzania, $18 million in Argentina, and $11 million in the Dominican Republic (Dec. 31, 2022: $172 million, $49 million, $66 million, $32 million, and $12 million, respectively).
3Refer to note 16 for further details.
4Primarily consists of contingent consideration received as part of the sale of Massawa in 2020 and Lagunas Norte in 2021. During the first quarter of 2023, the final settlement of $46.25 million was received relating to the Massawa contingent consideration. During the fourth quarter of 2023, $15 million was received relating to the Lagunas Norte contingent consideration.
52023 and 2022 balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2023	142	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant, and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2023
Net of accumulated depreciation	$6,749	$14,000	$5,072	$25,821
Additions[5]	81	550	2,606	3,237
Capitalized interest	—	—	42	42
Disposals[6]	(180)	(108)	(39)	(327)
Depreciation	(902)	(1,143)	—	(2,045)
Impairment charges	(44)	(268)	—	(312)
Transfers[8]	1,211	1,312	(2,523)	—
At December 31, 2023	$6,915	$14,343	$5,158	$26,416

At December 31, 2023
Cost	$19,121	$34,622	$17,113	$70,856
Accumulated depreciation and impairments	(12,206)	(20,279)	(11,955)	(44,440)
Net carrying amount – December 31, 2023	$6,915	$14,343	$5,158	$26,416

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2022
Cost	$17,237	$31,824	$15,876	$64,937
Accumulated depreciation and impairments	(10,701)	(17,339)	(11,943)	(39,983)
Net carrying amount – January 1, 2022	$6,536	$14,485	$3,933	$24,954
Additions[5]	30	(139)	2,977	2,868
Capitalized interest	—	—	29	29
Acquisitions[7]	—	—	744	744
Disposals	(4)	(1)	—	(5)
Depreciation	(966)	(1,229)	—	(2,195)
Impairment charges	(120)	(442)	(12)	(574)
Transfers[8]	1,273	1,326	(2,599)	—
At December 31, 2022	$6,749	$14,000	$5,072	$25,821

At December 31, 2022
Cost	$18,469	$33,046	$17,027	$68,542
Accumulated depreciation and impairments	(11,720)	(19,046)	(11,955)	(42,721)
Net carrying amount – December 31, 2022	$6,749	$14,000	$5,072	$25,821
1Additions include $9 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2023 (2022: $30 million). Depreciation includes depreciation for leased right-of-use assets of $17 million for the year ended December 31, 2023 (2022: $20 million). The net carrying amount of leased right-of-use assets was $53 million as at December 31, 2023 (2022: $61 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Includes the transfer of Porgera to equity accounting method investment. Refer to note 4 for further information.
7Relates to the Reko Diq reconstitution. Refer to note 4 for further information.
8Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.

BARRICK YEAR-END 2023	143	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2023	Carrying amount at Dec. 31, 2022
Construction-in-progress[1]	$2,694	$2,553
Acquired mineral resources and exploration potential	62	139
Projects
Pascua-Lama	726	727
Norte Abierto	678	670
Reko Diq	746	744
Donlin Gold	252	239
	$5,158	$5,072
1Represents assets under construction at our operating minesites.

b)   Changes in Gold and Copper Mineral Life of Mine Plan
As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2023 was an $31 million decrease (2022: $80 million decrease).

c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $258 million at December 31, 2023 (2022: $399 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure
The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2023 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $12 million (2022: $6 million) and $94 million (2022: $88 million), respectively.

20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2022	$61	$6	$1	$82	$150
Amortization and impairment losses	—	—	(1)	—	(1)
Closing balance December 31, 2022	$61	$6	$—	$82	$149
Amortization and impairment losses	—	—	—	—	—
Closing balance December 31, 2023	$61	$6	$—	$82	$149
Cost	$61	$17	$39	$252	$369
Accumulated amortization and impairment losses	—	(11)	(39)	(170)	(220)
Net carrying amount December 31, 2023	$61	$6	$—	$82	$149
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Related to a supply agreement with Michelin North America Inc. to secure a supply of tires and was fully amortized over the effective term of the contract through cost of sales.
4Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2023	144	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2022	Additions	Disposals	Closing balance December 31, 2023
Carlin	$1,294	$—	$—	$1,294
Cortez	899	—	—	899
Turquoise Ridge	722	—	—	722
Phoenix	119	—	—	119
Hemlo	63	—	—	63
Loulo-Gounkoto	484	—	—	484
Total	$3,581	$—	$—	$3,581
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211
Accumulated impairment losses December 31, 2023	(8,630)
Net carrying amount December 31, 2023	$3,581

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2023, we recorded net impairment charges of $312 million (2022: net impairment charges of $483 million) for non-current assets and $nil (2022: $1,188 million) for goodwill, as summarized in the following table:

For the years ended December 31	2023	2022
Long Canyon	$280	$85
Bulyanhulu	17	—
North Mara	5	—
Veladero	—	490
Reko Diq	—	(120)
Lumwana	—	23
Other	10	5
Total impairment charges of non-current assets	$312	$483
Loulo-Gounkoto goodwill	—	1,188
Total goodwill impairment charges	$—	$1,188
Total impairment charges	$312	$1,671

2023 Indicators of Impairment and Reversals
In the fourth quarter of 2023, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in the fourth quarter of 2023, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Long Canyon mine.

Long Canyon
Following the completion of further studies, we have decided at this time not to pursue the permitting associated with Phase 2 mining and have removed those ounces from our LOM plan and the mine has been placed in care and maintenance. This represented an impairment trigger in the fourth quarter of 2023 and we performed an impairment analysis. We concluded that the carrying amount of $301 million exceeded the FVLCD of $65 million and recorded a long-lived asset impairment of $280 million. The key assumptions used in this assessment were consistent with our testing of goodwill impairment in the fourth quarter of 2023, as listed below.

Porgera
On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. No impairment was identified. Refer to notes 4 and 35 for more information.

2022 Indicators of Impairment and Reversals
In the fourth quarter of 2022, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified an impairment at our Loulo-Gounkoto mine. Also in the fourth quarter of 2022, we reconstituted the Reko Diq project, which was an indicator of impairment reversal, and we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Veladero and Long Canyon mines.

Loulo-Gounkoto
In the fourth quarter of 2022, we performed the annual goodwill impairment test at Loulo-Gounkoto and determined that the carrying value of $4,260 million exceeded the FVLCD. We observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to inflationary pressures and a higher weighted average cost of capital (“WACC”) driven by higher interest rates as central banks have increased rates to combat inflation. Therefore we recorded a goodwill impairment of $1,188 million, based on a FVLCD of $3,072 million. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Veladero
In the fourth quarter of 2022, we updated the LOM plan for Veladero and we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to significant inflationary pressures coupled with strict Argentine foreign exchange controls, a decrease in expected recovery rates from the leach pad and an increase in the WACC primarily due to higher

BARRICK YEAR-END 2023	145	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
country risk and higher risk-free rates. We determined that this was an indicator of impairment and concluded that the carrying value of $839 million exceeded the FVLCD and we recorded a non-current asset impairment of $490 million, based on a FVLCD of $479 million. A net realizable value impairment of leach pad inventory of $42 million was also recorded (refer to note 17). The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Long Canyon
In the fourth quarter of 2022, we updated the LOM plan for Long Canyon and we observed a decrease in the mine’s discounted cash flows reflecting an update in the permitting timeline based on our experience at Goldrush and an increase in the WACC primarily due to higher risk-free rates as central banks have increased rates to combat inflation. We determined that this was an indicator of impairment and concluded that the carrying value of $391 million exceeded the FVLCD and we recorded a non-current asset impairment of $84 million, based on a FVLCD of $319 million. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The project was suspended in 2011 due to a dispute over the legality of its licensing process, and in 2012, an impairment of $120 million was recorded relating to our 37.5% investment in the Reko Diq project. The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project.
In the fourth quarter of 2022, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012. In addition, we recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% as a result of the reconstitution of the project and we did not give up any consideration for the additional interest. The measurement of the gain was based on the sale price agreed upon by Barrick’s original partner in the Reko Diq joint venture to exit the reconstituted project.

Key Assumptions
Recoverable amount has been determined based on the estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, weighted average costs of capital, NAV multiples for gold assets, operating costs, capital expenditures, closure costs, future production levels, continued license to operate, evidence of value from current year disposals and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the fair value of mineral resources outside of LOM plans.

Gold
For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold, copper and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.
In the absence of a LOM plan for Long Canyon, we used the market approach which means the FVLCD was determined by considering observable market values for comparable assets expressed as dollar per ounce of mineral resources (level 3 of the fair value hierarchy).

Assumptions
The short-term and long-term gold and copper price assumptions used in our fourth quarter 2023 and 2022 impairment testing are as follows:

	2023	2022
Gold price per oz (short-term)	$1,900	$1,700
Gold price per oz (long-term)	1,600	1,550
Copper price per lb (short-term)	3.75	3.50
Copper price per lb (long-term)	3.50	3.25
Neither the increase in the long-term gold price nor long-term copper price assumption from 2022 were considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the following table:

BARRICK YEAR-END 2023	146	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	2023	2022
WACC - gold (range)	5%-9%	4%-13%
WACC - gold (avg)	6%	6%
Value per ounce of gold	$40	$—
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	23	20

Sensitivities
Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our LOM plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in NAV multiples and the value per ounce/pound of comparable market entities.
We performed a sensitivity analysis on each gold CGU that was tested as part of the goodwill impairment test, as well as those gold CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices, WACC and NAV multiple, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. Finally, we assumed a +/- 0.1 change in the NAV multiple, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices, WACC and NAV multiple.
If the gold price per ounce was decreased by $100, non-current asset impairments would have been recognized of $114 million at Hemlo and $196 million at Bulyanhulu, and an impairment of the Kibali equity investment of $312 million.
If the WACC was increased by 1%, a non-current asset impairment of $107 million would have been recognized at Bulyanhulu, and an impairment of the Kibali equity investment would have been recognized of $213 million.
If the NAV multiple was decreased by 0.1, a non-current asset impairment of $106 million would have been recognized at Bulyanhulu, and an impairment of the Kibali equity investment would have been recognized of $254 million.
The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2023	Carrying Value
Loulo-Gounkoto	$3,400
Kibali[1]	2,624
Lumwana	1,756
Bulyanhulu	833
Veladero	549
Hemlo	363
Long Canyon	55
1Kibali’s carrying value is comprised of the equity investment and JV receivable.
22 ■ Other Assets

	As at December 31, 2023	As at December 31, 2022
Value added taxes receivable[1]	$134	$218
Other investments[2]	131	112
Notes receivable[3]	187	160
Norte Abierto JV Partner Receivable	61	149
Restricted cash[4]	101	151
Kibali JV Receivable[5]	358	—
Prepayments[6]	212	223
Other	172	115
	$1,356	$1,128
1Includes VAT and fuel tax receivables of $7 million in Argentina, $69 million in Tanzania and $58 million in Chile (Dec. 31, 2022: $29 million, $119 million and $70 million, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NovaGold.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.
5Refer to note 16 for further details.
6Primarily relates to prepaid royalties at Carlin.

23 ■ Accounts Payable

	As at December 31, 2023	As at December 31, 2022
Accounts payable	$678	$741
Accruals	567	556
Payroll accruals	258	259
	$1,503	$1,556

24 ■ Other Current Liabilities

	As at December 31, 2023	As at December 31, 2022
Payable to Antofagasta plc[1]	$—	$945
Provision for environmental rehabilitation (note 27b)	270	191
Deposit on Pueblo Viejo gold and silver streaming agreement	58	54
Share-based payments (note 34a)	50	50
Pueblo Viejo JV partner shareholder loan (note 29)	32	32
Other	129	116
	$539	$1,388
1Relates to a liability to Antofagasta plc, which funded their exit from the Reko Diq project, following its reconstitution as described in note 4. This was settled in the second quarter of 2023.

BARRICK YEAR-END 2023	147	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); and restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2023	As at December 31, 2022
Cash deposits	$2,952	$2,994
Term deposits	1,196	1,443
Money market investments	—	3
	$4,148	$4,440
Of total cash and cash equivalents as of December 31, 2023, $nil (2022: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2023	148	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2022	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2023
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	372	—	—	1	373
5.80% notes[5,10]	396	—	—	—	396
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,083	—	(43)	2	1,042
Leases[8]	70	—	(13)	(1)	56
Other debt obligations	578	—	—	(2)	576
5.75% notes[9,10]	844	—	—	—	844
	$4,782	$—	($56)	$—	$4,726
Less: current portion[11]	(13)	—	—	—	(11)
	$4,769	$—	($56)	$—	$4,715

	Closing balance December 31, 2021	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2022
5.7% notes[3,10]	$843	$—	$—	$1	$844
5.25% notes[4]	744	—	(375)	3	372
5.80% notes[5,10]	395	—	—	1	396
6.35% notes[6,10]	594	—	—	1	595
Other fixed rate notes[7,10]	1,082	—	—	1	1,083
Leases[8]	68	—	(20)	22	70
Other debt obligations	581	—	—	(3)	578
5.75% notes[9,10]	843	—	—	1	844
	$5,150	$—	($395)	$27	$4,782
Less: current portion[11]	(15)	—	—	—	(13)
	$5,135	$—	($395)	$27	$4,769
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2022: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2022: $375 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2022: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2022: $600 million) of 6.35% notes which mature in 2036.
7Consists of $1.1 billion (2022: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2022: $250 million) of BNAF notes due 2038 and $807 million (2022: $850 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $13 million, Loulo-Gounkoto, $20 million, Veladero, $1 million, Lumwana, $3 million, Hemlo, $1 million, Pascua-Lama, $1 million and Tongon, $6 million (2022: $17 million, $24 million, $9 million, $4 million, $2 million, $2 million and $2 million, respectively).
9Consists of $850 million (2022: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of leases ($11 million; 2022: $13 million).

BARRICK YEAR-END 2023	149	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities including $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which rank equally with Barrick’s other unsecured and unsubordinated obligations.

5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in debt securities including $750 million of 5.25% notes that mature in 2042. During 2022, $375 million of the 5.25% notes was repaid.

Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2023, $43 million of the 5.95% notes was repaid.
In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC including $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF including $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving Credit Facility at that time. We provide an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility
In May 2023, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 1.00% on drawn amounts, and a standby rate of 0.09% on undrawn amounts. As part of the amendment, the termination date of the Credit Facility was extended from May 2027 to May 2028. The Credit Facility was undrawn as at December 31, 2023.
Interest

	2023		2022
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	20	5.29%	37	5.47%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	70	6.40%	70	6.39%
Leases	5	7.02%	4	6.56%
Other debt obligations	35	6.17%	35	6.25%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	5	2.82%	4	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	27	5.81%	29	6.07%
Other interest	73		34
	$394		$372
Less: interest capitalized	(42)		(29)
	$352		$343
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

BARRICK YEAR-END 2023	150	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2024	2025	2026	2027	2028	2029 and thereafter	Total
7.73% notes[2]	BGC	2025	$—	$7	$—	$—	$—	$—	$7
7.70% notes[2]	BGC	2025	—	5	—	—	—	—	5
7.37% notes[2]	BGC	2026	—	—	32	—	—	—	32
8.05% notes[2]	BGC	2026	—	—	15	—	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	807	807
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$—	$12	$47	$—	$—	$4,632	$4,691
Minimum annual payments under leases			$11	$10	$9	$9	$3	$14	$56
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.

c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, PKR, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.
Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.
During 2023 and 2022, we did not enter into any derivative contracts for US dollar interest rates, currencies, or commodity inputs. We had no contracts outstanding at December 31, 2023.

BARRICK YEAR-END 2023	151	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$131	$—	$—	$131
Receivables from provisional copper and gold sales	—	246	—	246
	$131	$246	$—	$377

Fair Value Measurements
At December 31, 2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$112	$—	$—	$112
Derivatives	—	59	—	59
Receivables from provisional copper and gold sales	—	188	—	188
	$112	$247	$—	$359
1   Includes equity investments in other mining companies.

b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2023		At December 31, 2022
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1,5]	$807	$807	$1,358	$1,358
Other investments[2]	131	131	112	112
Derivative assets[3]	—	—	59	59
	$938	$938	$1,529	$1,529
Financial liabilities
Debt[4]	$4,726	$5,107	$4,782	$4,922
Other liabilities[5]	574	574	1,562	1,562
	$5,300	$5,681	$6,344	$6,484
1Includes restricted cash and amounts due from our partners and joint ventures.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
32022 primarily consisted of contingent consideration received as part of the sale of Massawa and Lagunas Norte. During the first quarter of 2023, the final settlement of $46.25 million was received relating to the Massawa contingent consideration. During the fourth quarter of 2023, $15 million was received relating to the Lagunas Norte contingent consideration.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
52022 other assets include a restricted cash balance and other liabilities include a liability to Antofagasta plc. The restricted cash funded Antofagasta plc’s exit from the Reko Diq project, following its reconstitution as described in note 4. This was settled in the second quarter of 2023.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2023	152	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques

At December 31, 2023	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Property, plant and equipment[1]	—	—	54	54
1 Property, plant and equipment were written down by $312 million, which was included in earnings in this period.

Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 ■ Provisions

a) Provisions
	As at December 31, 2023	As at December 31, 2022
Environmental rehabilitation (“PER”)	$1,883	$2,013
Post-retirement benefits	36	46
Share-based payments	20	14
Other employee benefits	36	36
Other	83	102
	$2,058	$2,211

b) Environmental Rehabilitation
	2023	2022
At January 1	$2,204	$2,725
PERs divested during the year[1]	(64)	—
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	14	(117)
Settlements
Cash payments	(117)	(102)
Settlement gains	(7)	(5)
Accretion	29	23
Operating Sites
PER revisions in the year	91	(317)
Settlements
Cash payments	(50)	(43)
Settlement gains	(5)	(3)
Accretion	58	43
At December 31	$2,153	$2,204
Current portion (note 24)	(270)	(191)
	$1,883	$2,013
1 Primarily relates to the transfer of our Porgera mine to equity accounting method investment.

The eventual settlement of substantially all PERs estimated is expected to take place between 2024 and 2063.

The total PER has increased in the fourth quarter of 2023 by $56 million primarily due to a decrease in the discount rate, accretion and changes in cost estimates at our U.S. closure sites, Lumwana, Carlin, Cortez, Tongon and Loulo-Gounkoto properties, partially offset by the transfer of our Porgera mine to equity accounting method investment and spending incurred during the quarter. For the year ended December 31, 2023, our PER balance decreased by $51 million primarily due to spending incurred during the year, an increase in the discount rate, and the transfer of our Porgera mine to equity accounting method investment, partially offset by the changes in cost estimates described above, as well as our Phoenix property mainly driven by its conformance to the Global Industry Standard on Tailings Management, combined with accretion. A 1% increase in the discount rate would result in a decrease in the PER by $200 million and a 1% decrease in the discount rate would result in an increase in the PER by $243 million, while holding the other assumptions constant.

BARRICK YEAR-END 2023	153	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents, restricted cash, accounts receivable, notes receivable, JV receivable and JV partner receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.
We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group may implement hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during 2023 or 2022 and we do not have any positions outstanding as at December 31, 2023. Our gold and copper production is subject to market prices.

Fuel
We consume diesel fuel and natural gas to run our operations. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production costs.

Foreign Currency Risk
The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. We also have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. In addition, we also have exposure to the Pakistan rupee through project costs on Reko Diq. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs, project costs and overall net earnings, when translated into US dollars.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.1 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2023).
The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2023 is approximately $30 million (2022: $39 million).

b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, restricted cash, notes receivable, JV receivable, JV partner receivable, accounts receivable, as well as derivative assets. To mitigate our inherent exposure to credit risk on all financial assets listed above (other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell our gold and copper production into the world market and to financial institutions and private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.
The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

BARRICK YEAR-END 2023	154	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	As at December 31, 2023	As at December 31, 2022
Cash and equivalents	$4,148	$4,440
Accounts receivable	693	554
Derivative assets	—	59
Notes receivable	187	160
Kibali JV receivable	505	—
Norte Abierto JV partner receivable	81	172
Restricted cash	101	1,096
	$5,715	$6,481

c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn Credit Facility are included in note 25.
Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2023, our total debt was $4.7 billion (debt net of cash and equivalents was $578 million) compared to total debt as at December 31, 2022 of $4.8 billion (debt net of cash and equivalents was $342 million).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2023) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.02:1 as at December 31, 2023).
The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2023	155	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

As at December 31, 2023
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,148	$—	$—	$—	$4,148
Accounts receivable	693	—	—	—	693
Notes receivable	—	46	3	138	187
Kibali JV receivable	148	314	43	—	505
Norte Abierto JV partner receivable	20	10	—	51	81
Restricted cash	—	4	—	97	101
Trade and other payables	1,503	—	—	—	1,503
Debt	11	78	12	4,646	4,747
Other liabilities	69	243	89	173	574
As at December 31, 2022
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,440	$—	$—	$—	$4,440
Accounts receivable	554	—	—	—	554
Notes receivable	—	11	3	146	160
Norte Abierto JV partner receivable	23	25	—	124	172
Restricted cash	945	15	—	136	1,096
Derivative assets	59	—	—	—	59
Trade and other payables	1,556	—	—	—	1,556
Debt	13	30	64	4,697	4,804
Other liabilities	1,017	210	76	259	1,562
d) Capital Risk Management
Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and maintain financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ■ Other Non-Current Liabilities

	As at December 31, 2023	As at December 31, 2022
Deposit on Pascua-Lama silver sale agreement	$162	$158
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	398	415
Long-term income tax payable	165	200
GoT shareholder loan	82	118
Pueblo Viejo JV partner shareholder loan	383	318
Provision for offsite remediation	34	32
Other	17	88
	$1,241	$1,329
1Revenues of $36 million were recognized in 2023 (2022: $40 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”). Effective January 1, 2020, the GoT received a 16% interest in the shareholder loans owed by Bulyanhulu and Buzwagi, of which $167 million was payable to the GoT. During 2023 and 2022, $37 million and $32 million, respectively, was offset against VAT.

BARRICK YEAR-END 2023	156	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders will lend funds pro rata in accordance with their shareholding in Pueblo Viejo. The PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, Facility I was extended to December 31, 2022. Starting in 2023, amortized repayments for Facility I began twice yearly on the scheduled repayment dates, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is SOFR plus 400 basis points.
During 2022, 2021 and 2020, $369 million, $327 million and $104 million, respectively, were drawn on Facility I, fully drawing it down, including $147 million, $131 million and $42 million, respectively, from Barrick’s Pueblo Viejo JV partner. During 2023, $80 million was repaid on Facility I, including $32 million from Barrick’s Pueblo Viejo JV partner.
During 2023 and 2022, $242 million and $75 million, respectively, were drawn on Facility II, including $97 million and $30 million, respectively, from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to deliver 25%  of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, which was the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick's outstanding debt. The liability had a balance of $162 million as at December 31, 2023 and is measured at amortized cost.

Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.
Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:
•7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter. As at December 31, 2023, approximately 343,000 ounces of gold have been delivered.
•75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver will be delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. As at December 31, 2023, approximately 12 million ounces of silver have been delivered.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2023	157	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.
Current income taxes of $5 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for these items as at December 31, 2023 is $12 million. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $12,915 million as at December 31, 2023.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2023	As at December 31, 2022
Deferred tax assets
Tax loss carryforwards	$292	$307
Tax credits	58	—
Environmental rehabilitation	270	205
Post-retirement benefit obligations and other employee benefits	17	31
Other working capital	115	85
Other	10	10
	$762	$638
Deferred tax liabilities
Property, plant and equipment	(3,748)	(3,476)
Inventory	(446)	(389)
Accrued interest payable	(7)	(1)
	($3,439)	($3,228)
Classification:
Non-current assets	$—	$19
Non-current liabilities	(3,439)	(3,247)
	($3,439)	($3,228)

Expiry Dates of Tax Losses

	2024	2025	2026	2027	2028+	No expiry date	Total
Non-capital tax losses[1]
Barbados	$212	$218	$2	$119	$10	$—	$561
Canada		2	1	69	2,133	—	2,205
Chile	—	—	—	—	—	1,048	1,048
Peru	—	—	—	—	—	100	100
Saudi Arabia	—	—	—	—	—	330	330
Tanzania	—	—	—	—	—	1,108	1,108
United Kingdom	—	—	—	—	—	165	165
Others	1	1	1	36	62	45	146
	$213	$221	$4	$224	$2,205	$2,796	$5,663
1Represents the gross amount of tax loss carryforwards translated at closing exchange rates at December 31, 2023.

The non-capital tax losses include $4,834 million of losses which are not recognized in deferred tax assets. Of these, $213 million expire in 2024, $221 million expire in 2025, $4 million expire in 2026, $224 million expire in 2027, $2,143 million expire in 2028 or later, and $2,029 million have no expiry date.

Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:
•Historic and expected future levels of taxable income;
•Tax plans that affect whether tax assets can be realized; and
•The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market prices for gold, copper and silver; forecasted future costs and expenses to produce gold and copper; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

BARRICK YEAR-END 2023	158	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Tax Assets Not Recognized

	As at December 31, 2023	As at December 31, 2022
Argentina	$—	$154
Australia	303	306
Barbados	31	53
Canada	904	954
Chile	1,109	1,084
Côte d'Ivoire	8	6
Mali	10	9
Peru	67	65
Saudi Arabia	67	65
Tanzania	110	109
United Kingdom	41	22
United States	26	15
Others	12	4
	$2,688	$2,846
Deferred tax assets not recognized relate to: non-capital loss carryforwards of $1,163 million (2022: $1,168 million), capital loss carryforwards with no expiry date of $251 million (2022: $262 million), and other deductible temporary differences with no expiry date of $1,274 million (2022: $1,416 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2023	2022
Temporary differences
Property, plant and equipment	($272)	$80
Environmental rehabilitation	64	(56)
Tax loss carryforwards	(14)	(23)
AMT and other tax credits	58	(10)
Inventory	(58)	27
Other	11	18
	($211)	$36
Intraperiod allocation to:
Income before income taxes	($181)	$41
Derecognition of Porgera´s joint operation	(29)	—
Income tax payable	2	(2)
Other comprehensive income	(3)	(5)
Other	—	2
	($211)	$36

Income Tax Related Contingent Liabilities
	2023	2022
At January 1	$60	$257
Additions based on uncertain tax positions related to prior years	1	1
Additions based on uncertain tax positions related to the current year	5	7
Reductions for tax positions of prior years	(18)	(45)
Reclassifications[1]	—	(160)
At December 31[2]	$48	$60
1Following the full implementation of the Framework Agreement in Tanzania, the agreed payment obligations are shown in current and long-term income tax payables.
2If reversed, the total amount of $48 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Argentina	2010-2011, 2016-2023
Australia	2019-2023
Canada	2016-2023
Chile	2015-2023
Côte d'Ivoire	2020-2023
Democratic Republic of Congo	2022-2023
Dominican Republic	2020-2023
Mali	2017-2023
Papua New Guinea	2023
Peru	2018-2023
Saudi Arabia	2019-2023
Tanzania	2018-2023
United States	2023
Zambia	2018-2023

31 ■ Capital

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,755,569,554 common shares as at December 31, 2023). Our common shares have no par value.

Dividends
In 2023, we declared and paid dividends in US dollars totaling $700 million (2022: $1,143 million).
The Company’s dividend reinvestment plan resulted in $3 million (2022: $5 million) reinvested into the Company.

Share Buyback Program
At the February 14, 2023 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the following 12 months. In 2023, Barrick did not purchase any shares under this program. At the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2023	159	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2023	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2022	$6,061	$1,189	$298	$953	$29	$—	($80)	$8,450
Acquisitions	—	—	—	—	—	329	—	329
Share of income (loss)	633	96	35	(179)	—	—	—	585
Disbursements	(626)	(157)	(12)	(35)	(16)	—	—	(846)
At December 31, 2022	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
Share of income (loss)	548	63	25	69	7	(31)	—	681
Cash contributed	—	—	—	—	—	40	—	40
Disbursements	(454)	(48)	(24)	(48)	(4)	—	—	(578)
At December 31, 2023	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023	As at Dec. 31, 2022	As at Dec. 31, 2023
Current assets	$2,531	$2,408	$547	$485	$303	$437	$782	$928	$118	$158	$21
Non-current assets	14,094	13,863	5,244	5,003	2,006	1,917	3,747	3,602	225	165	752
Total assets	$16,625	$16,271	$5,791	$5,488	$2,309	$2,354	$4,529	$4,530	$343	$323	$773
Current liabilities	704	586	1,079	889	760	800	171	189	135	170	62
Non-current liabilities	1,147	1,135	1,538	1,421	409	422	539	560	68	46	—
Total liabilities	$1,851	$1,721	$2,617	$2,310	$1,169	$1,222	$710	$749	$203	$216	$62
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	$6,051	$5,573	$1,118	$1,303	$1,033	$1,032	$1,335	$1,236	$398	$356	$—
Income (loss) from continuing operations after tax	1,645	3,018	108	170	158	210	326	(912)	64	(4)	(62)
Other comprehensive income (loss)	(8)	1	—	—	—	—	—	—	—	—	—
Total comprehensive income (loss)	$1,637	$3,019	$108	$170	$158	$210	$326	($912)	$64	($4)	($62)
Dividends paid to NCI[2]	$454	$626	$48	$60	$—	$3	$48	$35	$4	$13	$—

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Net cash provided by (used in) operating activities	$2,667	$2,693	$447	$524	$238	$275	$467	$459	$82	$75	($38)
Net cash used in investing activities	(1,405)	(1,103)	(429)	(599)	(311)	(253)	(375)	(322)	(30)	(32)	(3)
Net cash provided by (used in) financing activities	(1,182)	(1,631)	42	67	(46)	(222)	(196)	(176)	(103)	(76)	54
Net increase (decrease) in cash and cash equivalents	$80	($41)	$60	($8)	($119)	($200)	($104)	($39)	($51)	($33)	$13
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Includes partner distributions.

BARRICK YEAR-END 2023	160	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2023	2022
Salaries and short-term employee benefits[1]	$25	$33
Post-employment benefits[2]	3	4
Share-based payments and other[3]	27	31
	$55	$68
1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2 Represents Company contributions to retirement savings plans.
3 Relates to DSU, RSU, and PGSU grants and other compensation.

34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Compensation expense for RSUs was a $30 million charge to earnings in 2023 (2022: $23 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.
Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2023, the weighted average remaining contractual life of RSUs was 0.82 years (2022: 0.80 years).

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2022	678	$12.6	2,518	$31.0
Settled for cash	—	—	(1,656)	(29.2)
Granted	159	2.9	1,406	24.2
Credits for dividends	—	—	69	1.3
Change in value	—	(1.1)	—	(1.0)
At December 31, 2022	837	$14.4	2,337	$26.3
Settled for cash	—	—	(1,383)	(23.2)
Granted	174	2.9	1,820	32.9
Credits for dividends	—	—	81	1.4
Change in value	—	1.0	—	(3.4)
At December 31, 2023	1,011	$18.3	2,855	$34.0

b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2023, 3,002 thousand units had been granted at a fair value of $36 million (2022: 3,117 thousand units at a fair value of $38 million).

BARRICK YEAR-END 2023	161	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Pascua-Lama – Proposed Canadian Securities Class Actions
Proposed securities class actions have been commenced against the Company and four of its former senior executives (Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver) in Ontario and Quebec. The proceedings pertain to the Company’s public disclosures concerning the Pascua-Lama Project. In the Ontario litigation, the Plaintiffs have alleged that Barrick made false and misleading statements to the investing public during the period from approximately July 2011 to October 2013 relating to capital cost and schedule estimates for Pascua-Lama, environmental compliance matters in Chile, as well as various accounting and financial reporting matters. The claim for damages is stated to be more than $3 billion.
In the Quebec litigation, the Plaintiff has alleged that Barrick made misrepresentations during the period from approximately April 2011 to October 2013 concerning environmental compliance matters in Chile. An unspecified amount of damages is being sought.
In both Ontario and Quebec, the Plaintiffs have asserted claims under the secondary market liability provisions of applicable securities legislation (as well as other claims). In order to pursue statutory claims of that nature, “leave to proceed” must be obtained from the Court. In addition, in order to pursue any claims on behalf of a class of shareholders, an order certifying an action as a class proceeding must be obtained from the Court.
In March 2020, the Superior Court of Quebec denied the Plaintiff’s motions for leave to proceed and for class certification in their entirety.
The Plaintiff appealed to the Quebec Court of Appeal, which rendered its decision on December 19, 2022. The Court of Appeal allowed the appeal in part. It granted leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a statutory secondary market claim pertaining to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion & Analysis for the second quarter of 2012. The Court of Appeal also granted class certification in respect of that claim, authorizing the Plaintiff to represent a class of shareholders who acquired Barrick shares during the period from July 26, 2012 to October 31, 2012. The remainder of the appeal was dismissed.
The matter was returned to the Superior Court of Quebec and a case management judge was assigned.
On March 20, 2023, the Superior Court issued an Order suspending certain deadlines for three months on consent of the parties. This suspension was subsequently extended until November 15, 2023 and has now expired.
In October 2019, the Ontario Superior Court of Justice granted the Plaintiffs leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a claim concerning the same statement in Barrick’s Management’s Discussion & Analysis for the second quarter of 2012 referred to above. The Court dismissed all of the other statutory secondary market misrepresentation claims at issue.
The Plaintiffs filed an appeal to the Court of Appeal for Ontario. In February 2021, the Court of Appeal allowed the Plaintiffs’ appeal in part. The Court of Appeal set aside the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Court of Appeal upheld the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile.
The Superior Court heard the Plaintiffs’ motion for leave to proceed in respect of the cost, scheduling, accounting and financial reporting claims in January 2022. The Court decided the motion in decisions released on March 22 and July 18, 2022. The Court granted leave to proceed as against Barrick, Mr. Regent and Mr. Sokalsky in respect of claims pertaining to capital cost and schedule estimates disclosed by the Company in 2012. All of the remaining cost and scheduling claims, and all of the accounting and financial reporting claims, were dismissed. The Plaintiffs once again filed an appeal with the Court of Appeal for Ontario. The hearing of the appeal was held on December 13, 2023. On February 13, 2024, the Court of Appeal dismissed the Plaintiffs’ appeal in its entirety.
The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it does not intend to hear that motion until after the Plaintiffs’ motion for leave to proceed has been fully determined.
The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome in either Ontario or Quebec.

Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that required CMN to complete the water management system in accordance with the Project’s environmental permit before resuming construction activities. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million, which CMN paid in May 2013.

BARRICK YEAR-END 2023	162	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, claimed that the fine was inadequate and requested more severe sanctions, including the revocation of the Project’s environmental permit. The SMA and CMN, which was joined as a party to this proceeding, defended the Original Resolution.
On March 3, 2014, the Santiago Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision.
As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.
On that same date, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval. In May 2015, CMN submitted a compliance program to address certain allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015 and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s challenge and CMN declined to appeal this decision.
On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding.
On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, which reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution did not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).
On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the SMA sanctions. The Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. However, it upheld the SMA’s fifth order for the closure of the Chilean side of the Project.
Following the issuance of the Revised Resolution, the Company reversed the estimated amount recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017.
On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution.
On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions in the Revised Resolution. As part of its ruling, it also ordered the SMA to reevaluate certain environmental infringements, which may result in the imposition of additional fines against CMN. The Company did not appeal, and the Chilean side of the Pascua-Lama project is being transitioned to closure in accordance with that ruling.
On July 12, 2022, the Chilean Supreme Court rejected a challenge to the Antofagasta Environmental Court’s decision filed by a group of local farmers who claimed more stringent sanctions were appropriate. As a result, the SMA will determine the appropriate administrative fine to be imposed on CMN with respect to two environmental infringements.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the amount of the additional administrative fine to be imposed by the SMA.
Veladero – Operational Incidents and Associated Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents at the Veladero Valley Leach Facility (“VLF”) occurring in March 2017 (the “March 2017 incident”), September 2016 (the “September 2016 incident”) and September 2015 (the “September 2015 incident”), and involving the San Juan Provincial mining authority, the Argentine federal government, and certain residents of Jachal, Argentina. Regulatory authorities were notified following the occurrence of each of these incidents, and remediation and/or monitoring activities were undertaken as appropriate. Although the September 2015 incident resulted in the release of cyanide-bearing process solution into a nearby waterway, environmental monitoring conducted by MAS and an independent third party has demonstrated that the incident posed no risk to human health at downstream communities. Monitoring and inspection following the September 2016 incident and remediation and inspection following the March 2017 incidents confirmed that those incidents did not result in any long-term environmental impacts.

Regulatory Proceedings and Actions
San Juan Provincial Regulatory Proceedings
On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the Mining Code relating to the September 2015 incident. MAS was formally notified of the imposition of an administrative fine in connection with the incident on March 15, 2016. MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. After the San Juan government rejected MAS’ administrative appeal of this decision, on September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts, which is ongoing.

BARRICK YEAR-END 2023	163	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
MAS is also the subject of a consolidated provincial regulatory proceeding related to the September 2016 incident and the March 2017 incident. MAS received notice of a resolution on December 27, 2017, from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) for both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration and an appeal with the San Juan Provincial mining authority. MAS was notified in March 2018 that the San Juan Provincial mining authority had rejected the request for reconsideration of the administrative fine. The pending appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action
Following the March 2017 incident, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process. The Jachal Court lifted the leaching process suspension in June 2017. The Jachal Court tried to join this proceeding with the Federal Amparo Action (as defined below), triggering a jurisdictional dispute. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court in connection with the Federal Amparo Action described below, meaning that the Jachal Court has retained jurisdiction over the Provincial Amparo Action and the two amparo actions were not effectively joined. The Provincial Amparo Action case file has not yet been remitted to the Jachal Court by the Supreme Court (see “Federal Amparo Action” below).

Federal Amparo Action
On April 4, 2017, the National Minister of Environment of Argentina filed an amparo protection action in the Federal Court in connection with the March 2017 incident (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspension orders described in the Provincial Amparo Action above, and challenged the jurisdiction of the Federal Court as well as the standing of the National Minister of Environment and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. The Company was notified on October 1, 2020, that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that the Federal Court is competent to hear the case. The
Federal Court ordered the resumption of the proceedings on February 19, 2021.
On October 12, 2022, MAS received notice of the Federal Amparo Action. MAS submitted its response on October 27, 2022. The matter remains pending before the Federal Court.

Civil Action
On December 15, 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 incident. MAS replied to the lawsuit in February 2017 and it also responded to the supplemental claim and intends to continue defending this matter vigorously.

Criminal Matters
Federal Criminal Matters
A federal criminal investigation was initiated by a Buenos Aires federal court (the “Federal Court”) based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the September 2015 incident (the “Federal Investigation”). On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal officials, ruling that the Federal Court does not have jurisdiction to investigate the solution release.
On April 11, 2018, the federal judge indicted three former federal officials, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls during 2015 and the case was sent to trial. The proceeding poses no risk of conviction or liability for any of the directors of MAS.

Glacier Investigation
On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) with regard to the September 2015 incident. On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign the Glacier Investigation to himself, and to request that it be admitted as a party in order to present evidence supporting MAS. On September 14, 2017, the Federal Court of Appeals ordered the federal judge to consolidate the two investigations and clarified that MAS is not a party to the case and therefore does not have standing to seek the recusal of the federal judge, but nonetheless recognized MAS’ right to continue to participate in the case (without clarifying the scope of those rights).
On November 27, 2017, the federal judge indicted four former federal officials, alleging abuse of authority in

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connection with their actions and omissions related to the enforcement of Argentina’s glacier legislation. The Court of Appeals confirmed the indictments and on August 6, 2018, the case was assigned to a federal trial judge.
In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation and will face trial. In 2019, one of the former federal officials, who was indicted on separate charges under both investigations, passed away and charges against him were dropped.
Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

Veladero – Tax Assessment and Criminal Charges
On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $680,000 at the prevailing exchange rate at December 31, 2023), plus interest and fines, for a maximum estimated exposure of approximately $5.5 million. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.
On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.
The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.
In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).
Hearings for the Criminal Tax Case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and appealed by the prosecution.
On June 2, 2021, the trial court issued a decision dismissing the Criminal Tax Case against the directors. AFIP appealed and on September 24, 2021, the Mendoza Federal Court of Appeals partially reversed the trial court’s decision, ruling that there was insufficient evidence to either indict the directors or dismiss the case against them, and ordering additional investigation by the trial court. The Criminal Tax Case was remanded to the trial court in accordance with the decision of the Mendoza Federal Court of Appeals, and the trial court has ordered additional evidence to be prepared by the court-appointed expert.
On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina
Tax Treaty to the Tax Assessment. MAS appealed this decision on February 18, 2022.
Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. AFIP appealed this ruling to the Court of Appeals. On November 7, 2022, the Court of Appeals affirmed the dismissal of the charges. AFIP challenged this decision before the Court of Cassation, Argentina’s highest federal criminal court below the National Supreme Court, which granted leave to appeal on December 29, 2022. The Court of Cassation’s decision, which remains pending, will be rendered on the basis of the parties’ written submissions.
The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Perilla Complaint
In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs' motion to admit an amended complaint and also filed an opposition to the plaintiffs' motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. To date, neither the plaintiffs nor the Company have advised the Court of an intention to resume the proceedings and the matter has been inactive since November 2011. If this matter is reactivated, the Company intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan
In April 2010, the Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases (the “Environmental Rules”). The Environmental Rules purport to create a new special civil action or remedy called a “Writ of Kalikasan” available to persons whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation. The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. Damages are not an available remedy under this procedure.

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On February 25, 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines by Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy against Placer Dome Inc. (“Placer Dome”) and the Company (the “Petition”). The Petition was subsequently transferred to the Court of Appeals.
The Petition alleges that Placer Dome violated the Petitioners' constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam breach, the 1996 Boac river tailings spill and the failure of Marcopper Mining Corporation (“Marcopper”) to properly decommission the Marcopper mine. Placer Dome was a minority indirect shareholder of Marcopper at all relevant times. The Petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome and are seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.
On April 4, 2011, the Company filed its Return Ad Cautelam (or defence pleading) seeking the dismissal of the Petition with prejudice. Barrick also filed extensive affidavit evidence as required by the Environmental Rules. Placer Dome adopted the Company’s defence as its own.
All appearances by the Company and Placer Dome in the Supreme Court and the Court of Appeals in this matter have been by way of special and limited appearance, without submitting to the jurisdiction of either Court.
The Company filed a motion in March 2011 challenging the constitutionality of the Environmental Rules and the jurisdiction of the Court. On October 18, 2019, the Court of Appeals decided the motion and rejected the Company’s constitutional objections. The Court also held that it has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in the Petition. This “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date.
In November 2011, the case was suspended to permit the parties to explore the possibility of a settlement. Settlement discussions ended unsuccessfully in early 2014, but the proceedings were not re-activated until March 2019 when the Court of Appeals lifted the order suspending the proceedings.
In December 2019, depositions of all of the Company’s witnesses were conducted. Petitioners’ counsel did not appear at these depositions or conduct any cross-examination of the Company’s witnesses. These transcripts now form part of the evidence in the Court record for the merits hearing and the Petitioners have foregone the opportunity to cross-examine the Company’s witnesses.
Since the Fall of 2019, the Petitioners have taken numerous steps to attempt to file additional evidence and to seek to expand the case beyond the scope of the matters pleaded in the Petition, including to alleged maintenance and structural integrity issues supposedly associated with Marcopper mine infrastructure.
On October 27, 2020, the Province of Marinduque (the “Province”) filed a Motion for Leave to Intervene and a
Petition-in-Intervention (the “Intervention Motion”). On January 21, 2021, the Court of Appeals granted the Province’s Intervention Motion and admitted the Province’s Petition-in-Intervention. In the Petition-in-Intervention, the Province seeks to expand the scope of relief sought within the Writ of Kalikasan proceeding to include claims seeking rehabilitation and remediation of alleged maintenance and structural integrity issues supposedly associated with Marcopper mine infrastructure. On June 24, 2021, the Company filed an urgent motion asking the Court of Appeals to clarify whether its granting leave to the Province to intervene in the Petition expands the scope of issues being litigated in the proceeding. This motion is pending and has not yet been decided by the Court.
On June 25, 2021, the Company filed a Return Ad Cautelam in response to the Province’s Petition-in-Intervention.
On November 2, 2021, the Company filed a Motion to Strike and Reply in respect of the Province’s Petition-in-Intervention. In the Motion to Strike and Reply, the Company seeks to strike those portions of the Petition-in-Intervention that seek to expand the issues or seek novel and additional relief for alleged wrongdoing that is not pleaded in the Petitioners’ Writ of Kalikasan proceeding. This motion is pending and has not yet been decided by the Court.
On February 17, 2021, the Province filed a Motion to Implead asking the Court of Appeals to add Marcopper as a respondent. On June 14, 2021, the Court of Appeals denied the Province’s Motion to add Marcopper as a respondent. On July 2, 2021, the Province of Marinduque filed a Motion for Reconsideration of the June 14, 2021 decision. This motion is pending and has not yet been decided by the Court.
On December 2, 2020, the trial commenced. It subsequently resumed on January 27, 2021 and again on July 6, 2021. The Petitioners called a total of three witnesses over the three trial dates, in addition to two of the named Petitioners (whose affidavits were accepted into evidence on agreement without the requirement to attend in person).
On July 26, 2021, the Petitioners filed their Formal Offer of Evidence, which formally concludes the Petitioners’ evidence portion of the trial. On October 27, 2021, the Company filed its Comments and Opposition to the Petitioners’ Formal Offer of Evidence dated July 26, 2021. The Court has not yet resolved the outstanding issues concerning the Petitioners’ Formal Offer of Evidence.
No further trial dates have been set for the Company’s evidence portion of the trial.
On June 30, 2022 the Company filed a Motion with the Court seeking court-ordered mediation between the Company and the Province. On October 26, 2022 the Court granted the Motion.
This proceeding was suspended in October 2022 to allow for court-annexed mediation to continue. Successive extensions of the suspension were granted at the request of the parties. On January 15, 2024, the Court issued a Resolution granting a “final” extension of the suspension to November 13, 2023, which extension had expired by the time the Court issued its Resolution. The Court also scheduled a hearing date of February 13, 2024 for the parties to provide an update concerning the status of the court-annexed mediation, as well as for the parties to

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present their arguments regarding the pending motion filed by the Company on June 24, 2021 as described above. The parties jointly requested that the suspension nevertheless be extended for six months. During the February 13, 2024 hearing, the Court indicated that it would consider the parties’ joint request. The Court set the next hearing date for August 13, 2024, and confirmed that it would not decide the pending motion at this time.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Porgera Special Mining Lease
On April 25, 2020, the Porgera gold mine was put on care and maintenance, after Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that its application for a 20-year extension of Porgera’s Special Mining Lease (“SML”) had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera mine could be reopened, for the benefit of all stakeholders involved.
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders receive a 51% equity stake in the Porgera mine, with the remaining 49% held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG retains the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years. Under the terms of the Commencement Agreement, BNL remained in possession of the site and maintained the mine on care and maintenance while the parties worked to satisfy the conditions required for the reopening of the Porgera mine as summarized below.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022.
Six out of the seven pieces of legislation took effect as of April 11 and 14, 2023, respectively, when they were published in the National Gazette, as required under PNG Law. The remaining act awaits publication to take effect.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, the state-owned Kumul Minerals (Porgera) Limited and MRE. New Porgera Limited, the new Porgera joint venture company, was incorporated on September 22, 2022, and subsequently became a party to the Commencement Agreement and the Shareholders’ Agreement on October 13, 2023.
Under standstill arrangements contemplated by the Commencement Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute were suspended. These proceedings included Judicial Review actions filed by BNL against the Government of Papua New Guinea in April and September 2020, and international arbitration initiated by Barrick (PD) Australia Pty Limited, the Company’s subsidiary and an investor in the Porgera mine, before the World Bank’s ICSID in September 2020.
New Porgera Limited lodged an application with the Mineral Resources Authority for a new SML on June 13, 2023, in accordance with the Commencement Agreement. On October 13, 2023, the new SML, Special Mining Lease 13, was granted by the Independent State of PNG to New Porgera Limited, following the execution of the Mining Development Contract between the Independent State of PNG and New Porgera Limited. The granting of the new SML to New Porgera Limited reduced Barrick’s ownership interest in the Porgera mine from 47.5% to 24.5%. Also on October 13, 2023, the Independent State of PNG and New Porgera Limited executed the Fiscal Stability Agreement for the Porgera mine and New Porgera Limited and BNL executed the Project Operatorship Agreement, pursuant to which BNL was appointed as operator of the Porgera mine.
Following the granting of the new SML, New Porgera Limited commenced negotiations with the Porgera mine property’s landowners on the terms of the land compensation agreements applicable to the new SML. The majority of landowners agreed to allow the Porgera mine to reopen on the compensation terms that applied under the original Porgera joint venture, and to defer substantive negotiation on new compensation terms until after the mine reopens. The PNG National Parliament passed legislation on November 29, 2023 to enable the mine to reopen on this basis, and New Porgera Limited will make true-up payments to landowners for any increase in compensation under the new agreements from the date the new SML was granted.
The Commencement Agreement became unconditional on December 8, 2023, and formal completion of the Commencement Agreement was achieved on December 22, 2023. Work started on the recommissioning of the Porgera mine on that date and mining and processing are expected to restart at Porgera in the first quarter of 2024. BNL is taking steps to withdraw the legal proceedings that it initiated in relation to the Porgera dispute in accordance with the Commencement Agreement, and the international arbitration proceedings were formally terminated on January 25, 2024. The other parties to the Commencement Agreement including the State of PNG have a similar obligation to withdraw such proceedings.

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Porgera Tax Audits
In April 2020, BNL received a position paper from the Internal Revenue Commission ("IRC") in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $123 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2023) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $457 million (including penalties, based on the kina foreign exchange rate as at December 31, 2023). BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act. The Company also filed applications to resolve certain elements of the amended tax assessments pursuant to the Canada-Papua New Guinea Income Tax Convention Act. These applications were subsequently withdrawn.
On June 20, 2023, the IRC, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve the tax dispute, satisfying one of the conditions to the reopening of the Porgera mine as provided under the Commencement Agreement (see “Porgera Special Mining Lease” above). The majority of the settlement amount was paid prior to year-end 2023 with a final payment due in 2024.

North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against the Company in the Ontario Superior Court of Justice in respect of alleged security-related incidents in the vicinity of the North Mara Mine in Tanzania. The named plaintiffs purport to have been injured, or to be the dependents of individuals who were allegedly killed, by members of the Tanzanian Police Force. The Statement of Claim asserts that Barrick Gold Corporation is legally responsible for the actions of the Tanzanian Police Force, and that the Company is liable for an unspecified amount of damages. The Company believes that the allegations are without merit, including because the Tanzanian Police Force is a sovereign police force that operates under its own chain of command.
In May 2023, Barrick filed a motion to dismiss or permanently stay the Ontario action on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. The hearing of the motion has been scheduled for October 2024.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome. If the action proceeds, the Company intends to defend it vigorously.

Loulo-Gounkoto Tax Dispute – VAT Credit Offsets
At the end of November 2023, Société des Mines de Loulo SA (“Loulo”) and Société des Mines de Gounkoto (“Gounkoto”), which own and operate the Loulo-Gounkoto complex, received tax collection notices equivalent to approximately $417 million (including penalties and interest, and based on the CFA foreign exchange rate as at December 31, 2023). The amounts set forth in these notices relate to previously certified VAT credit balances used to offset against corporate income tax, mining royalties and other taxes, which have now been retroactively disallowed by the Malian tax authority, resulting in additional amounts allegedly owed by Loulo and Gounkoto for accounting periods ranging from March 2017 to November 2023.
The Company has reviewed the tax collection notices and concluded that they are without merit, as tax payments were validly made by Loulo and Gounkoto during the relevant periods by offsetting VAT credits certified by the tax authority in accordance with Malian law, established custom and, in the case of the Loulo mine, as expressly provided in the Loulo mining convention.
The Company is engaged in discussions with the Malian tax authority with respect to this matter. In early December 2023, a 6-month stay of enforcement of the tax collection notices was granted by the tax authority in exchange for the payment of approximately $17 million (based on the CFA foreign exchange rate as at December 31, 2023). As agreed with the Malian tax authority, this payment will be refunded to the Company if the tax collection notices are abandoned by the tax authority or rejected by the Malian Tax Court. Alternatively, the payment will be applied toward the total amount allegedly owed by Loulo and Gounkoto if the tax collection notices are upheld.
The Company will vigorously defend its position that the tax collection notices are unfounded, and no amounts have been recorded for any potential liability arising from these claims as the Company cannot reasonably predict the outcome.

Loulo-Gounkoto Mining Convention Negotiations
Each of Loulo and Gounkoto have separate legally binding establishment conventions with the State of Mali, which guarantee the stability of the regime set out therein, govern applicable taxes and allow for international arbitration in the event of disputes.
During the second quarter of 2020, an agreement was reached whereby the Government of Mali undertook to extend for a 15-year period the convention governing the Loulo mine at its expiration in April 2023 in exchange for the waiver of a withholding tax exemption and agreement to pay a priority dividend to the State. The Malian Government has not taken any steps to implement the agreed extension of the Loulo mining convention and in December 2023, the Government alleged that the Loulo mining convention expired in April 2023. The Company is continuing to engage with the Government of Mali to resolve this matter in a manner that protects the rights of Loulo and Gounkoto under their existing establishment conventions while also achieving the stated objectives of the Transitional Government to provide for the equitable sharing of economic benefits from the mining industry. These discussions are ongoing and include engagement with a committee established by the Transitional Government to renegotiate mining conventions.
No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Zaldívar Chilean Tax Assessment
On August 28, 2019, Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada ("CMZ"), received

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notice of a tax assessment from the Chilean Internal Revenue Service ("Chilean IRS") amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the "2015 Tax Assessment"). The 2015 Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed on certain aspects with CMZ’s position and reduced the Assessment to $678 million (including interest and penalties as at December 31, 2021) which was mainly referring to the deduction related to the intercompany transaction mentioned above. CMZ continued discussions with the Chilean IRS prior to the authority’s final decision.
On March 17, 2020, CMZ filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the 2015 Tax Assessment. The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.
In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.
On September 29, 2020, the Tax Court approved CMZ's request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding.
On December 30, 2022, the Tax Court issued its decision, dismissing CMZ’s claims and upholding the Zaldívar Tax Assessments as issued by the Chilean IRS. Accordingly, as of December 31, 2023, CMZ’s exposure, including applicable interest and penalties, amounts to approximately $899 million. On January 20, 2023, CMZ filed an appeal against the Tax Court’s decision, which will be heard by the Court of Appeals of La Serena. A hearing date for the appeal is still pending. The Company continues to engage with the Chilean IRS to resolve this matter.
The Company continues to believe that the Zaldívar Tax Assessments are without merit and intends to continue to vigorously defend its position.
No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessments as the Company cannot reasonably predict the outcome.

Kibali Customs Dispute
At the end of January and in early February 2022, Kibali Goldmines SA, which owns and operates the Kibali gold mine in the Democratic Republic of Congo, received fifteen claims from the Direction Générale des Douanes et Accises (“Customs Authority”) concerning customs duties. The Customs Authority claimed that incorrect import duty tariffs had been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claimed that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applied. Finally, the Customs Authority claimed that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, totaled $339 million.
The Company has examined the Customs Authority claims and, except for certain immaterial items for which a provision has already been made, concluded that they were without merit, as they sought to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, were in line with ministerial instruction letters.
The Company engaged in discussions with the Customs Authority and Ministry of Finance to resolve the customs claims. As a result of these discussions, all of the customs claims have now been resolved with the exception of one immaterial claim for which a provision has already been made.

Zaldívar Water Claims
On March 30, 2022, the State Defense Council ("CDE"), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ SpA”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.). The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.
CMZ SpA presented its defense on June 15, 2022. On July 26, 2022, the Court issued an order governing the evidentiary stage of the trial. Following an agreed suspension from July through November 2022, the proceeding resumed. On January 30, 2023, a conciliation hearing was held to address a potential settlement proposal by Albermarle Ltda. As of that hearing date, the proceedings were stayed for a further 60-day period to allow settlement discussions to continue among the parties.
On April 6, 2023, the Environmental Court of Antofagasta agreed to stay the proceedings through May 6, 2023 to allow for further settlement discussions. The stay expired without a settlement agreement being reached. The Court held an evidentiary hearing during the week of July 24, 2023, and a site inspection took place on August 16 and 17, 2023. Discussions regarding a potential settlement are nevertheless still ongoing. The parties have jointly requested a further site inspection for March 2024, and the Court has ordered certain additional evidentiary measures. If the request for the site inspection is denied, the Court is expected to issue a decision on the basis of the existing record.
The Company intends to continue to vigorously defend its position. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

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Shares Listed
GOLD     The New York Stock Exchange
ABX    The Toronto Stock Exchange

Transfer Agents and Registrars
TSX Trust Company
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or
Equiniti Trust Company, LLC
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Telephone: +1 416 682 3860
Fax: +1 514 985 8843

Toll Free (North America)
Telephone: 1 800 387 0825
Fax: 1 888 249 6189

Email: shareholderinquires@tmx.com
Website: www.tsxtrust.com

Corporate Office
Barrick Gold Corporation
161 Bay Street, Suite 3700
Toronto, Ontario M5J 2S1
Canada

Telephone: +1 416 861-9911
Email: investor@barrick.com
Website: www.barrick.com

Enquiries
President and Chief Executive Officer
Mark Bristow
+1 647 205 7694
+44 7880 711 386

Senior Executive Vice-President and
Chief Financial Officer
Graham Shuttleworth
+1 647 262 2095
+44 7797 711 338

Investor and Media Relations
Kathy du Plessis
+44 207 557 7738
Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; projected capital estimates and anticipated development timelines related to the Goldrush Project; the planned updating of the historical Reko Diq feasibility study and targeted first production; our plans and expected completion and benefits of our growth projects, including the Goldrush Project, Fourmile, Pueblo
Viejo plant expansion and mine life extension project, Lumwana Super Pit expansion, Veladero Phase 7 leach pad project, solar power projects at NGM and Loulo-Gounkoto, Donlin Gold, and the Jabal Sayid Lode 1 project; the transition of the Chilean side of the Pascua-Lama project into closure; the potential for Lumwana to extend its life of mine through the development of a Super Pit and expected timing of the feasibility study and targeted first production; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex; capital expenditures related to upgrades and ongoing management initiatives; Barrick’s global exploration strategy and planned exploration activities; the resumption of operations at the Porgera mine and expected restart of mining and processing in the first quarter of 2024; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and future reserve replacement; asset sales, joint ventures and partnerships; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets (including with respect to our Scope 3 emissions and our reliance on our value chain to help us achieve these targets within the specified time frames), safety performance, TSF management, including Barrick’s conformance with the GISTM, community development, responsible water use, biodiversity and

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human rights initiatives; Barrick’s engagement with local communities; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; the potential impact of proposed changes to Chilean law on the status of value added tax refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to related to greenhouse gas emission levels, energy efficiency and reporting of risks; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cyber-attacks, cybersecurity breaches, or similar network or system disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks

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that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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